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05008661

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genting Berhad

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 08 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4962 FISCAL YEAR 12/31/04

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/7/05



GENTING BERHAD

(7916-A)





annual report 2004



CONTENTS



GENTING GROUP

We are a leading multinational corporation committed to enhancing shareholder value and maintaining long-term sustainable growth in our core businesses.

Our Mission

We will:

1. Be responsive to the changing demands of our customers and excel in providing quality products and services.

2. Be committed to innovation and the adoption of new technology to achieve competitive advantage.

3. Generate a fair return to shareholders.

4. Pursue personnel policies that recognise and reward performances and contributions of employees and provide proper training, development and opportunities for career advancement.

5. Be a responsible corporate citizen, committed to enhancing corporate governance and transparency.

Bringing You Our Expertise




STAR CRUISES

Resorts World
One of the world's leading leisure and hospitality corporations

Star Cruises
The world's first global cruise line and Asia's leading cruise operator






RUMAH CONTOH

Genting Sanyen Power
One of Malaysia's most efficient power plants

Asiatic Development
One of Malaysia's lowest cost palm oil producers and a reliable property developer







Genting Sanyen Paper & Packaging
Malaysia's largest integrated recycled paper and packaging manufacturer

Genting Oil & Gas
The only private Malaysian oil and gas production and exploration company

About
Genting Group





GENTING GROUP

Genting Group is Malaysia's leading multinational corporation and one of Asia's best managed companies with over 36,000 employees globally, 11,000 acres of prime resort land and more than 175,000 acres of choice plantation land throughout Malaysia. The Group is renowned for its strong management leadership, financial prudence and sound investment discipline.

Genting Group (www.genting.com), is a collective name for Genting Berhad and its subsidiaries and associates that comprises five listed entities with a combined market capitalisation of about US$9 billion.

With leisure and entertainment businesses ranging from land-based resorts to cruising on seas and more recently, in low-cost value air travel, the Genting Group provides truly integrated world-class leisure and entertainment services at its best.

The Group via Genting International Plc (www.gentinginternational.com) is a leading resorts specialist with international gaming expertise and global experience in developing, operating and marketing internationally acclaimed resorts and integrated entertainment landmarks in Asia, the United Kingdom, Australia and the Americas. Genting International, owns 50% of Maxims Casino Club (www.maximsclub.com), an exclusive high-end casino in London and has a joint venture with Stanley Leisure, the UK's largest casino operator to develop regional casinos in the UK.

Genting was founded in 1965 by Tan Sri Lim Goh Tong. Genting's primary asset is Genting Highlands Resort (www.genting.com.my). This award-winning resort, managed via Resorts World Bhd (www.resortsworld.com), has grown to become one of Asia's leading integrated entertainment resorts, attracting over 17 million visitors in 2004. Resorts World also owns and manages the Awana chain of hotel resorts in Malaysia (www.awana.com.my), comprising Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort, Terengganu and Awana Porto Malai, Langkawi.

Star Cruises Limited (www.starcruises.com) started its operations in Singapore 12 years ago and has since grown to become the world's third largest cruise line and Asia-Pacific's leading cruise operator, operating under the internationally recognised brands of Star Cruises, Norwegian Cruise Line and NCL America.

Backed by 40 years of experience, management expertise and strong financials, the Group has successfully expanded beyond leisure and hospitality operations to power generation, plantations, properties, paper manufacturing, oil & gas and new-age environmental-focused ventures.

Genting Sanyen Power operates one of the most efficient power plants in Malaysia. It owns a 720MW gas-fired combined cycle power plant that uses Asia's first environmental-friendly hybrid cooling tower that produces no visible plume. The Power Division has successfully ventured to India.

Asiatic Development (www.asiatic.com.my) is one of Malaysia's lowest cost palm oil producers and a reliable property developer of several major residential and commercial properties in Malaysia. Genting Sanyen Paper and Packaging is Malaysia's largest integrated recycled paper and packaging manufacturer. Genting Oil & Gas (www.gentingoil.com) is the only private Malaysian oil and gas production and exploration company.

The Genting Group has turned vision into reality at its fully integrated mountain-top resort and has grown from strength to strength as a leading Asian multinational corporation.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Thirty-Seventh Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.15 p.m.

AS ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2004 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM594,000 for the financial year ended 31 December 2004 (2003 - RM597,699). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   i) Dato' Paduka Nik Hashim bin Nik Yusoff **(Resolution 4)**
   ii) Tan Sri Dr. Lin See Yan **(Resolution 5)**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965 :

   "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 6)**

   "That Tan Sri (Dr.) Gunn Chit Tuan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

6. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 8)**

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

Ordinary Resolutions

7. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "THAT, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company for the time being and that the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 9)**

8. **Proposed renewal of the authority for the purchase of own shares**

   "THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by Bursa Malaysia Securities Berhad ("Bursa Malaysia") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on Bursa Malaysia upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased pursuant to this resolution does not exceed 70,452,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company as at 29 April 2005. Based on the audited financial statements for the financial year ended 31 December 2004, the Company's retained profits and share premium accounts were RM3,294.6 million and RM99.5 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of up to two (2) Participating Organisations as defined in the Bursa Malaysia Listing Requirements and the opening and maintaining of Central Depository Accounts designated as Share Buy-Back Accounts) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." **(Resolution 10)**

9. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2005

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back are set out in the Share Buy-Back Statement of the Company dated 31 May 2005 which is despatched together with the Company's 2004 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

Pursuant to paragraph 8.28 (2) of the listing requirements of Bursa Malaysia Securities Berhad

1. The following are the Directors standing for re-election at the Thirty-Seventh Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.15 p.m.:

   (a) Pursuant to Article 99 of the Articles of Association of the Company

      (i) Dato' Paduka Nik Hashim bin Nik Yusoff
      (ii) Tan Sri Dr. Lin See Yan

   (b) Pursuant to Section 129 of the Companies Act, 1965

      (i) Tan Sri Mohd Amin bin Osman
      (ii) Tan Sri (Dr.) Gunn Chit Tuan

2. Number of Board Meetings held during the financial year ended 31 December 2004: ***7***

3. Attendances of Directors at Board Meetings held during the financial year ended 31 December 2004 are set out on page 40 of this Annual Report.

4. Further details on the Directors standing for re-election at the Thirty-Seventh Annual General Meeting are set out on pages 11 to 12 of this Annual Report.

GROUP CORPORATE STRUCTURE



GENTING BERHAD
(7916-A)

and its Principal Subsidiaries and Associates
as at 20 May 2005

LEISURE & HOSPITALITY DIVISION

57.7%
Resorts World Bhd*

57.7%
Genting Golf Course Bhd^

57.7%
First World Hotels & Resorts Sdn Bhd^

57.7%
Resorts World Tours Sdn Bhd^

57.7%
Widuri Pelangi Sdn Bhd^

57.7%
Papago Sdn Bhd^

54.8%
Asiatic Golf Course (Sg.Petani) Bhd#

21.1%
Star Cruises Limited*^^**

PLANTATIONS DIVISION

54.8%
Asiatic Development Berhad*

54.8%
Asiatic Tanjung Bahagia Sdn Bhd#
(Formerly known as Tanjung Bahagia Sdn Bhd)

54.8%
Asiatic SDC Sdn Bhd#
(Formerly known as Sabah Development Company Sdn Bhd)

54.8%
Asiatic Oil Mills (WM) Sdn Bhd#
(Formerly known as Ayer Item Oil Mill Sdn Bhd)

54.8%
Asiatic Plantations (WM) Sdn Bhd#
(Formerly known as Sing Mah Plantation Sdn Bhd)

PROPERTY DIVISION

100%
Oakwood Sdn Bhd

57.7%
Genting Highlands Bhd^

57.7%
Gentinggi Sdn Bhd^

57.7%
Kijal Resort Sdn Bhd^

34.6%
Bandar Pelabuhan Sdn Bhd^

54.8%
Asiatic Land Development Sdn Bhd#

54.8%
Setiamas Sdn Bhd#

54.8%
Asiatic Properties Sdn Bhd#

POWER DIVISION

100%
Genting Power Holdings Ltd

58.6%
Genting Sanyen Power Sdn Bhd

30%
Lanco Kondapalli Power Pvt Ltd

36.3%
Aban Power Company Ltd

INVESTMENT HOLDING & MANAGEMENT SERVICES

100%
Genting Hotel & Resorts Management Sdn Bhd

100%
Awana Hotels & Resorts Management Sdn Bhd

100%
Genting Management and Consultancy Services Sdn Bhd

100%
Genting Overseas Holdings Ltd

69.0%
Genting International PLC**

57.7%
Resorts World Limited^

74%
Genting Lanco Power (India) Pvt Ltd
(Formerly known as Eastern Generation Services (India) Pvt Ltd)

E-COMMERCE DIVISION

91.5%
E-Genting Holdings Sdn Bhd

91.5%
Genting Information Knowledge Enterprise Sdn Bhd

91.5%
E-Genting Sdn Bhd

91.5%
Genting WorldCard Services Sdn Bhd

OIL & GAS DIVISION

95%
Genting Oil & Gas Limited

PAPER DIVISION

97.7%
Genting Sanyen Industrial Paper Sdn Bhd

97.7%
Genting Sanyen Paperboard Sdn Bhd

---

* Listed on Bursa Malaysia Securities Berhad.

** Listed on the Luxembourg Stock Exchange and quoted on CLOB International, Singapore. 64.6%-owned by Genting Overseas Holdings Ltd and 7.6%-owned by Resorts World Limited.

*** Listed on The Stock Exchange of Hong Kong Limited and quoted on CLOB International, Singapore.

^ Subsidiary of Resorts World Bhd.

^^ A 36.1%-owned associate of Resorts World Bhd.

\# Subsidiary of Asiatic Development Berhad.

CORPORATE DIARY

2004

26 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2003.

20 April
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2003 and the Thirty-Sixth Annual General Meeting.

Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back.

25 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2004.

31 May
Notice to shareholders of the Thirty-Sixth Annual General Meeting.

23 June
Thirty-Sixth Annual General Meeting.

2 July
Announcement of the signing of a 30-year Production Sharing Contract ("PSC") by Sanyen Oil & Gas Ltd, an indirect 95% owned subsidiary of the Company with BPMIGAS on 29 June 2004 for the Anambas Block in West Natuna, Indonesia.

25 August
Announcement of the Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2004.

Announcement of the Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2004.

13 September
Announcement of the Proposed issuance of USD250 million (RM950 million) Guaranteed Notes to investors outside Malaysia by Prime Holdings (Labuan) Limited, a wholly-owned subsidiary of the Company ("Proposed Notes Issue").

20 September
Announcement of the completion of the book-building process and principal terms and conditions in relation to the Proposed Notes Issue.

30 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2004.

14 December
Announcement of the signing of a 30-year PSC by Genting Oil Natuna Pte Ltd, an indirect 95% owned subsidiary of the Company with BPMIGAS on 12 December 2004 for the Northwest Natuna Block in West Natuna, Indonesia.

2005

17 January
Announcement of the acquisition by Genting Oil Salawati Pte Ltd, an indirect 95% owned subsidiary of the Company, of 49.99% participating interest in the Indonesia West Salawati PSC from Pearl-Oil (Salawati) Limited on 15 January 2005.

26 January
Announcement of the successful testing and placing onto production of a newly drilled development well 'ZG10-18' in the Zhuangxi Buried Hill Oilfield, China by Genting Oil & Gas (China) Limited, an indirect 95% owned subsidiary of the Company.

25 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2004.

13 April
Announcement of the Entitlement Date for the Proposed Financial Dividend in respect of the financial year ended 31 December 2004 and the Thirty-Seventh Annual General Meeting.

Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back.

6 May
Announcement of the disposal of 3,620,086 ordinary shares of 25p each in Stanley Leisure plc by Genting Overseas Holdings Limited ("GOHL"), a wholly-owned subsidiary of the Company, to Palomino Limited, a wholly-owned subsidiary of Genting International PLC ("GIPLC"), which in turn is a subsidiary of GOHL.

13 May
Announcement of the proposed disposal by GOHL of its entire equity interest in Sedby Limited to GIPLC for a consideration of USD18.4 million (approximately RM69.92 million).

27 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2005.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2003 Final - 14.5 sen less tax	26 February 2004	7 July 2004	30 July 2004
2004 Interim - 8.0 sen less tax	25 August 2004	7 October 2004	29 October 2004
2004 Proposed Final - 16.0 sen less tax	25 February 2005	8 July 2005	29 July 2005*

** Upon approval of Shareholders at the Thirty-Seventh Annual General Meeting.*

CORPORATE INFORMATION



Tan Sri Lim Goh Tong
Founder
Honorary Life Chairman

BOARD OF DIRECTORS



Tan Sri Lim Kok Thay
Chairman
President
Chief Executive



Tun Mohammed Hanif bin Omar
Deputy Chairman



Tan Sri Mohd Amin bin Osman
Executive Director



Dr R. Thillainathan
Executive Director &
Chief Operating Officer



Mr Quah Chek Tin
Executive Director



Dato' Paduka Nik Hashim bin Nik Yusoff
Independent Non-Executive Director



Tan Sri (Dr.) Gunn Chit Tuan
Independent Non-Executive Director



Tan Sri Dr. Lin See Yan
Independent Non-Executive Director

CORPORATE INFORMATION (cont'd)

Tan Sri Lim Goh Tong
Founder & Honorary Life Chairman

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman, President & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Mohd Amin bin Osman
Executive Director

Dr R Thillainathan
Executive Director & Chief Operating Officer

Mr Quah Chek Tin
Executive Director

Mr Chong Kin Leong
Executive Vice President - Finance

Mr Justin Leong Ming Loong
Head of Strategic Investments

Mr Tan Wooi Meng
Group Company Secretary

Encik Azmi bin Abdullah
Group Treasurer

AUDIT COMMITTEE

Tan Sri (Dr.) Gunn Chit Tuan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

Mr Quah Chek Tin
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Dr. Lin See Yan
Chairman/Independent Non-Executive Director

Tan Sri (Dr.) Gunn Chit Tuan
Member/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Dato' Paduka Nik Hashim bin Nik Yusoff
Chairman/Independent Non-Executive Director

Tan Sri (Dr.) Gunn Chit Tuan
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

GENTING BERHAD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 7916-A

REGISTERED OFFICE

24th Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2178 2288/2333 2288
Fax : (03) 2161 5304
E-mail : gbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2178 2266/2333 2266
Fax : (03) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(28 December 1971)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMEPAGE

www.genting.com

DIRECTORS' PROFILE

Tan Sri Lim Kok Thay (Malaysian, aged 53), appointed on 17 August 1976, is the Chairman, President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the Chairman, President & Chief Executive of Resorts World Bhd ("RWB"), the Joint Chief Executive and a Director of Asiatic Development Berhad ("ADB") and the Chairman of Genting International PLC ("GIPLC").

In addition, he sits on the Boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds a total of 3,433,800 ordinary shares in the Company, 50,000 ordinary shares in RWB, 144,000 ordinary shares in ADB and 20,000 ordinary shares in GIPLC; and has a share option to subscribe for 1,000,000 ordinary shares in the Company, a share option to subscribe for 750,000 ordinary shares in RWB and a share option to subscribe for 825,000 ordinary shares in ADB.

Tan Sri Lim is a Director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR only by virtue of being a beneficiary of a discretionary trust which owns the non-voting preference shares in KHR.

Tan Sri Lim is the Chairman, President and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 66), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board.

He is also the Deputy Chairman of Resorts World Bhd ("RWB") and the Chairman on the Board of public-listed General Corporation Berhad. He is a Director of AMMB Holdings Berhad, AmFinance Berhad, AMFB Holdings Berhad, and Fullmark Manufacturing Bhd. He is the President of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 200 ordinary shares in the Company and 1,000 ordinary shares in RWB; and has a share option to subscribe for 500,000 ordinary shares in the Company and RWB respectively.

Tan Sri Mohd Amin bin Osman (Malaysian, aged 77), appointed on 12 May 1986, was appointed an Executive Director on 1 May 2003 upon the expiry of his consultancy contract with the Company on 30 April 2003. He is also the Chairman of Asiatic Development Berhad ("ADB").

He had a distinguished career with the Royal Malaysian Police Force for a period of over 36 years where he retired as the Acting Inspector General of Police, Malaysia. In between, he had served as Deputy Commissioner of Police, Sabah; Brigade Commander, Police Field Force, East Malaysia; Chief of City Police, Kuala Lumpur; and Director of the Special Branch, Malaysia. He has won various awards including the Panglima Setia Mahkota and Sri Indera Mahkota Pahang. He also sits on the Board of Shangri-la Hotels (Malaysia) Berhad.

Tan Sri Mohd Amin holds 8,000 ordinary shares in the Company, 122,000 ordinary shares in Resorts World Bhd and 164,000 ordinary shares in ADB; and has a share option to subscribe for 500,000 ordinary shares in the Company and a share option to subscribe for 825,000 ordinary shares in ADB.

Dr R. Thillainathan (Malaysian, aged 60), appointed on 15 January 2003, is an Executive Director & Chief Operating Officer. He holds a Class 1 Honours in Bachelor of Arts (Economics) Degree from the University of Malaya, obtained his Masters and PhD in Economics from the London School of Economics and is a Fellow of the Institute of Bankers Malaysia.

He has been with the Genting Group since 1989 and also holds directorships in other companies within the Group. He also sits on the Board of Petronas Dagangan Berhad and Bursa Malaysia Berhad. Dr R. Thillainathan has extensive years of experience in finance and banking. He is the immediate past President of Malaysian Economic Association.

Dr R. Thillainathan has a share option to subscribe for 250,000 ordinary shares in the Company.

Mr Quah Chek Tin (Malaysian, aged 53), appointed on 12 April 1999, is an Executive Director. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales.

He is also an Executive Director & Chief Operating Officer of Resorts World Bhd ("RWB") and a Director of Asiatic Development Berhad.

He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company and RWB respectively and has a share option to subscribe for 500,000 ordinary shares in the Company.

Dato' Paduka Nik Hashim bin Nik Yusoff (Malaysian, aged 67), appointed on 8 June 1979, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from Melbourne University and also a Masters Degree in Public Administration from Harvard University, USA. He has been in the banking industry for more than 30 years. He is the Chairman of Utama Banking Group Berhad and sits on the Boards of Malayan United Industries Berhad, UBG Enterprise Bhd, CMS Trust Management Berhad and Rashid Hussain Berhad.

Tan Sri (Dr.) Gunn Chit Tuan (Malaysian, aged 76), appointed on 6 July 1994, is an Independent Non-Executive Director. He is the former Chief Justice of Malaya from where he retired on 20 May 1994. He holds a Master of Arts Degree, a Bachelor of Laws (Honours) Degree (redesignated as LLM in 1985) from University of Cambridge and is a Barrister-at-Law from Lincoln's Inn. He has been awarded both the Panglima Mangku Negara and Panglima Setia Mahkota and was recently conferred the Doctor of Science (Honorary) by the University Putra Malaysia.

Tan Sri Dr. Lin See Yan (Malaysian, aged 65), appointed on 28 November 2001, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Lin was Chairman/President and Chief Executive Officer of Pacific Bank Group and for 14 years since 1980, the Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Chairman, Experts Group on Finance for Sustainable Development at the UN Commission on Sustainable Development (New York); Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member of the US based Asian Financial Regulatory Shadow Committee.

He is Chairman, Council of the Graduate School Alumni Association at Harvard University and member, Visiting Committee on Asian Studies as well as Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation.

Tan Sri Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore and Indonesia, including as Independent Director of Resorts World Bhd, Ancom Berhad, Fraser & Neave Holdings Berhad, Wah Seong Corporation Berhad, Jobstreet Corporation Berhad and Kris Components Berhad.

Attendance at Board Meetings

The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 40 of this Annual Report.

CHAIRMAN'S STATEMENT



"We are committed to grow from **strength to strength** and achieve **greater success.**"





On behalf of the Board of Directors, I am pleased to present to you the Annual Report and Audited Financial Statements of the Genting Group of Companies ("Group") for the financial year ended 31 December 2004.

PERFORMANCE REVIEW

The Malaysian economy registered a healthy 7.1% GDP growth in 2004. The growth was largely driven by stronger external demand in the manufacturing and services sectors and higher private sector spending that improved the domestic demand. In line with the nation's stronger economic growth, the Group achieved a new record high revenue of RM4.6 billion in 2004, as compared to RM4.2 billion in 2003. The Group's profit before tax rose by 14% to RM1.8 billion in 2004, versus RM1.6 billion in 2003.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2004 RM million	2003 RM million	Change %
Operating revenue	4,647.0	4,237.1	10
Profit before taxation	1,777.8	1,562.3	14
Profit after taxation	1,434.1	1,081.6	33
Net profit for the year	928.0	713.8	30
Shareholders' equity	7,868.5	7,044.8	12
Total assets employed	16,596.5	14,207.4	17
Basic earnings per share [sen]*	131.76	101.34	30
Diluted earnings per share [sen]*	131.32	101.18	30
Net dividend per share [sen]	17.28	15.48	12
Dividend cover [times]*	7.6	6.5	17
Net tangible assets per share [RM]	11.15	10.00	12
Return (after tax and minority interests) on average shareholders' equity [%]	12.45	10.60	17

** Computed based on profit after taxation and minority interests.*

The Group's improved revenue was attributable to the higher contributions from all of its main operational divisions. The increased revenue registered by the Leisure and Hospitality Division was mainly due to better underlying performance arising from higher visitor arrivals. The Plantations, Paper & Packaging and Oil & Gas Divisions achieved higher average selling prices for their respective products. The better performance in the Plantations Division was also attributable to a 13% increase in fresh fruit bunches production, as a result of additional harvesting areas from existing as well as newly acquired estates. The 2004 performance by the Plantations Division was by far the best since the Division commenced its plantation business in 1980.

The revenue from the Power Division in 2004 was not comparable to that of the previous year as the latter included the revenue of Genting Sanyen Power Sdn Bhd ("GSP") only after 31 March 2003, when the acquisition by the Group of the additional stake of 20% in GSP was completed. In addition, the revenue arising from the Lanco Kondapalli plant in India was only included from June 2003 upon the completion of its acquisition.

However, improved profit in 2004 was mitigated by lower profits from the Properties and Oil & Gas Divisions, mainly due to a write-off in capitalised expenses and higher expenses incurred respectively.

The Group's profit from jointly controlled entities and associates was RM34.8 million in 2004 versus a loss of RM45.9 million in 2003. This included a share of profit of RM12.8 million from Star Cruises Limited ("Star Cruises"), compared to a share of loss of RM88.0 million in the previous year.

PROFIT/(LOSS) BEFORE TAXATION



RM million
2,000
1,500
1,000
500
0
(500)
2000
2001
2002
2003
2004
(322.7)
1,034.6
1,559.5
1,562.3
1,777.8

TOTAL ASSETS EMPLOYED



RM million
18,000
15,000
12,000
9,000
6,000
3,000
0
9,307.2
10,230.0
11,445.8
14,207.4
16,596.5
2000
2001
2002
2003
2004

BASIC EARNINGS/(LOSS) PER SHARE



Sen
200
150
100
50
0
(50)
2000
2001
2002
2003
2004
(34.96)
64.20
107.41
101.34
131.76

NET TANGIBLE ASSETS PER SHARE



RM
14
12
10
8
6
4
2
0
7.68
8.18
9.12
10.00
11.15
2000
2001
2002
2003
2004

DIVIDENDS

As a policy, it is the intention of the Group to maintain a reasonable balance between dividend payouts and the setting aside of funds for financial prudence as well as for future business expansions. An interim dividend of 8.0 sen per share less 28% tax, amounting to RM40.6 million was paid on 29 October 2004. The Board has recommended to increase the final gross dividend to 16.0 sen per share from 14.5 sen per share in the previous financial year, less income tax of 28%.

The proposed final dividend amounts to RM81.2 million and will require the approval of shareholders at the forthcoming Thirty-Seventh Annual General Meeting. Total gross dividend per share for the year will increase to 24.0 sen from 21.5 sen in the previous year.

BUSINESS DEVELOPMENTS

During the year, we maintained our focus on continuous improvements to further strengthen and grow the business divisions of the Group.

The **Leisure & Hospitality Division,** which owns and operates Genting Highlands Resort ("Resort") - one of Asia's leading integrated leisure entertainment resorts, continued to attract more visitors by implementing innovative sales and marketing strategies and introducing a myriad of highly acclaimed entertainment shows, musicals and endless leisure, shopping and theme park attractions. The Resort played host to multi-million dollar shows such as *Annie* and *Peter Pan* and the in-house produced extravaganzas *Fantastica - The New Age Circus* and *H20* - a unique lights, music and magical fountain effect wonder. Located at 6,000 feet above sea level, amidst fresh, cool mountain air, the Resort (popularly known as Genting - City of Entertainment), achieved a new record high of 17.4 million visitors in 2004.

During the year, the Division continued with the Phase 2 development of First World Hotel. Having completed Tower 2's 9-level car park in 2003, the Division completed the first 1,000 rooms and 12 new state-of-the-art meeting rooms in November 2004. The remaining 2,000 rooms of Tower 2 are scheduled for completion by the end of 2005. When completed, First World Hotel will be the world's largest hotel, with close to 6,200 rooms.

During the year, the Group continued to enhance its products and facilities aimed at attracting new and repeat visitors to the Resort. Genting Hotel converted two hotel floors into *Maxims Club*, which features two Villa suites, 50 luxury suite rooms, an upgraded Business Centre, a private VIP check-in lounge and an exclusive dining and entertainment area, as well as personalised butler services, catering exclusively to our premium guests.

At First World Plaza, the new *Star World* that was relocated and renovated with new gaming attractions was officially launched on 26 November 2004. The *Safari Disco* at Genting Hotel was renovated and reopened and the *Cloud 9 Disco* was converted into *Cloud 9* fun pub in November 2004 to further attract the younger crowd.

The latest attraction ride at Genting Theme Park in 2004 was the *Flying Coaster*. This is Asia's first hang gliding roller coaster offering an incredible zero gravity flying sensation for the thrill seeker.

New dining outlets were added to the already many food and beverage offerings. Two new specialty dining restaurants at Genting Hotel were introduced, *Ming Ren - The Lamb Specialist Restaurant* and *The Olive* which offers continental cuisine served in a classy ambience. *Hou Mei Noodles House* was introduced at First World Plaza.

For the fitness and spa enthusiasts, the newly opened and elegantly designed *M Spa* is equipped with the latest gym equipment and offers a variety of spa treatments, perfect for de-stressing and relaxation.

The Group's efforts to improve and upgrade the infrastructure at the Resort took a step further with the construction of the new 4.5 km bypass road between the hilltop and Chin Swee Caves Temple area in 2004. Scheduled for completion by the third quarter of 2005, the road will serve as an alternative route to the hilltop of the Resort and ease the anticipated increase in traffic flow when Tower 2 of First World Hotel is completed.

WorldCard, the Group's customer loyalty programme grew steadily by 37% to reach 1.3 million members in 2004. An agreement with Star Cruises in January 2004 enabled *WorldCard* to jointly develop and grow the *WorldCard* loyalty programme. *WorldCard* members can enjoy cross-border values and recognition at over 330 merchants with close to 1,400 outlets in Malaysia, Singapore and Hong Kong.

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal') in Terengganu was named the No. 1 Resort on the East Coast 2004, as awarded by the Hospitality magazine. The opening of the East Coast Expressway in August 2004 has improved accessibility and helped to further promote Awana Kijal as the choice holiday destination on the east coast of Malaysia.

Our associate, Star Cruises, which is the world's third largest cruise line and the leading cruise operator in Asia Pacific, continues to maintain flexible fleet strategies to handle unexpected challenges and to provide the best cruise itineraries. Voted by TTG Asia as the "Best Cruise Operator in Asia-Pacific" for the seventh time and awarded the "Most Unique Product Award" at the India International Travel Mart in 2004, Star Cruises is renowned for its exemplary service and world-class innovative cruise products.

Star Cruises' subsidiary NCL Corporation Ltd ("NCL") made maritime history in the United States in July 2004 when it unveiled the reflagged *Pride of Aloha* under the NCL America brand for its Hawaiian itineraries. The *Pride of Aloha* is the first US-flagged ship in almost half a century with a fully US-based crew. NCL is scheduled to take delivery of two new vessels, the *Pride of America* and the *Norwegian Jewel* in June and August 2005 respectively.

The *Pride of Hawaii*, the third newbuild to the NCL America fleet will be delivered in April 2006. The company has contracted another two newbuilds due for delivery in 2007.

The **Power Division** completed the acquisition of a 36.26% stake in Aban Power Company Ltd ("Aban Power") in August 2004. Aban Power undertook the construction of a 113MW gas fired combined cycle power plant in the Tanjore District of Tamil Nadu, India, which progressed smoothly in 2004. The plant will be completed in June 2005. This is the second power plant venture in India that the Division has undertaken. The Division now has interests in three power plants, namely the 720MW Genting Sanyen Kuala Langat Power Plant in Malaysia, the 368MW Lanco Kondapalli plant in Andhra Pradesh, India and the newly completed 113MW Aban Power plant. We will continue to expand into viable power-related investments, be it local or overseas.

The **Plantations Division** completed the acquisition of the Trushidup Group of Estates in Sabah in May 2004 for RM212 million, which included 6,755 hectares of oil palm estates and a 60-tonne per hour oil mill. These estates and oil mill were subsequently renamed Asiatic Sekong Estate and Asiatic Suan Lamba Estate. With this acquisition, the Division has a total plantation land area of 65,668 hectares.

The **Paper and Packaging Division** benefited from improved demand in paper and corrugated products as well as from higher average selling prices in 2004. During the year, the Division invested in a new start-up that uses recycling technology to convert wood and plastic into wood plastic composite. Brand-patented as *Ritewood*, this innovative and environmental friendly product is an alternative building material that can be used indoors and outdoors.

The **Oil & Gas Division** operates the Zhuangxi Buried Hill Oilfield in Shandong Province, China which produced 138,550 tonnes of wellhead oil in 2004. During the year, the Division drilled two new deep wells 'ZG10-18' and 'ZG10-8' into the oilfield. Both wells were successfully tested and commenced production in early 2005. ZG10-18 was particularly successful, as it not only significantly increased the oil production, but also highlighted new reserves potential for the field.

In Indonesia, the Division signed two new Production Sharing Contracts ("PSCs") with BPMIGAS, Indonesia's oil and gas regulatory body in 2004. These PSCs cover the Anambas and the North West Natuna Blocks, which are situated in Indonesia's Natuna Sea, adjacent to the maritime boundary of Peninsular Malaysia. The Division will undertake 3D seismic and exploratory drilling on both of these blocks during the next two years. On 15 January 2005, the Division signed agreements with Pearl-Oil (Salawati) Limited to acquire 49.99% of the latter's participating interest in West Salawati PSC in Indonesia.

The Division continued to monitor developments at the Muturi PSC and the Tangguh Liquefied Natural Gas ("LNG") project. Its subsidiary Laila Limited has retained rights (a deferred consideration) to long-term future cash flows from the Muturi PSC. The LNG Project has started construction and first LNG is expected in 2008. The Muturi PSC with BPMIGAS has been extended until 31 December 2035.

The Group's **E-commerce and IT Development Division,** eGENTING continued to enhance the operational efficiencies of the Group through its implementation of various value-added application systems and software. These efforts have resulted in www.genting.com.my - Malaysia's biggest online hospitality website, WorldReservation Centre - one of the most sophisticated call centre operations in the region, the Global Hospitality Management System, Dynamic Reporting System, the Customer Relationship Management System and *WorldCard*, the regional loyalty programme. These efforts provide an integrated, global reservation system where customers can access and purchase rooms, show tickets, limousines and F&B products and services at any time throughout the year.

During the year, *WorldCard's* website, www.worldcard.com.my was enhanced with self-service features to enable online redemption and online transactions for both *WorldCard* members and merchant partners. More self-service functions will be rolled out in 2005.

As a caring and responsible corporation, the Group continues to support various charitable bodies, non-governmental organisations, sports associations and other worthy causes in the country.

Following the 26 December 2004 tsunami tragedy that affected several countries' coastal homes and towns including Malaysia, the Group donated over RM3.5 million in connection with the tsunami disaster, including RM1 million each to support the Malaysian Tsunami Disaster Fund, the Indonesian Tsunami Disaster Fund and the Force of Nature Foundation.

CORPORATE DEVELOPMENTS

This was an active year for the Group and numerous strategic investments were made.

On 23 September 2004, the Group's subsidiary, Genting International PLC ("Genting International") announced the acquisition of London-based Maxims Casino from the Gala Group Limited for a total consideration of £10.5 million. The acquisition was successfully completed on 12 January 2005. Maxims Casino Club, situated at Palace Gate, Kensington, is one of the exclusive, high-end casinos in London.

On 23 November 2004, Genting International entered into a 50:50 joint venture with Stanley Leisure Plc ("Stanley Leisure"). Stanley Leisure is the largest casino operator in the United Kingdom with 41 casinos (including the world-renowned 'Crockfords') and the fourth largest bookmaker with over 600 licensed betting offices. The joint venture, known as Stanley Genting Casinos Limited, will develop regional casinos in the UK. As part of this transaction, Genting International sold a 50% financial interest in Maxims Casino Club to Stanley Leisure, for a consideration of about 1.43 million new shares of Stanley Leisure, amounting to about £6.45 million. This transaction was successfully completed on 25 January 2005.

As part of the Group's strategy to rationalise its overseas leisure and gaming related businesses under the corporate umbrella of Genting International; on 6 May 2005, Genting International announced the acquisition of a 2.8% equity stake in Stanley Leisure from Genting Berhad and a 11.9% equity stake in London Clubs International plc ("LCI") from Resorts World Bhd. Upon the completion of these acquisitions, Genting International will have equity stakes of 20.3% in Stanley Leisure and 29.9% in LCI. On 13 May 2005, the Group further restructured Genting International via Genting International's acquisition of a 100% stake in E-Genting Holdings Sdn Bhd, the holding company of eGENTING from the Group.

This rationalisation will enable Genting International to continue to spearhead the Group's strategic position in the gaming industry in the United Kingdom and strengthen the Group's position as a leading global leisure and hospitality corporation.

In December 2004, Star Cruises entered into a strategic alliance with Valuair, Singapore's first low-cost value air carrier. Following this partnership, the companies will jointly explore new markets for growth potential in the transport sector as well as provide passengers with attractive fly/cruise packages in a seamless yet flexible travel experience at attractive affordable prices.

In June 2004, Resorts World Bhd signed a collaborative partnership with INTI Universal Holdings Bhd, forming a joint venture company to operate Kolej Antarabangsa Genting INTI, which will offer tertiary and vocational education for the tourism, leisure and hospitality industry.

On 28 February 2005, the Group, via Genting International and Star Cruises, made a joint 50:50 submission in response to the Singapore Tourism Board's request for concepts for integrated resorts at the Marina Bayfront and the Sentosa sites. The Genting Group announced its partnership with Universal Parks & Resorts, a world renowned theme park operator for the proposed integrated resort on Sentosa Island on 8 April 2005.

On 18 April 2005, the Government of Singapore decided to proceed with the development of the integrated resorts in Singapore at Marina Bayfront and Sentosa and to call for firm proposals for the two sites. We are excited by the opportunity that the integrated resorts present and plan to submit firm proposals of an iconic and outstanding resort at each site.

In anticipation of further strategic investments and expansion, the Genting Group via Genting International, undertook a renounceable rights issue offering to raise US$305 million. The rights issue exercise began in November 2004 and was completed in May 2005.

PROSPECTS

The Genting Group will remain vigilant in developing effective and competitive strategies to further strengthen our business activities. We are constantly on the lookout for investments with earnings potential that will further enhance shareholder value.

We have widened our investment horizons to various countries across the world, including the United Kingdom, United States, China, India, Singapore and Indonesia. We will continue to expand our businesses into new growth areas, both locally and overseas, whether through internal resources or strategic alliances and partnerships.

2005 marks the 40th anniversary of the Genting Group. We kick-started celebrations in January 2005 and I foresee an exciting and eventful year for the Group.

We are committed to grow from strength to strength and achieve greater success.

APPRECIATION

We are proud that the Genting Group has, for the tenth time, been awarded the No. 1 position in overall corporate leadership in Malaysia by the Asian Wall Street Journal 200 (formerly known as Far Eastern Economic Review 200). This record-breaking achievement stands as great testimony to our strong management leadership, financial prudence and sound investment discipline.

My gratitude is extended to our distinguished fellow members of the Board, who have always been supportive and provided valuable insights to the Group throughout the year. I would also like to thank the management and employees for their hard work, dedication and loyalty to the Group.

To our shareholders, customers, business associates and the various authorities, thank you for your continued support and confidence in the Group.

TAN SRI LIM KOK THAY
Chairman
20 May 2005

PENYATA PENGERUSI

"Kita bertekad untuk mengukuhkan kekuatan demi mencapai lebih kejayaan."

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahun dan Penyata Kewangan yang telah Diaudit bagi Kumpulan Syarikat-Syarikat Genting ("Kumpulan") untuk tahun kewangan berakhir 31 Disember 2004.

KAJIAN PRESTASI

Ekonomi Malaysia mencatatkan pertumbuhan Keluaran Dalam Negara Kasar (KDNK) sebanyak 7.1% di dalam 2004. Pertumbuhan ini dirangsang oleh permintaan luaran yang lebih kukuh terhadap sektor pembuatan dan perkhidmatan serta pertambahan perbelanjaan sektor swasta yang telah meningkatkan permintaan domestik. Sejajar dengan pertumbuhan ekonomi negara yang lebih mantap, Kumpulan telah mencapai perolehan pada tahap tertinggi yang baru iaitu RM4.6 bilion dalam 2004, berbandingkan RM4.2 bilion dalam 2003. Keuntungan sebelum cukai bagi Kumpulan meningkat sebanyak 14% kepada RM1.8 bilion dalam 2004, berbanding RM1.6 bilion dalam 2003.

Peningkatan perolehan Kumpulan adalah disebabkan oleh pertambahan sumbangan-sumbangan dari kesemua bahagian operasi utamanya.

Pertambahan perolehan yang dicatatkan oleh Bahagian Peranginan dan Keraian disebabkan oleh peningkatan prestasi asas hasil daripada ketibaan pelancong yang lebih tinggi. Bahagian-bahagian Perladangan, Kertas & Pembungkusan dan Minyak & Gas mencatatkan purata harga jualan yang lebih tinggi untuk produk masing-masing. Peningkatan prestasi Bahagian Perladangan juga disebabkan oleh peningkatan pengeluaran buah tandan basah sebanyak 13%, hasil daripada pertambahan kawasan penuaian dari ladang-ladang yang sedia ada dan juga yang baru dibeli. Prestasi Bahagian Perladangan dalam 2004 adalah jauh paling cemerlang sejak Bahagian ini memulakan perniagaan perladangannya dalam 1980.

SOROTAN KEWANGAN

Tahun berakhir 31 Disember	2004 RM Juta	2003 RM Juta	Beza %
Perolehan operasi	4,647.0	4,237.1	10
Untung sebelum cukai	1,777.8	1,562.3	14
Untung selepas cukai	1,434.1	1,081.6	33
Untung bersih bagi tahun semasa	928.0	713.8	30
Ekuiti pemegang saham	7,868.5	7,044.8	12
Jumlah aset diguna	16,596.5	14,207.4	17
Perolehan asas sesaham [sen]*	131.76	101.34	30
Perolehan bersih sesaham [sen]*	131.32	101.18	30
Dividen bersih sesaham [sen]	17.28	15.48	12
Liputan dividen [kali]*	7.6	6.5	17
Aset ketara bersih sesaham [RM]	11.15	10.00	12
Pulangan (selepas cukai dan kepentingan minoriti) per purata ekuiti pemegang saham [%]	12.45	10.60	17

* *Dikira berasaskan untung selepas cukai dan kepentingan minoriti.*

UNTUNG/(RUGI) SEBELUM CUKAI


RM juta
2,000
1,500
1,000
500
0
(500)
(322.7)
1,034.6
1,559.5
1,562.3
1,777.8
2000
2001
2002
2003
2004

JUMLAH ASET DIGUNA


RM juta
18,000
15,000
12,000
9,000
6,000
3,000
0
9,307.2
10,230.0
11,445.8
14,207.4
16,596.5
2000
2001
2002
2003
2004

PEROLEHAN ASAS/(RUGI) SESAHAM


Sen
200
150
100
50
0
(50)
(34.96)
64.20
107.41
101.34
131.76
2000
2001
2002
2003
2004

ASET KETARA BERSIH SESAHAM


RM
14
12
10
8
6
4
2
0
7.68
8.18
9.12
10.00
11.15
2000
2001
2002
2003
2004

Perolehan daripada Bahagian Kuasa dalam 2004 tidak boleh dibandingkan dengan perolehannya di dalam tahun sebelumnya kerana tahun sebelumnya termasuk perolehan dari Genting Sanyen Power Sdn Bhd ("GSP") selepas 31 Mac 2003, apabila pemerolehan pegangan tambahan sebanyak 20% dalam GSP oleh Kumpulan diselesaikan. Tambahan, perolehan daripada loji janakuasa Lanco Kondapalli di India hanya dimasukkan dari Jun 2003 apabila pemerolehannya diselesaikan.

Bagaimanapun, pertambahan keuntungan dalam 2004 telah dikurangkan oleh penurunan keuntungan daripada Bahagian Hartanah dan Bahagian Minyak & Gas, masing-masing disebabkan oleh penghapusan dalam perbelanjaan modal dan pertambahan perbelanjaan yang telah ditanggung.

Keuntungan Kumpulan daripada entiti-entiti yang dikawal bersama dan sekutu-sekutu adalah RM34.8 juta dalam 2004 berbanding dengan kerugian sebanyak RM45.9 juta dalam 2003. Ini termasuk keuntungan sebanyak RM12.8 juta dari Star Cruises Limited ("Star Cruises"), berbandingkan kerugian sebanyak RM88.0 juta pada tahun sebelumnya.

DIVIDEN

Sebagai polisi, adalah hasrat Kumpulan untuk mengekalkan keseimbangan yang munasabah di antara dividen yang dibayar dengan dana-dana yang diperuntukkan bagi tabung kewangan serta untuk perkembangan perniagaan masa hadapan. Dividen interim sebanyak 8.0 sen sesaham tolak cukai 28%, berjumlah RM40.6 juta telah dibayar dalam 29 Oktober 2004. Lembaga Pengarah telah mencadangkan untuk menaikkan dividen kasar akhir kepada 16.0 sen sesaham daripada 14.5 sen sesaham dalam tahun kewangan sebelumnya, tolak cukai pendapatan sebanyak 28%.

Dividen akhir yang dicadangkan itu berjumlah RM81.2 juta dan memerlukan kelulusan para pemegang saham pada Mesyuarat Agung Tahunan Ke-37 yang akan datang. Jumlah dividen kasar sesaham untuk tahun berkenaan akan meningkat kepada 24.0 sen daripada 21.5 sen bagi tahun sebelumnya.

PEMBANGUNAN PERNIAGAAN

Pada tahun 2004, kami mengekalkan tumpuan untuk meneruskan daya usaha peningkatan untuk mengukuh dan mengembangkan lagi bahagian-bahagian perniagaan Kumpulan.

Bahagian Peranginan & Keraian, yang memiliki dan mengendali Genting Highlands Resort ("Resort") - salah satu resort keraian dan hiburan bersepadu yang terkemuka di rantau Asia, terus menarik kehadiran lebih ramai pengunjung dengan melaksanakan strategi-strategi jualan dan pemasaran yang inovatif serta memperkenalkan perbagai persembahan hiburan, muzikal dan keraian, membeli-belah dan daya tarikan taman tema. Resort menjadi tuan rumah kepada persembahan-persembahan yang berjuta-juta dolar kosnya seperti *Annie dan Peter Pan* dan ekstravaganza terbitan sendiri iaitu *Fantastica - The New Age Circus* dan *H20* - lampu unik, muzik dan keajaiban kesan pancutan magik. Terletak pada ketinggian 6,000 kaki di atas aras laut, dengan udara gunung yang segar serta sejuk, Resort (yang dikenali ramai sebagai Genting - Kota Raya Hiburan) telah berjaya mencatatkan satu rekod yang baru dengan menarik para pengunjung sebanyak 17.4 juta di dalam 2004.

Pada tahun 2004, Bahagian ini meneruskan pembangunan Fasa 2 bagi First World Hotel. Setelah tempat meletak kereta 9 tingkat di Menara 2 disiapkan dalam 2003, Bahagian ini menyiapkan 1,000 bilik pertama dan 12 bilik mesyuarat tercanggih serta termoden di dalam November 2004. Baki 2,000 bilik lagi di Menara 2 dijadual siap pada akhir 2005. Apabila Menara 2 siap sepenuhnya, First World Hotel akan menjadi hotel terbesar di dunia dengan hampir 6,200 bilik.

Pada tahun 2004, Kumpulan terus meningkatkan produk dan kemudahannya bagi tujuan menarik pengunjung baru dan ulang kali ke Resort berkenaan. Genting Hotel telah mengubahsuaikan dua aras hotel kepada *Maxims Club*, yang terdiri daripada dua suite Villa, 50 bilik suite mewah, sebuah Pusat Perniagaan moden, satu ruang pendaftaran masuk persendirian untuk VIP dan satu ruang makan dan hibur yang ekslusif, serta khidmat butler persendirian, menyediakan servis ekslusif kepada para tetamu premium kami.

Di First World Plaza, *Star World* baru yang telah ditempatkan semula dan diubahsuai dengan pelbagai tarikan permainan baru telah dibuka secara rasmi pada 26 November 2004. *Safari Disco* di Genting Hotel telah diubahsuai dan dibuka semula dan *Cloud 9 Disco* telah diubah menjadi kelab ria *Cloud 9* dalam November 2004 untuk lebih menarik perhatian pengunjung muda.

Tarikan yang terbaru di Genting Theme Park dalam 2004 adalah *Flying Coaster*. Ini adalah gliding roller coaster gantung yang pertama di rantau Asia yang menawarkan sensasi terbang graviti sifar untuk penggemar keseronokan.

Premis-premis makan baru telah menambahkan jumlah premis makanan dan minuman yang sedia ada. Dua restoran baru di Genting Hotel telah diperkenalkan, *Ming Ren - The Lamb Specialist Restaurant* dan *The Olive* yang menawarkan masakan Eropah yang disajikan dalam suasana yang ada kelas. *Hou Mei Noodles House* telah diperkenalkan di First World Plaza.

Untuk pengemar pusat kecergasan dan spa, *M Spa* berekabentuk elegan yang baru dibuka, dilengkapi dengan peralatan gim terkini dan menawarkan pelbagai rawatan spa, sangat sesuai untuk melegakan stres dan merehatkan tubuh.

Usaha Kumpulan untuk menambah baik dan menaikkan taraf infrastruktur di Resort mencapai kemajuan selangkah lagi dengan pembinaan jalan pintas baru sejauh 4.5 kilometer di antara puncak bukit dan kawasan Chin Swee Caves Temple pada 2004. Dijadual siap pada suku ketiga 2005, jalan ini menjadi laluan alternatif ke puncak bukit Resort dan meredakan aliran trafik yang dijangka bertambah apabila Menara 2 First World Hotel siap kelak.

WorldCard, program kesetiaan pelanggan Kumpulan semakin berkembang dengan mantap sebanyak 37% untuk mencecah 1.3 juta ahli-ahli pada 2004. Satu perjanjian dengan Star Cruises di dalam Januari 2004 membolehkan *WorldCard* untuk membangun dan mengembangkan secara bersama program kesetiaan *WorldCard*. Ahli-ahli *WorldCard* boleh menikmati nilai dan pengiktirafan merentasi sempadan di lebih daripada 330 syarikat dagang yang memiliki hampir 1,400 premis niaga di Malaysia, Singapura dan Hong Kong.

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal") di Terengganu diiktirafkan sebagai Resort No. 1 di Pantai Timur 2004 oleh majalah Hospitality. Pembukaan Lebuhraya Pantai Timur pada Ogos 2004 telah memudahkan perhubungan jalan raya dan bantu mempromosikan lagi Awana Kijal sebagai pilihan destinasi percutian di pantai timur Malaysia.

Sekutu kami, Star Cruises, yang merupakan rangkaian kapal persiaran yang ketiga terbesar di dunia dan pengendali kapal persiaran yang terkemuka di rantau Asia Pasifik, terus mengekalkan strategi-strategi perkapalan yang fleksibel bagi mengendalikan cabaran-cabaran luar dugaan dan menawarkan jadual pelayaran persiaran yang terbaik. Diiktiraf oleh TTG Asia sebagai "Pengendali Kapal Persiaran Terbaik di Asia Pasifik" untuk kali ketujuh dan diberi "Anugerah Produk Paling Unik" di India International Travel Mart pada 2004, Star Cruises dikenali kerana khidmat contohnya dan produk kapal persiaran berinovatif yang bertaraf dunia.

Subsidiari Star Cruises, Norwegian Corporation Limited ("NCL") telah melakar sejarah maritim di Amerika Syarikat dalam Julai 2004 apabila ia memperkenalkan kapal *Pride of Aloha* di bawah jenama NCL Amerika untuk jadual pelayaran persiarannya dari Hawaii. *Pride of Aloha* adalah kapal yang pertama berdaftar di Amerika dalam tempoh hampir setengah abad dengan semua krewnya berpangkalan di AS. NCL dijadual untuk menerima penghantaran dua kapal baru, *Pride of Amerika* dan *Norwegian Jewel* masing-masing di dalam Jun dan Ogos 2005.

Pride of Hawaii, kapal baru ketiga bagi rangkaian kapal NCL Amerika akan dihantar pada April 2006. Syarikat telah memeterai kontrak untuk dua buah lagi kapal baru, dijadual untuk menerima penghantaran dalam 2007.

Bahagian Janakuasa telah menyelesaikan pemerolehan 36.26% pegangan di dalam Aban Power Company Ltd ("Aban Power") dalam Ogos 2004. Aban Power telah melaksanakan pembinaan loji kuasa 'gas fired combined cycle' 113MW di Daerah Tanjore, Tamil Nadu, India dengan lancar dalam 2004. Loji tersebut akan disiap dalam Jun 2005. Ini adalah usaha sama loji kuasa kedua di India yang dilaksanakan oleh Bahagian Kuasa. Bahagian berkenaan kini mempunyai kepentingan dalam tiga loji kuasa, iaitu Loji Janakuasa 720MW Genting Sanyen Kuala Langat di Malaysia, Loji Lanco Kondapalli 368MW di Andhra Pradesh, India dan Loji Janakuasa Aban 113MW yang baru disiap. Kami akan terus berusaha memperluaskan aktiviti dalam bidang pelaburan berkaitan dengan janakuasa, sama ada di dalam atau di luar negara.

Bahagian Perladangan telah menyempurnakan pemerolehan Ladang Kumpulan Trushidup di Sabah dalam Mei 2004 dengan RM212 juta, yang merangkumi 6,755 hektar ladang kelapa sawit dan sebuah kilang minyak yang mampu mengeluarkan 60 tan minyak sejam. Kesemua ladang dan kilang minyak ini seterusnya dinamakan semula sebagai Asiatic Sekong Estate dan Asiatic Suan Lamba Estate. Melalui pemerolehan ini, Bahagian Perladangan memiliki keluasan tanah ladang berjumlah 65,668 hektar.

Bahagian Kertas dan Pembungkusan bermanfaat daripada peningkatan permintaan terhadap kertas dan produk-produk kertas beralun serta peningkatan purata harga jualan dalam 2004. Pada tahun tersebut, Bahagian ini telah melaburkan di dalam aktiviti niaga baru yang menggunakan teknologi kitar semula untuk menukar kayu dan plastik kepada komposit kayu plastik. Berjenama paten sebagai *Ritewood*, produk inovatif dan mesra alam ini merupakan satu bahan binaan alternatif yang boleh digunakan di dalam dan di luar premis.

Bahagian Minyak & Gas mengendalikan Zhuangxi Buried Hill Oilfield di Wilayah Shandong, China, telah mengeluarkan 138,550 tan minyak 'wellhead' dalam 2004. Pada tahun tersebut, Bahagian ini telah mengerudi dua telaga dalam yang baru, 'ZG 10-18' dan 'ZG 10-8' di dalam kawasan minyak tersebut. Kedua-dua telaga tersebut telah diuji dengan berjayanya dan memulakan pengeluaran pada awal 2005. ZG 10-18 terutamanya telah mencapai kejayaan kerana ia bukan sahaja dapat meningkatkan pengeluaran minyak, tetapi turut menonjolkan potensi simpanan baru untuk kawasan minyak berkenaan.

Di Indonesia, Bahagian ini telah menandatangani dua Kontrak Perkongsian Pengeluaran baru ("PSCs") dengan BPMIGAS, badan pengawal kegiatan minyak dan gas Indonesia dalam 2004. PSCs ini meliputi Blok Anambas dan Blok Natuna Barat Laut, yang terletak di Laut Natuna, Indonesia, berdekatan dengan sempadan maritim Semenanjung Malaysia. Bahagian ini akan mengambilalih seismik 3D dan usaha carigali di kedua-dua blok ini di dalam tempoh dua tahun yang akan datang.

Pada 15 Januari 2005, Bahagian ini menandatangani perjanjian dengan Pearl-Oil (Salawati) Limited untuk memperoleh 49.99% kepentingan Salawati dalam West Salawati PSC di Indonesia.

Bahagian ini terus mengawasi perkembangan-perkembangan di Muturi PSC dan projek Tangguh Liquefield Natural Gas ("LNG"). Subsidiarinya, Laila Limited telah mengekalkan haknya (satu ganjaran tertunda) terhadap aliran tunai jangka panjang pada masa hadapan daripada Muturi PSC. Projek LNG telah bermula pembinaan dan LNG pertama dijangka siap di dalam 2008. Kontrak Muturi PSC dengan BPMIGAS telah dilanjutkan sehingga 31 Disember 2035.

Bahagian E-dagang dan Pembangunan IT Kumpulan, eGENTING terus mempertingkatkan kecekapan operasi Kumpulan melalui pelaksanaan pelbagai tambah nilai sistem aplikasi dan perisian. Usaha-usaha tersebut menghasilkan www.genting.com.my - laman web hospitaliti online terbesar di Malaysia, WorldReservation Centre - salah satu operasi pusat panggilan yang paling canggih di rantau ini, Global Hospitality Management System, Dynamic Reporting System, Customer Relationship Management System dan *WorldCard*, program kesetiaan serantau. Kesemua usaha ini menawarkan sistem tempahan yang bersepadu di seluruh dunia di mana para pelanggan boleh berhubung dan menempah bilik, tiket persembahan, limousin dan produk F&B dan perkhidmatan pada bila-bila masa sepanjang tahun.

Dalam tahun ini, laman web *WorldCard*, www.worldcard.com.my dipertingkatkan dengan ciri-ciri khidmat sendiri untuk membolehkan penebusan online dan transaksi online untuk ahli-ahli dan rakan-rakan niaga *WorldCard*. Lebih banyak fungsi khidmat sendiri akan diperkenalkan dalam 2005.

Sebagai syarikat yang prihatin dan bertanggungjawab, Kumpulan terus memberi sokongan kepada pelbagai badan kebajikan, pertubuhan bukan kerajaan, persatuan sukan dan usaha bermanfaat yang lain di negara ini.

Berikutan tragedi tsunami pada 26 Disember 2004 yang menjejas dan meranapkan rumah dan pekan di persisiran pantai di beberapa negara termasuk Malaysia, Kumpulan telah menyumbang lebih daripada RM3.5 juta berkaitan dengan bencana tsunami, termasuk RM1 juta masing-masing untuk Tabung Bencana Tsunami Malaysia, Tabung Bencana Tsunami Indonesia dan Force of Nature Foundation.

PEMBANGUNAN KORPORAT

Ini adalah tahun yang aktif bagi Kumpulan dan pelbagai pelaburan strategik telah dilaksanakan.

Pada 23 September 2004, subsidiari Kumpulan, Genting International PLC ("Genting International") mengumumkan pemerolehan Maxims Casino yang berlokasi di London daripada Gala Group Limited dengan bayaran berjumlah £10.5 juta. Pemerolehan ini telah disempurnakan pada 12 Januari 2005. Maxims Casino Club yang terletak di Palace Gate, Kensington, adalah salah satu kasino termewah serta ekslusif di London.

Pada 23 November 2004, Genting International menyertai usaha sama 50:50 dengan Stanley Leisure Plc ("Stanley Leisure"). Stanley Leisure adalah pengendali kasino terbesar di United Kingdom dengan memiliki 41 buah kasino (termasuk 'Crockfords' yang terkenal di dunia) dan penerima taruhan keempat terbesar dengan lebih daripada 600 cawangan pertaruhan berlesen. Usaha sama tersebut, dikenali sebagai Stanley Genting Casino Limited, akan membangunkan kasino-kasino serantau di UK. Sebagai sebahagian daripada transaksi ini, Genting International telah menjual 50% kepentingan kewangan dalam Maxims Casino Club kepada Stanley Leisure, dengan ganjaran kira-kira 1.43 juta saham baru Stanley Leisure, berjumlah kira-kira £6.45 juta. Transaksi ini disempurnakan pada 25 Januari 2005.

Salah sebahagian strategi Kumpulan untuk merasionalkan perniagaaan-perniagaannya yang berkaitan keraian dan perjudian di luar negara, di bawah naungan korporate Genting International; Pada 6 Mei 2005, Genting International mengumumkan pemerolehan sebanyak 2.8% pegangan ekuiti di Stanley Leisure dari Genting Berhad dan 11.9% pegangan ekuiti di London Clubs International plc ("LCI") dari Resorts World Bhd. Apabila selesainya pemerolehan-pemerolehan tersebut, Genting International akan memiliki 20.3% pegangan ekuiti di Stanley Leisure dan 29.9% di LCI. Pada 13 Mei 2005, Kumpulan lagi menyusun semula menerusi pemerolehan oleh Genting International sebanyak 100% di dalam E-Genting Holdings Sdn Bhd iaitu pemegang syarikat bagi eGENTING daripada Kumpulan.

Rasionalisasi ini membolehkan Genting International untuk mempelopori kedudukan strategik Kumpulan di dalam industri perjudian di United Kingdom dan memperkukuhkan lagi kedudukan Kumpulan sebagai organisasi peranginan dan keraian yang unggul di sejagat dunia.

Pada Disember 2004, Star Cruises menjalinkan kerjasama strategik dengan Valuair, pengangkutan udara dengan nilai kos rendah yang pertama di Singapura. Berikutan kerjasama ini, kedua-dua syarikat akan bergabung bersama menerokai pasaran baru untuk mencari potensi pertumbuhan dalam sektor pengangkutan dan juga menyediakan pakej penerbangan/pelayaran persiaran yang menarik melalui pengalaman perjalanan yang lancar dan fleksibel pada harga-harga yang menarik dan berpatutan.

Dalam Jun 2004, Resort World Bhd telah menandatangani kerjasama dengan INTI Universal Holdings Bhd, dengan menubuhkan sebuah syarikat usaha sama untuk mengendalikan Kolej Antarabangsa Genting INTI, yang akan menawarkan pendidikan tinggi dan vokasional untuk industri pelancongan, peranginan dan keraian.

Pada 28 Februari 2005, Kumpulan melalui Genting International dan Star Cruises, telah membuat permohonan bersama 50:50 untuk membangunkan resort bersepadu di kawasan Marina Bayfront dan Sentosa sebagai maklum balas terhadap permintaan Lembaga Pelancongan Singapura. Kumpulan Genting telah mengumumkan usaha samanya dengan Universal Parks & Resorts, pengendali taman tema yang terkenal di dunia untuk cadangan membangunkan resort bersepadu di Pulau Sentosa pada 8 April 2005.

Pada 18 April 2005, Kerajaan Singapura telah mengambil keputusan meluluskan pembangunan resorts bersepadu di Marina Bayfront dan Sentosa serta meminta cadangan kukuh untuk kedua-dua tapak berkenaan. Kami teruja dengan peluang yang diberikan oleh resort-resort bersepadu ini dan merancang untuk mengemukakan cadangan-cadangan yang kukuh untuk pembangunan resort yang berikonik di setiap tapak.

Dengan lebih banyak pelaburan strategik dan perluasan aktiviti yang akan datang, Kumpulan Genting melalui Genting International telah melaksanakan penawaran terbitan hak untuk mengumpulkan AS$305 juta. Pelaksanaan terbitan hak bermula dalam November 2004 dan diselesaikan dalam Mei 2005.

PROSPEK

Kumpulan Genting akan terus berusaha dengan berhati-hati untuk menghasilkan strategi-strategi berkesan dan berkompetitif bagi mengukuhkan lagi kegiatan perniagaan kami. Kami sentiasa meninjau pelaburan yang berpotensi membawa pulangan yang dapat meningkatkan lagi nilai pemegang saham.

Kami telah meluaskan horizon pelaburan kami ke pelbagai negara di seluruh dunia, termasuk United Kingdom, Amerika Syarikat, China, India, Singapura dan Indonesia. Kami akan terus memperluaskan perniagaan kami ke dalam sektor-sektor pertumbuhan baru, di dalam dan di luar negara, sama ada melalui sumber dalaman atau sekutu dan usaha sama yang strategik.

2005 merupakan ulang tahun ke-40 bagi Kumpulan Genting. Kami telah melancarkan sambutan pada Januari 2005 dan saya meramalkan satu tahun yang menarik dan penuh peristiwa untuk Kumpulan.

Kita bertekad untuk mengukuhkan kekuatan demi mencapai lebih kejayaan.

PENGHARGAAN

Kami bangga memaklumkan bahawa Kumpulan Genting telah diiktirafkan buat kali kesepuluh dengan tempat pertama dalam keseluruhan kepimpinan korporat di Malaysia oleh Asia Wall Street Journal 200 (dahulunya dikenali sebagai Far Eastern Economic Review 200). Pencapaian ini yang memecahkan rekod, merupakan perakuan terhebat terhadap kepimpinan pengurusan kami yang mantap, ketelitian kewangan dan disiplin pelaburan yang cemerlang.

Saya juga ingin menyampaikan penghargaan kepada rakan-rakan ahli Lembaga Pengarah, yang sentiasa memberi sokongan dan pandangan yang tinggi nilainya kepada Kumpulan sepanjang tahun berkenaan. Saya juga ingin mengucapkan terima kasih kepada pihak pengurusan dan para pekerja ke atas dedikasi dan kesetiaan mereka kepada Kumpulan.

Kepada para pemegang saham, pelanggan, sekutu niaga dan pelbagai pihak berkuasa, terima kasih ke atas sokongan dan keyakinan berterusan terhadap Kumpulan.

TAN SRI LIM KOK THAY
Pengerusi

20 Mei 2005

"我們的任務是使本集團能持續不斷地增長，以取得更大的成就。"

我謹代表董事部欣然呈獻截至 2004 年 12 月 31 日止雲頂集團 (本集團) 的常年報告及已審核的財政報告。

業績檢討

馬來西亞經濟在2004年取得健全的7.1%國內生產總值增長。此項增長主要是由制造及服務業更強勁的外在需求，以及使國內需求獲得提升的較高私人界消費所推動。配合我國更強勁的經濟增長，本集團在 2004 年取得了四十六億令吉新高記錄的營業額，而 2003 年的營業額則為四十二億令吉。本集團在 2004 年的稅前盈利增加 14%至十八億令吉，而 2003 年的稅前盈利則為十六億令吉。

本集團獲得改善的營業額，歸諸于各主要營運組的較高貢獻。本集團休閑及酒店組的營業額獲得增加，主要是由于較高的訪客人次所帶來的較佳業績。本集團的種植組、造紙及包裝組，以及石油和天然氣組，都從各自產品取得較高的平均售價。種植組的較佳業績，也是歸諸于其鮮果串的生產增加13%，這是由于原有及新收購園丘使收成區增多。2004年種植組的業績，是該組從1980年開始種植生意以來最佳的業績。

2004年電力組的營業額不能与上一年的營業額作比較，因為后者是在2003年3月31日后即本集團完成收購雲頂杉源電力私人有限公司 (GSP) 另外的20%股權后，才把雲頂杉源電力私人有限公司的營業額包括在內。此外，來自印度 LANCO KONDAPALLI 發電廠的營業額，是從2003 年 6 月起當其收購完成后，才包括在內。

財政重點

截至12月31日年度	2004年 百萬令吉	2003年 百萬令吉	相差 %
營運收入	4,647.0	4,237.1	10
稅前盈利	1,777.8	1,562.3	14
稅後盈利	1,434.1	1,081.6	33
年度淨盈利	928.0	713.8	30
股東股權	7,868.5	7,044.8	12
全部動用資產	16,596.5	14,207.4	17
每股基本收益 [仙]*	131.76	101.34	30
每股沖淡收益 [仙]*	131.32	101.18	30
每股淨股息 [仙]	17.28	15.48	12
股息補足率 [倍]*	7.6	6.5	17
每股淨有形資產 [令吉]	11.15	10.00	12
平均股東股權 (在扣稅及少數股東利益後) 的回酬 [%]	12.45	10.60	17

** 根据扣稅及少數股東利益后的盈利計算。*

稅前盈利


百萬 令吉
2,000
1,500
1,000
500
0
(500)
(322.7)
1,034.6
1,559.5
1,562.3
1,777.8
2000
2001
2002
2003
2004

全部動用資產


百萬 令吉
18,000
15,000
12,000
9,000
6,000
3,000
0
9,307.2
10,230.0
11,445.8
14,207.4
16,596.5
2000
2001
2002
2003
2004

每股基本收益/(虧損)


仙
200
150
100
50
0
(50)
(34.96)
64.20
107.41
101.34
131.76
2000
2001
2002
2003
2004

每股淨有形資產


令吉
14
12
10
8
6
4
2
0
7.68
8.18
9.12
10.00
11.15
2000
2001
2002
2003
2004

但2004年獲得改善的盈利，卻因產業組和石油天然氣組的較低盈利而被削減，主要是這兩組分別注銷資本化費用和較高的開銷。

本集團2004年來自共同監管的公司和聯號的盈利，為三千四百八十萬令吉，而2003年卻遭受四千五百九十萬令吉的虧損，其盈利包括來自麗星郵輪有限公司(麗星郵輪)的一千二百八十萬令吉盈利份額，而上一年的虧損份額為八千八百萬令吉。

股息

本集團的政策，是要在股息的分發与財務謹慎及未來生意擴展的撥款之間維持合理的平衡。每股享有8.0仙，但須扣28%稅，而高達四千零六十萬令吉的中期股息，已于 2004 年 10 月 29 日付出。董事部建議本年度終期股息自上一財政年每股享有的 14.5 仙，增至 16.0 仙，但須扣 28% 所得稅。

建議中的終期股息高達八千一百二十萬令吉，它須獲得行將來臨的第37屆常年股東大會的批准。本年度分發的每股股息總額，從上一年的 21.5 仙增至 24.0 仙。

業務概況

在這一年，我們繼續專注于持續不斷的改善，以進一步加強和發展本集團的各組業務。

擁有及經營亞洲首屈一指的綜合休閑娛樂勝地之一的休閑及酒店組，即雲頂高原名勝 (本勝地)，繼續透過推行創新的市場促銷策略，并推出許多受高度贊揚的娛樂表演、音樂劇和無數的休閑、購物及主題公園的景點，來吸引更多的游客。耗資千萬元的表演如Annie 及Peter Pan和本身內部推出的盛大演出Fantastica— 新時代的馬戲團以及提供獨特的燈光、音樂及帶有噴泉效應的魔術奇觀的H20。位于海拔6,000尺以上，空氣新鮮清涼的本勝地(以雲頂娛樂城揚名)，在 2004 年吸引了一千七百四十萬新高記錄的訪客人次。

這一年，本組繼續進行第一大酒店第二期的發展。在 2003 年完成塔樓 2 的 9 層泊車場后，本組接著在 2004 年 11 月繼續完成其首一千間客房和十二間最現代化的新會議室。塔樓2的其余2,000間客房，訂在2005年年杪之前建竣。一旦塔樓 2 全部建好，第一大酒店將成為世界最大的酒店，擁有近 6,200 間客房。

這一年，本集團繼續致力提升其產品和設備，以吸引新舊訪客前來本勝地。雲頂酒店已將其酒店的兩層改為 Maxims Club，內部設有兩間度假式套房，五十間豪華套房、一個獲提升的商業中心、一個特別貴賓私人入住登記室、一個專有的膳食及娛樂區，以及私人管家服務，專為我們尊貴的賓客而設。

位于第一大廣場的全新星際世界 (Star World) 在遷移及裝修后設有新博彩景點，并已在 2004 年 11 月 26 日正式啟業。雲頂酒店的 Safari 迪士高，已被裝修和重新啟用。Cloud 9 迪士高已在 2004 年 11 月間被改為 Cloud 9 休閑酒吧，以進一步吸引年青的一群。

在2004年，Flying Coaster 是雲頂主題公園最新的坐游景點。這是亞洲首推的懸挂式滑行波浪車，為好刺激者提供不可思議的無重心飛行享受。

我們也為原有的許多餐飲場所增添新的餐飲店。雲頂酒店已推出兩家新餐廳，即拿手羊肉的名人餐廳，和在時髦气氛內提供歐式菜肴的 The Olive 餐廳。第一大廣場也推出好味麵家。

對健身及溫泉浴的發燒友來說，新開張且具文雅設計的 M SPA，設有最新穎的健身設備。它提供各種不同的溫泉浴設備，是最佳的消除壓力及放鬆身心的去處。

隨著 2004 年山頂与清水岩寺廟之間新 4.3 公里長繞道的興建，本集團在提升和改善其勝地的基礎設施所作的努力，已向前邁進一步。該預訂在 2005 年第三季完成的道路，將作為前往本勝地山頂的另一條道路，它將舒緩第一大酒店塔樓 2 完成后增加的交通流量。

本集團客戶忠誠計劃下的環通卡，在 2004 年穩健增長 37% 而達到擁有一百三十萬名會員。2004 年 1 月與麗星郵輪簽署的協議，已使環通卡能共同發展其忠誠計劃。環通卡會員可在大馬、新加坡和香港超過三百三十名商家經營的近乎一千四百間行銷處，享有跨國界的價值并獲得認同。

登嘉樓的阿娃娜琪佳高爾夫海濱勝地 (阿娃娜琪佳)，被休閑酒店刊物選為2004年度東海岸第一名勝。2004年8月開始啟用的東海岸快速大道，已縮短前往阿娃娜琪佳的路程，并進一步協助促銷阿娃娜琪佳成為大馬東海岸的頂尖度假目的地。

本集團的聯號公司，亦是世界性的環球郵輪公司和亞太區首屈一指的郵輪業者，麗星郵輪，繼續采納伸縮性的船隊策略來處理突發性的挑戰，并提供最佳航游行程。麗星郵輪第七次被 TTG Asia 選為亞太區最佳的郵輪業者，并于 2004 年獲得 India International Travel Mart 頒發最獨特產品獎。麗星郵輪的模范式服務和世界級的創新郵輪產品，是名聞遐邇的。

麗星郵輪的子公司挪威郵輪公司 (NCL)，于 2004 年 7 月在美國創下海運史：它為其夏威夷行程在美國 NCL 的品牌下引進重整旗鼓的阿羅哈之傲 (Pride of Aloha)。阿羅哈之傲是近半世紀以來，第一艘其全體船員是駐扎在美國的懸挂美國旗幟的郵輪。NCL 訂在 2005 年 6 月和 8 月分別獲得兩艘新郵輪，即美國之傲 (Pride of America) 和挪威寶石號 (Norwegian Jewel) 的交貨。

美國 NCL 船隊的第三艘新郵輪，即夏威夷之傲 (Pride of Hawaii)，將于 2006 年 4 月交貨。此公司已簽署另兩艘新郵輪合約，預料將在 2007 年交貨。

本集團電力組于 2004 年 8 月完成收購 Aban Power Company Ltd. (Aban 電力) 36.26%的股權。Aban 電力在印度 Tamil Nadu 的Tanjove縣承建一家113兆瓦天然氣發電的聯合循環發電廠，在2004年進行得很順利。該發電廠將于 2005 年 6 月建竣。這是本集團電力組在印度所進行的第二家發電廠投資。目前本集團電力組在三家發電廠擁有權益，即在大馬的 720 兆瓦雲頂杉源瓜拉冷岳發電廠、在印度 Andhra Pradesh 的 368 兆瓦 Lanco Kondapalli 發電廠、以及新近完成的113兆瓦 Aban Power 發電廠。我們將繼續保持警惕，以擴展至國內外與電力有關的有利可圖的投資。

本集團的種植組于 2004 年 5 月以二億一千二百萬令吉在沙巴完成收購 Trushidup 集團的園丘，包括 6,755 公頃的油棕園和一家每小時能生產60噸棕油的初榨油廠。這些園丘及油廠后被改名為 Asiatic Sekong Estate 和 Asiatic Suan Lamba Estate。隨著此項收購，本集團的種植組共擁有 65,668 公頃的種植地面積。

本集團的造紙及包裝組在2004年因紙張和波紋紙產品需求的提升，和較高的平均售價，而從中獲益。這一年，本組投資在一家利用再循環科技，將木塊及塑膠變成木塊塑膠混合物的新公司。這個以 Ritewood 命名的專利品牌，其創新及兼顧環保的產品，是室內和戶外使用的建筑材料的另一項選擇。

本集團的石油及天然氣組在中國山東省經營庄西古潛山油田 (Zhuangzi Buried Hill Oilfill)，在 2004 年生產 138,550 吨井口產油。這一年，本組鑽兩個深的新油井 'ZG10-18' 和 'ZG10-8' 至油田內。這兩個油井已被成功測驗，并在2005年初開始投入生產。ZG10-18 更為特別成功，因為它不但大量增加石油生產，也展現油田的新儲備潛能。

本組于2004年与印尼的石油天然氣管制机构 BPMIGAS 簽署了兩項新的生產分享合約。這兩項生產分享合約涵蓋毗鄰大馬半島海洋界線，位于印尼 Natuna Sea 的Anambas 和 North West Natune的油座。本組將在未來兩年對這些油座進行 3D 地震性和探測性的鑽井。2005 年 1 月 15 日，本組進一步与 Pearl-Oil (Salawati) Ltd. 簽署合約，以收購后者在印尼 West Salawati PSC 49.99%的股權。

本組繼續監督 Muturi 生產分享合約及 Tangguh 液化天然氣 (LNG) 的項目。其子公司 Laila Ltd. 已獲得保留 (延期考慮)享有來自 Muturi 生產分享合約的未來長期現金流動的權利。其液化天然氣項目已開始興建工作，預料在 2008 年將會生產首宗液化天然氣。Muturi 與 BPMIGAS 的生產合約已延長至 2035 年 12 月 31 日。

本集團的電子商業及資訊科技發展組，即 eGENTING，繼續透過推行各種增值的應用系統和軟件，來提升雲頂集團的營運效率。此項努力已帶來 www.genting.com.my 一大馬最大的線上酒店網站、世界預訂中心 — 本區域最高格調的傳呼操作中心、雲頂酒店產業管理系統、動力報告系統、客戶關系管理系統、以及環通卡。環通卡是提供一項統一的全球預訂系統的區域性忠誠計划，客戶可在每年任何時候預訂客房、表演入場券、豪華房車服務、飲食品和服務。

這一年，環通卡網站 www.worldcard.com.my 被提升至有自助式系統的网站，讓環通卡會員和聯營商戶能作線上兌換及線上交易。更多的自助式功能將在 2005 年推出。

作為有愛心和負責任的企業公司，本集團繼續對我國各種不同的慈善團体、非政府機構、體育協會以及其他公益事業給予支持。隨著 2004 年 12 月 26 日發生的海嘯慘劇使多個國家包括大馬的海岸地區家園和城市遭受影響，本集團對此海嘯災難已作出超過三百五十萬零吉的捐款，這包括捐給大馬海嘯災難基金、印尼海嘯災難基金和大自然力量基金各一百萬令吉。

企業發展

這是本集團業務頻繁的一年，我們曾進行多項的策略性投資。

2004年9月23日，本集團子公司雲頂國際有限公司(雲頂國際)宣佈，總共以一千五百萬英鎊的數額向Gala集團有限公司收購以倫敦為基地的 MAXIMS 賭場。該收購于2005年1月12日成功完成。位于 Kensington Palace Gate 的 Maxims Casino Club ，是倫敦西部一家高級賭場。

2004年11月23日，雲頂國際与史丹尼休閑私人有限公司(Stanley Leisure) 簽署一項 50:50 的聯營投資。 Stanley Leisure 是英國最大的賭場業者，擁有四十一家賭場(包括世界著名的 'Crockfords' 賭場)、以及擁有超過六百家合法投注店的第四大賭馬卜基。此項名為 Stanley Genting Casinos Ltd.的聯營投資，將發展英國的區域性賭場。雲頂國際根据此項交易的一項規定，出售其價值大約六百四十五英鎊的一百四十三萬 Stanley Leisure 新股給 Stanley Leisure 。此項交易已在 2005 年 1 月 25 日成功完成。

本集團的其中一項策略是以雲頂國際的領航之下，拓展其海外休閑及博彩生意；2005 年 5 月 6 日，雲頂國際宣布獲得雲頂有限公司所屬 2.8% Stanley Leisure 的股權以及名勝世界有限公司所屬 11.9% 倫敦俱樂部有限公司("LCI")的股權。一旦收購完成，雲頂國際將擁有 20.26% Stanley Leisure 的股權以及 29.9% LCI 的股權。 2005 年 5 月 13 日，本集團通過擁有 100% E-Genting 控股有限公司的股權，即本集團 eGENTING 的控股公司，進一步重組雲頂國際。

此項合理化將使雲頂國際繼續在英國博彩業帶動本集團的策略性地位，以鞏固本集團作為一家全球性休閑及酒店業者的領導地位。

2004年12月，麗星郵輪与新加坡首家國際廉價航空公司 Valuair 簽署一項策略性聯盟。隨著此項合伙，這兩家公司將共同探討交通行業新市場的成長潛能，并提供游人費用相宜、但無間斷又具伸縮性的旅行體驗及誘人的飛行 / 郵輪游配套。

2004 年 6 月，名勝世界有限公司与英迪宇宙控股有限公司簽署一項合作伙伴計劃，以設立一家聯營投資公司經營雲頂英迪國際學院。此學院將為旅游業和休閑酒店業提供大學和職業性教育。

2005 年 2 月 28 日，為響應新加坡旅游局對濱海灣和聖淘沙兩地的綜合名勝概念的要求，本集團透過雲頂國際和麗星郵輪，提呈一項 50:50 的聯合建議書。 2005 年 4 月 8 日，本集團宣佈,它與世界著名的主題公園業者美國環球公園娛樂合伙，以進行建議中的聖淘沙島綜合名勝計劃。 2005 年 4 月 18 日，新加坡政府決定在新加坡的濱海灣和聖淘沙進行綜合名勝的發展，并邀請提呈這兩地點堅定不移的建議書。我們對此項綜合名勝帶來的機會很感興奮，因此，我們打算提呈堅定不移的建議書在上述每一地點興建具偶像气派和獨特非凡的名勝地。

為準備作進一步的策略性投資和擴展，本集團透過雲頂國際，進行一項可放棄的附加股計劃，以籌集三億零五百萬美元。此項附加股計劃已于2004年11月開始進行，而于 2005 年 5 月成功完成。

前景

本集團將繼續保持警惕，采取有效和具競爭的策略，以進一步加強我們的業務活動。我們時時都在尋找有效益潛能的投資机會，以進一步提升股東的價值。

我們已經擴大我們的投資視野至世界多個國家，包括英國、美國、中國、印度、新加坡和印尼。不論是透過內部融資或策略性聯盟和合伙，我們將繼續擴展我們的業務到國內外新的成長領域。

2005 年是本集團創立四十週年。我們在 2005 年 1 月大力啟動其四十週年紀念活動。我預見今年將是本集團一個令人振奮和業務頻繁的年頭。

我們的任務是使本集團能持續地增長，以取得更大的成就。

致謝

我們很榮幸知會各位，本集團已第十次獲得亞洲華爾街報 200 強 (前為遠東經濟評論 200 強) 頒給大馬整體企業領導項的第一名。此項創記錄的成就，乃是我們強有力的管理層領導、理財謹慎和健全的投資紀律的一項明証。

我要感激尊貴的董事同仁過去一年來所給予的支持，和為本集團提供寶貴的意見。我也要對管理層和員工的辛勤苦干。獻身工作及忠心耿耿致以謝意。

對予我們的股東、客戶、商業同仁、以及各有關當局不斷的給予支持和信賴，我要說聲謝謝。

丹斯里林國泰
主席
2005 年 5 月 20 日
















WorldCard
MALAYSIA · SINGAPORE · HONG KONG

















A scenic sunrise at Genting Highlands Resort.

Refreshing cool highlands.

LEISURE & HOSPITALITY



GENTING
City of Entertainment

GENTING HIGHLANDS RESORT

www.genting.com.my

The Group's Leisure & Hospitality Division is spearheaded by Genting Highlands Resort ("Resort"), **Asia's leading integrated leisure and entertainment resort** with 6 hotels, 8,000 rooms (soon-to-be 10,000), over 170 food and beverage and retail outlets, as well as 60 fun rides and endless entertainment. All in one location. At 2,000 metres or 6,000 feet above sea level, the Resort enjoys year round fresh cool climate and magnificent views of the surrounding highlands.

Popularly known as **Genting - City of Entertainment**, the Resort is sometimes referred to as the "city that never sleeps in Malaysia". The Resort attracted a new record high of 17.4 million visitors in 2004, of which 22% were hotel guests and the balance or 78% were day-trippers. Malaysians formed the bulk of Resort's day trippers and hotel guests while Singaporean hotel guests comprised about 4% of Resort's total visitors in 2004. The Resort's tourist arrivals from China, Middle East, India and neighbouring countries grew encouragingly while visits from the domestic market remained strong. During the year, the Division registered revenues of RM2.8 billion (2003: RM2.7 billion) and profit before tax of RM1.2 billion (2003: RM1.1 billion).

The Resort has consistently been recognised for its excellent products and services and was voted Malaysia's ***Best Deluxe Family Resort/Theme Park, Outstanding Achievements in Hotel/Resort Development*** and the ***Best New Hotel*** for First World Hotel at the prestigious Hospitality Asia Platinum Awards 2003-2004.



A MUST-SEE!
MALAYSIA'S FIRST NEW AGE CIRCUS
FANTASTICA!
THE NEW AGE CIRCUS
A West End Production
"A must-see for the whole family!"
The new adventures of Peter Pan

Offering a myriad of impressive entertainment shows and attractions every year, the Resort's three mega entertainment venues with a combined capacity of about 10,000-pax, hosted 76 star-studded shows and international performances in 2004.

During the year, a series of magnificent world-class performances such as *Dance of Desire*, *The Ten Tenors* and West-End musicals *Annie* and *Peter Pan* were held at the 1,600-pax **Genting International Showroom,** providing wholesome entertainment for the entire family. Other splendid show extravaganzas were also held at the 2,000-pax **Pavilion,** such as *"Fantastica! - The New Age Circus"* and *H20* - a unique, must-see lights and music extravaganza.







First World Hotel Plaza.

Fun and thrills for all ages.

The 6,000-pax **Arena of Stars** is the perfect venue for dazzling concerts, attention-grabbing "live" shows and adrenalin-pumping sporting events. It has played host to hundreds of international stars such as Andy Lau, Jacky Cheung, Aaron Kwok, Michael Learns To Rock, Sir Cliff Richard, Richard Clayderman, Kitaro, Maksim and many more. It has hosted glamorous pageants and awards including ASTRO Miss Chinese International Pageant 2004 and Global Chinese Music Chart Awards Star Showcase, Anugerah Bintang Popular Berita Harian and the inaugural Malaysian Idol finals. Sports-related events held at this venue included the 6th Genting World Lion Dance Championship, ITF Taekwondo Championship 2004 and Miss Malaysia Fitness.

The Resort proudly owns and manages Malaysia's largest hotel and shopping-cum-entertainment complex, First World Hotel & Plaza ("First World Complex").

During the year, the Resort continued to develop the 3,000-room Tower 2 of First World Hotel. Having completed Tower 2's 9-level car park in 2003, the Division completed 1,000 rooms and 12 new state-of-the-art meeting rooms in November 2004. The remaining 2,000 rooms are scheduled for completion by end 2005. Once Tower 2 is complete, First World Hotel will be the world's largest hotel with about 6,200 rooms.

During the year, the five hilltop hotels at the Resort comprising Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel achieved an overall average occupancy of 84% (2003: 77%) and an average room rate of RM89 (2003: RM78).


MAXIMS
CLUB

Throughout the year, efforts to continuously enhance the Division's products and facilities were undertaken to attract new and repeat visitors to the Resort. Genting Hotel underwent some renovation works in 2004. Two floors of Genting Hotel were converted into ***Maxims Club***, originally known as Club Elite. ***Maxims Club*** features two Villa Suites, 50 luxurious private suites, a classy Business Centre, a private VIP check-in lounge and an exclusive dining and entertainment facility, as well as personalised butler services to cater exclusively to premium guests and corporate travellers. The new exquisitely designed ***M Spa*** at Genting Hotel was completed at the end of 2004. The spa offers a relaxation zone with separate areas for men and women, various spa treatment facilities including jacuzzi and herbal dip pools, sauna and steam rooms, as well as a modern gym for the fitness enthusiast.

Highlands Hotel has also upgraded two floors of Deluxe rooms to Premier rooms, bringing the total number of Premier floors to five.

Maxims Club, Genting Highlands.



Epitome of prestige and elegance - MAXIMS.



Maxims Casino Club, London.





Snow World - Malaysia's largest indoor snow house.



Flying Coaster - Asia's first hang-gliding roller coaster.

Genting International Convention Centre ("GICC") remains one of the largest and most popular convention centres in Malaysia. A one-stop destination for Meetings, Incentives, Conventions and Exhibitions (MICE), GICC has more than 150,000 square feet of conference space, 18 meeting rooms, a new business centre, a Grand Ballroom and 3 convention halls. A total of 2,432 functions were held at the Resort in 2004.

With a total of 88 F&B outlets,43 operated by the Division and the rest by third party operators of reputable brands, the Resort offers a wide range of gastronomy delights. Two new specialty dining restaurants at Genting Hotel were introduced, ***Ming Ren*** - *The Lamb Specialist Restaurant* and ***The Olive***, which offers continental cuisine served in a trendy ambience. ***Hou Mei Noodles House*** was introduced at First World Plaza.

The 680-seat Tropical Café at First World Plaza, was relocated to Level 3 and renamed ***First World Café.*** The relocation enabled First World Café to increase its seating capacity to accommodate 2,400 people. The original First World Café, located at the lobby level at First World Hotel has been renamed ***Plaza Café.***

The new ***Star World*** at First World Plaza, was relocated and renovated with new gaming attractions in November 2004. The ***Safari Disco*** was reopened after undergoing three months of renovation while the Cloud 9 Disco was converted into ***Cloud 9*** fun pub to cater to a younger crowd.


STARWORLD
FIRST WORLD PLAZA

Genting Theme Park continues to live up to its reputation of providing endless excitement and "Fun At The Peak" with over 50 rides and attractions at its indoor and outdoor theme parks. Its four big attractions ***Spinner, Space Shot, Sky Venture*** and ***Snow World*** continue to draw in millions of visitors.

Flying Coaster was the latest addition to the Genting Theme Park in 2004 and is Asia's first flying roller coaster. A RM20 million hang-gliding thrill sensation ride, the Flying Coaster simulates creative flight patterns that takes flyers through sloping, looping and twisting motions with unobstructed views of the highlands throughout the entire "flight" experience. The Flying Coaster's track is some 391 metres long and travels at an exhilarating maximum speed of 27.7 miles per hour.

Snow World at First World Plaza is the largest indoor snow house in Malaysia. It is one of the most sought after attractions at Genting Theme Park, drawing over 2,000 patrons daily. Snow World was given a more refreshing look in September 2004 with more 'snow' effects, a new mid landing for the crest run and colourful lighting enhancements.

Continuous refurbishment of theme park facilities and landscape beautification works were carried out throughout 2004 to ensure that Genting Theme Park remains one of the most popular theme park destinations in Malaysia.

One of the Group's top priorities has always been convenient, safe and comfortable travel to and from the Resort. This has resulted in continuous efforts to upgrade the road infrastructure and enhance accessibility. The construction of the new 4.5km two-lane bypass road between the hilltop and Chin Swee Caves Temple area continued in 2004 and will be completed in 2005. Once ready, this road will serve as an alternative route to the Resort's hilltop and ease the congestion from increasing traffic flow.

Genting International Convention Centre.



AWANA HOTELS & RESORTS
www.awana.com.my

The Awana brand represents three beautifully designed resort hotels, namely Awana Genting Highlands Golf & Country Resort ("Awana Genting"), Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal") and Awana Porto Malai, Langkawi ("Awana Porto Malai"). The three resort hotels achieved an overall average occupancy rate of 61% in 2004 as compared to 56% in the previous year.

Awana Genting, located at the mid-hill level of the Resort, is renowned for its abundant green surroundings and crisp cool air. The 493-room five-star resort with its award winning 18-hole golf course provides an ideal venue for meetings and functions in a refreshing, stress-free environment. Awana Genting offers a wide range of facilities for teambuilding exercises amidst natural surroundings suitable for activities such as jungle trekking, obstacle courses, abseiling and rock climbing. Awana Genting achieved average occupancy of 63% in 2004 (2003: 56%).

Awana Kijal, is a popular five-star holiday resort and convention destination on the east coast of Peninsular Malaysia. Awana Kijal owns the longest private beachfront in Peninsular Malaysia with 7.6 km of pristine sandy beach and offers 343 rooms and suites with panoramic views of the South China Sea as well as an 18-hole championship golf course. This charming holiday resort, located in the state of Terengganu, offers a comprehensive array of banquet, recreational and convention facilities, numerous water sports and a traditional Javanese-inspired spa called the Taman Sari Royal Heritage Spa Awana Kijal.

The opening of the East Coast Expressway on 1 August 2004 has improved accessibility and further promoted Awana Kijal as a choice tourist destination on the east coast of Peninsular Malaysia. Awana Kijal was heralded the No. 1 Resort on The East Coast by the Hospitality magazine in the August - October 2004 issue. Awana Kijal achieved average occupancy of 61% in 2004 (2003: 55%).

Awana Porto Malai remains a popular holiday resort destination on the legendary island of Langkawi, Kedah. The resort's strategic location beside the Langkawi Star Cruises jetty enhances its status as a popular tourist attraction.

The Mediterranean-themed resort with a picturesque waterfront boardwalk has 208 guestrooms and extensive facilities including convention halls, three food and beverage outlets and a private marina. The resort's new swimming pool with its mini water park is a favourite attraction for families.

During the year, Awana Porto Malai was again selected to be the host venue for the maritime section of the Langkawi International Maritime and Aerospace Exhibition 2004. This renowned international event uses as its backdrop, the serene and secluded bay surrounding the resort to display an armada of ships and yachts.

As a result of higher room inventory, Awana Porto Malai registered a 13% increase in rooms sold and improved room yield in 2004, although occupancy declined to 55% in 2004 (2003: 60%).

AWANA VACATION RESORTS
www.awanavacation.com


Awana Vacation
Resorts

Awana Vacation Resorts Development Bhd ("AVRD") is the Group's Timeshare operator. Launched on August 1998 and growing steadily since then, AVRD has a total of 5,349 timeshare members as at 31 December 2004.

AVRD currently operates a total of 130 timeshare accommodation units catering to its Gold and Silver Ownership Plans. AVRD members are allowed to stay at the numerous hotels at Genting Highlands Resort and the Awana Hotels & Resorts at favourable rates, subject to booking conditions. Members also have access to over 3,800 affiliated resorts, affiliated with Resorts Condominium International (RCI) in over 80 countries. AVRD also has direct exchanges with resorts in Thailand, Australia, Bali in Indonesia and other countries without exchange fees requirement. In Malaysia, direct exchanges can be made for resorts in Penang, Kuala Lumpur and Cameron Highlands, subject to availability.

Currently AVRD has five sales outlets located at First World Hotel, Genting Hotel, Kuala Lumpur, Penang and Johor Bahru. In December 2004, a marketing agent was appointed in Kuching, Sarawak, marking AVRD's first foray into the lucrative East Malaysia market.





Awana Porto Malai, Langkawi



Awana Kijal, Terengganu



Awana Genting Highlands



SuperStar Virgo sailing towards Singapore.

STAR CRUISES LIMITED
www.starcruises.com
www.ncl.com
www.orientlines.com


STAR CRUISES
The Leading Cruise Line In Asia-Pacific


NCL
NORWEGIAN CRUISE LINE


NCL
America

Star Cruises Limited ("Star Cruises"), the Group's indirect associate is **the world's third largest cruise line** and the leading cruise line in Asia-Pacific. Star Cruises operates a combined fleet of 22 ships in service and under construction with over 35,000 lower berths. It operates under the internationally recognised brands of Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines and Cruise Ferries and calls at close to 200 destinations globally in the Asia-Pacific, North and South America, Hawaii, the Caribbean, Alaska, Europe, Mediterranean, Bermuda and Antarctica.



Star Cruises is renowned for its world-class innovative cruise products and services. During the year, Star Cruises was awarded for the seventh time, the prestigious ***"Best Cruise Operator in Asia-Pacific"*** by TTG Asia. In December 2004, Star Cruises won the accolade for ***"Most Unique Product Award"*** at the India International Travel Mart 2004.

7-time winner of the prestigious Best Cruise Operator in Asia-Pacific 2004.

In August 2004, Star Cruises became the first company to receive a licence to operate a 100% foreign owned international travel agency in Shanghai. During the year under review, a Memorandum of Understanding was signed between Star Cruises and the Nanhu Vocational School in Shanghai to jointly introduce and organise the Genting-Star International Cruise Management Programme for youth. This programme aims to produce a talented pool of dedicated professionals to support the growing cruise industry and economy in China.

During the year, Star Cruises entered into a strategic alliance with Valuair, Singapore's first low-cost value airline. This alliance will enable Star Cruises and Valuair to work closely to develop strategic marketing and operational synergies. Both will coordinate operations and jointly market attractive fly/cruise packages to provide passengers with a seamless, yet flexible, travel experience at attractive prices.


EXIT
STAR CRUISES - VALUAIR
STRATEGIC ALLIANCE
20 DECEMBER 2004
SINGAPORE

Press Conference held in conjunction of the strategic alliance between Star Cruises and Valuair, Singapore's first low-cost value airline on 20 December 2004.



Pride of Aloha on her way to Hawaii from San Francisco.

In July 2004, Star Cruises' subsidiary NCL Corporation Ltd ("NCL") introduced the re-flagged Pride of Aloha, the first US-flagged ship in almost half a century with US-based crew, under the NCL America brand for its Hawaiian itineraries. During the year, NCL acquired Polynesian Adventure Tours, a major tour bus company in Hawaii to develop the ground operations for its tour and transfer requirements. As part of the fleet rejuvenation plans, Norwegian Spirit (formerly SuperStar Leo) joined the NCL fleet in May 2004.

All Star Cruises ships and its ports are in compliance with the International Ship and Port Facility Security Code, which came into mandatory effect in July 2004.

STAR CRUISES & ITS FLEET IN OPERATION

Star Cruises	Norwegian Cruise Line	NCL America
SuperStar Virgo	Norwegian Dawn	Pride of Aloha
SuperStar Gemini	Norwegian Star	Pride of America #
Star Pisces	Norwegian Sun	Pride of Hawaii ~
MegaStar Aries	Norwegian Spirit	
MegaStar Taurus	Norwegian Majesty	
SuperStar Express *	Norwegian Wind	
	Norwegian Dream	
	Norwegian Sea	
	Norwegian Crown	
Cruise Ferries	Norwegian Jewel +	**Orient Lines**
Wasa Queen	Soon-to-complete Newbuild 1 **	Marco Polo
	Soon-to-complete Newbuild 2 **	

** Chartered out*
 # Expected Delivery in June 2005
+ Expected Delivery in August 2005
~ Expected Delivery in 2006
*** Expected Delivery in 2007*



YAB Dato' Seri Abdullah Ahmad Badawi, Prime Minister of Malaysia and Tan Sri Lim Kok Thay at Genting Group's exhibition booth for Bursa Malaysia's Invest Malaysia 2004.



Tan Sri Lim Kok Thay (second from right) together with the NCL America and Hawaiian dignitaries for the christening of Pride of Aloha in Hawaii, 4 July 2004.



Young oil palm trees.



Fresh fruit bunches.



Mechanised infield evacuation of fresh fruit bunches.

PLANTATIONS


ASIATIC DEVELOPMENT BERHAD

www.asiatic.com.my

The Plantations Division is led by 54.8%-owned Asiatic Development Berhad. The Division registered another year of strong performance in 2004, propelled by strong crude palm oil ("CPO") prices in the early months of 2004, strong palm kernel prices throughout the year, an enlarged harvesting area and a good harvest of fresh fruit bunches ("FFB").

The Division achieved a 23% increase in revenue to RM467.2 million in 2004 (2003: RM380.0 million) and a 25% increase in profit before tax to RM210.2 million (2003: RM167.5 million). This is the Division's best ever performance since it commenced operations in 1980. In May 2004, the Division acquired the Trushidup Group of Estates (now renamed Asiatic Sekong Estate and Asiatic Suan Lamba Estate) for a purchase consideration of RM212 million. These estates measuring 6,755 hectares together with a 60-tonne per hour oil mill, is located in the district of Kinabatangan, Sabah.

During the year, the Division acquired an additional 743 hectares of vacant agricultural land at Pulau Jambongan, an island in the northeast of Sabah while 5,059 hectares of jungle land in Limbang, Sarawak was surrendered to the Sarawak State Government. As a result of these transactions, the plantation landbank of the Division as at 31 December 2004 totalled 65,668 hectares, of which 56,581 hectares were planted with oil palm.

With the land acquisition during the year and the coming into maturity of existing estates, the harvesting area as at end 2004 increased by 25% to 48,630 hectares. Consequently, FFB harvested increased by 13% to a record high of 978,693 tonnes in 2004. The newly acquired Asiatic Sekong and Asiatic Suan Lamba estates with palms at 86% of prime yielding age, contributed 11% of the Division's FFB production in the seven months that it belonged to the Division.

Despite the softening of CPO prices towards the end of 2004, the average selling price achieved for CPO was RM1,600 per tonne, as compared to RM1,568 per tonne in 2003. The average selling price achieved for palm kernel ("PK") was RM1,068 per tonne in 2004, versus RM748 per tonne in 2003.

CPO production increased by 20% to 235,012 tonnes whilst PK production increased by 14% to 55,175 tonnes in 2004. The Division's efforts to improve FFB ripeness quality and loose fruit collection resulted in better oil extraction rates of 21.1% in 2004 compared to 20.7% in 2003. The Plantations Division continued to expand its field mechanisation process into areas where terrain and soil conditions were suitable.

Serian Palm Oil Mill, the joint venture oil mill between the Division and Sarawak Land Consolidation and Rehabilitation Authority processed 219,188 tonnes of FFB in 2004, an increase of 12% as compared to 2003. In anticipation of higher FFB production in the region, the milling throughput of this mill has been extended from 40 tonnes per hour to 60 tonnes per hour by the end of 2004. The Asiatic Ayer Item Oil Mill obtained the renewal of its ISO 9001: 2000 Quality Management System certification by Standards and Industrial Research Institute of Malaysia ("SIRIM").

PLANTATIONS STATISTICS

Area (Hectares)	Oil Palm		Others		Titled Area	
	2004	2003	2004	2003	2004	2003
Mature	48,630	38,816	-	-	48,630	38,816
Immature	7,951	9,894	-	-	7,951	9,894
Total Planted Area	56,581	48,710	-	-	56,581	48,710
As a percentage (%)	100.0	100.0	-	-	100.0	100.0
Clearing / Planting in progress / Unplanted Jungle Area	-	-	6,571	12,276	6,571	12,276
Labour Lines, Buildings & Infrastructure, etc.	-	-	2,516	2,243	2,516	2,243
Total Area	56,581	48,710	9,087	14,519	65,668	63,229
Percentage Over Titled Area (%)	86.2	77.0	13.8	23.0	100.0	100.0
Production (mt)	978,693	864,603	-	-	-	-
Yield Per Mature Hectare (mt/kg)	21.7	22.5	-	-	-	-
Average Selling Price						
CPO (RM/mt)	1,600	1,568	-	-	-	-
Palm Kernel (RM/mt)	1,068	748	-	-	-	-


Asiatic Indahpura


368MW Lanco Kondapalli Power Plant, India.


720MW Kuala Langat Power Plant, Malaysia.

PROPERTIES

www.asiatic.com.my


ASIATIC LAND DEVELOPMENT SDN BHD

The Properties Division recorded a 37% increase in revenue to RM63.3 million in 2004 (after the exclusion of the proceeds from the disposal of land in 2003), on the back of improved economy and generally a higher demand for the residential market. However, the Division wrote-off capitalised expenses amounting to RM15.1 million and this resulted in a loss of RM0.3 million in 2004 versus a profit before tax of RM16.5 million (excluding gain on disposal of land) in 2003.

The Division is spearheaded by 54.8%-owned Asiatic Land Development Sdn Bhd, which develops the Asiatic brand of properties. Asiatic Indahpura, the Division's flagship project of mixed residential and commercial development in Johor, was the key contributor with sales of RM39.6 million in 2004. The sales were mainly from properties under construction and new launches of double-storey terrace houses and shop offices. In December 2004, the Division launched another 224 units of new and attractively designed residential houses in its Asiatic Cheng Perdana project in Melaka.

Asiatic's Permaipura Golf & Country Club, one of the leading golf clubs in Kedah, continued to perform fairly well in 2004 with its aggressive efforts in promoting its tournament packages, forming tie-ups with other clubs and constant maintenance of its golf course. It played host to the Genting Masters Tournament in September 2004.

The Kijal Beach Resort Apartments which are strategically located beside Awana Kijal Golf, Beach & Spa Resort in the east coast of Terengganu, continued to enjoy good tenancy and registered an average rental occupancy rate of 75% in 2004. The 89 units of apartments offer panoramic views of the South China Sea and overlook Awana Kijal's 18-hole championship golf course.

POWER

www.gsanyen.com


Genting Sanyen Power Sdn Bhd

The Power Division is led by 58.6%-owned subsidiary, Genting Sanyen Power Sdn Bhd ("GSP"). The Division registered a profit before tax of RM288.4 million in 2004, significantly higher than the RM203.5 million in 2003 due to the full year contribution from its additional 20% stake in GSP and its Lanco Kondapalli plant.

GSP is an Independent Power Producer in Malaysia and operates the 720MW Kuala Langat Power Plant. The gas-fired combined cycle power plant is strategically located at the Genting Sanyen Industrial Complex, Selangor, near the Kuala Lumpur International Airport. The plant, in its ninth year of full commercial operations, remained highly ranked in the merit order dispatch schedule of Tenaga Nasional Berhad, Malaysia's national utility group. In 2004, the plant received the MSOSH Gold Award 2003 for excellence in safety.

The Division's 30%-owned 368MW Lanco Kondapalli Power Plant ("Lanco Kondapalli") and its 74%-owned O&M company, Genting Lanco Power Private Ltd (formerly known as Eastern Generation Services (India) Private Ltd) which were acquired in May 2003, performed well in 2004.

On 12 August 2004, the Division acquired a 36.26% stake in Aban Power Company Ltd ("Aban Power") for about US$10.3 million. Aban Power undertook the construction of a 113MW gas fired combined cycle power plant in the Tanjore District of Tamil Nadu, India. The plant is to be completed in June 2005. All electricity generated by the plant is to be contracted to Tamil Nadu Electricity Board, the state electricity distributor, under a power purchase agreement.

PAPER & PACKAGING

www.gsanyen.com



Genting Sanyen Industrial Paper Sdn Bhd

The Paper & Packaging Division, headed by 97.7%-owned Genting Sanyen (M) Sdn Bhd, is the largest integrated paper and packaging manufacturer in Malaysia. Revenue for the Division in 2004 grew by 10% to RM479.3 million while its profit before tax increased by 28% to RM55.3 million due to improved demand for paper-related products and higher average selling prices.

The Division owns the integrated Genting Sanyen Industrial Complex ("Complex"), which is strategically located less than 10-minute's drive away from Kuala Lumpur International Airport. The Complex is the result of an integration of key manufacturing facilities. It is premise to a paper mill (with two paper machines), a 720MW power plant, a Central box plant, a waste-to-energy plant, raw water and waste water treatment plants and the Division's operational head office.

The two paper mills at the Complex produced over 260,000 tonnes of industrial brown paper and maintained a high average production efficiency of 97% in 2004.

The Packaging Division operates two box plants. The Northern box plant in Prai, Penang and the Central box plant at the Complex continued to improve their respective market shares. The Division's box plants have gained a good reputation for their stringent quality control and cutting-edge technology.

The Paper Division renewed its accreditations for quality standards, namely ISO 9001: 2000 Quality Management Systems and ISO 17025: Laboratory Accreditation Scheme of Malaysia. The Division's Northern box plant was Malaysia's first box plant to receive triple quality management systems accreditations by SIRIM in 2003 and this was followed by the Central box plant in 2004.

In 2004, the Division won the prestigious Gold and Silver flexography post-print awards by the Asian Flexography Technology Association for two of its high-tech boxes, designed for Sony Corporation. These boxes were printed using the Division's 8-colour state-of-the-art Masterflex printer, the only one of its kind in Malaysia.

The Paper and Packaging Division is environmental conscious in its operations. The Division's operations involve collecting and recycling of waste paper into international standard industrial brown grade paper and then into high quality packaging boxes. The "Waste-to-Energy" plant which commenced operations in 2003, uses the paper sludge from paper productions and the heat generated from this process is consumed within the industrial complex.

In addition to these environmental focused businesses, the Division has invested in a start-up venture which applies a new recycling technology to convert wood and plastic wastes into wood plastic composites. Brand-patented as *Ritewood*, this innovative and environmental friendly wood plastic composite product is an alternative building material that can be used for indoor and outdoor.


CHANGING THE WAY
YOU THINK ABOUT WOOD

OIL AND GAS

www.gentingoil.com



Genting Oil & Gas Ltd

The Oil & Gas Division is spearheaded by 95%-owned Genting Oil & Gas Limited ("GOGL") and its subsidiaries. The Division recorded a profit before tax of RM24.8 million in 2004.

In **China**, GOGL's subsidiary, Genting Oil & Gas (China) Limited ("GOGC") operates the Zhuangxi Buried Hill Oilfield in Shandong Province, under a Petroleum Contract with Sinopec. The oilfield produced 138,550 tonnes (equivalent to 950,440 barrels) of wellhead oil in 2004. The oil was sold to Sinopec at an average of US$32.02 per barrel.

During the year, field production was maintained from existing wells, especially through the use of deep high temperature electrical pumps. Two new deep, production wells (ZG10-18 and ZG10-8) were successfully drilled in 2004. ZG10-18, drilled to 4,848 metres, was particularly significant as it was tested at high flow rates.

In **Indonesia**, the Division, via two wholly owned subsidiaries of GOGL, signed two new Production Sharing Contracts ("PSCs") with BPMIGAS, Indonesia's oil and gas regulatory body in 2004. Both PSCs are in the West Natuna Sea and are adjacent to the maritime boundary of Peninsular Malaysia. Sanyen Oil & Gas Limited (now known as Sanyen Oil & Gas Pte. Ltd.) signed the first PSC for the gas-prone Anambas Block on 29 June 2004 and Genting Oil Natuna Pte. Ltd. signed the second PSC for the oil-prone North West Natuna Block on 12 December 2004. Both PSCs are operated by these two GOGL subsidiaries with 100% interests. Each block has a three-year work commitment of 3D seismic surveys, to be followed by the drilling of one exploration well.

In view of its retained rights or deferred consideration to long-term future cash flows from the Muturi PSC, from BP Global to its subsidiary Laila Limited, the Division continues to monitor the developments of the Muturi PSC and the associated Tangguh Liquefied Natural Gas ("LNG") plant. This deferred consideration has not been recognised in the financial statements, as the amount cannot be quantified at this time.

On 2 February 2004, BG Group sold its 50% interest in the Muturi PSC for US$236 million to two other Muturi partners, CNOOC Limited and LNG Japan Corporation. As a result, Muturi partners now comprise CNOOC Limited with 64.77%, LNG Japan Corporation with 34.23% and BP as the operator with a 1% stake.



Drilling at Zhuangxi Buried Hill, China.

Genting Sanyen corrugated paper.

E-COMMERCE AND IT DEVELOPMENT

The Genting Group continued to capitalise on the progress of information technology and e-commerce to enhance the Group's overall operations. Led by eGENTING, the Group benefits from concentrating and consolidating the Group's resources on common IT processes to service multiple internal business units at a lower cost and higher service level. eGENTING has also capitalised on its expertise and know-how to provide e-commerce and IT services to external parties.

The Group's IT achievements include developing www.genting.com.my - Malaysia's biggest online hospitality website, WorldReservations Centre ("WRC") - one of the most sophisticated call centre operations in the region, the Global Hospitality Management System ("GhpMS") - a window based multi-purpose hotel management system, Dynamic Reporting System - the state-of-the-art integrated gaming management system which include coinless and loyalty features and *WorldCard* - the regional loyalty programme. These efforts provide an integrated, global reservation system where customers can access and purchase rooms, show tickets, limousines and F&B products and services at any time throughout the year.

On 10 December 2004, eGENTING, via Genting Information Knowledge Enterprise Sdn Bhd, the developer and manager of the Online Transaction Engine of www.genting.com.my won the prestigious Malaysian Premier Information Technology Award 2004 for the Private Sector category, which recognise companies that have been very successful in applying IT to run their companies effectively.

www.genting.com.my is Malaysia's highest-grossing hospitality website. The website has grown to become one of the key sales and service channels for the Group and *WorldCard* members. Online sales grew by 63% to RM13 million in 2004.

During the year, eGENTING successfully implemented numerous operational systems for RWB. The GhpMS was successfully implemented at all the hotels owned by RWB. The Microsoft-certifed GhpMS, has effectively helped to streamline internal processes and reduce cost.

The innovative Coinless Gaming System was developed and implemented in 2004 to allow customers to use their membership cards on game machines without using coins. The Total Integrated Ticketing System, a new theme park ticketing system was implemented to enhance sales efficiency through cross selling and online Web purchases of theme park products.

An advanced telecommunication system was implemented via RWB's WRC to handle higher volume of incoming calls from different segments. In 2004, WRC handled close to 1.3 million calls. Overseas calls are routed via the Voice-Over-Internet-Protocol infrastructure and served seamlessly by WRC.


STAR CRUISER
WorldCard
WorldCard
MALAYSIA • SINGAPORE • HONG KONG


Genting WorldCard Centre

The Siebel CRM system was implemented to provide the platform for a centralised customer and product database. The system enables frontline staff to provide better and more personalised customer service as well as to cross-sell products, with real-time access to the customers' and transactions' database.

WorldCard membership increased by 37% to 1.3 million members in 2004. The *WorldCard's* web site, www.worldcard.com.my was enhanced with self-service features and was extended to business partners to enable their transactions to be conducted online. *WorldCard* successfully introduced its first proprietary loyalty system with prepaid functionalities to one of its partners, The Coffee Bean and Tea Leaf at their 41 outlets in Singapore.

Several co-branded cards were launched with WorldCard programme partners such as HSL Digitech, Asiatic Lifestyle, Star Cruises, Genting Theme Park and the Hong Kong-based King Parrot Group. *WorldCard* members are now able to collect and redeem loyalty points across borders from over 330 merchants with close to 1,400 outlets in Malaysia, Singapore and Hong Kong.

The Group's SAP shared services centre continued its drive for standardisation to improve operational efficiency. SAP usage has also been enhanced for mobile users of the Group with wireless handheld devices.

eGENTING ServiceDesk, a central IT support desk for the Group, was implemented and launched on 31 July 2004. Advanced systems and network management tools such as the IBM Tivoli Enterprise Management System and the Citrix solution were implemented to proactively manage IT resources to maintain a high level of service availability to the Group.



The signing of the 8th Collective Agreement between RWB and its employees union management.



GENTING
CITY OF ENTERTAINMENT
INTI
COLLEGE
SIGNING CEREMONY
BETWEEN
RESORTS WORLD BHD & INTI UNIVERSAL HOLDINGS BHD

The signing ceremony between Resorts World Bhd and INTI Universal Holdings Bhd.



RESORTS WORLD BHD

RWB - participating in various career fairs.

HUMAN RESOURCES

As one of Asia's leading multinational corporations, the development of human resources is vital to ensure the long term growth of the Group. The Group has a strong workforce of about 18,000 as at 31 December 2004. A total of about 900 employees were honoured with Long Service Awards in 2004 in recognition of their loyalty and dedicated services to the Group.

During the year, the Group continued to pro-actively attract the finest talents and skills available in the market through various recruitment drives, which included participating in career fairs such as Malaysia's Largest Career Fair in April 2004, online recruitments and assessment centres.

The business divisions of the Group held regular training and management conferences to enhance the skills and competencies of the Group's employees in 2004.

Among the many training conferences and team-building events held for the Group's employees in 2004 were Resorts World Bhd's 16th Senior Managers' Conference in Chiangmai, Thailand with the focus on "Strategic Readiness in Facing Competition", the 11th Resorts World Bhd HR Conference at Awana Porto Malai, Langkawi to discuss implementation of best practices in the area of human resources, the Annual Family Day, Asiatic 24th Management Conference themed "Managing and Motivating People for Higher Productivity, Quality & Efficiency" in Bali, Indonesia, Asiatic Assistant Manager's Conference and Genting Sanyen Managers' Conference.

Resorts World Bhd ("RWB") signed the 8th Collective Agreement with its employees' union on 12 April 2004. This Collective Agreement enables the Leisure & Hospitality Division to maintain continuous industrial harmony between its management and employees which will ensure further stability and growth for the Group.

Genting Centre of Excellence ("GCE") plays an essential role in the training and development of employees by providing internal and external programmes. In June 2004, a collaborative partnership was established between RWB and INTI Universal Holdings Bhd, to offer programmes in tourism, leisure and hospitality management.

The Group provides the opportunity for employees to enhance their development skills and qualifications. RWB's Finance department has been accredited by the various professional accountancy bodies such as the Authorised Training Organisation for The Institute of Chartered Accountants in England & Wales (ICAEW), Gold Approved Employer for Association of Chartered Certified Accountants (ACCA) and Certified Training Partner for Chartered Institute of Management Accountants (CIMA) to provide on-the-job training to the employees to become qualified accountants.

COMMUNITY SERVICES

As a caring and responsible corporation, the Group has continued to support various charitable bodies, sports associations, non-governmental organisations and other worthy causes in 2004.

Following the 26 December 2004 tsunami tragedy that affected several countries' coastal homes and towns including Malaysia, the Group donated over RM3.5 million in connection with the tsunami disaster, including RM1 million each to support the Malaysian Tsunami Disaster Fund, the Indonesian Tsunami Disaster Fund and the Force of Nature Foundation.

The Group continued to support various charitable bodies and non-governmental organisations in 2004. More than 1,300 children and adults from various homes, institutions and organisations were treated to day visits at Genting Highlands Resort in 2004.



DATE 28th December 2004
GENTING GROUP
PAY/BAYAR NST - BH MALAYSIAN TSUNAMI DISASTER FUND
RINGGIT MALAYSIA

The Group's donation towards Tsunami Disaster Fund, presented by Tan Sri Lim Kok Thay.

The Group is committed to protecting and preserving the environment. The "Waste Segregation and Recycling Campaign" was launched on 15 January 2004 and officiated by the Deputy Minister of Housing and Local Government, YB Datuk Peter Chin.

During the year, the Group donated to various charitable bodies, including the Yayasan Budi Penyayang, Yayasan Tuanku Syed Sirajuddin, National Council for Senior Citizens Organization, Kiwanis Down Syndrome Foundation, Selangor Cheshire Home, Malaysian Association for the Blind, Institute Tengku Ampuan Afzan, BAKTI, Persatuan Thalassaemia Malaysia, Malaysian Children's Aid Society, Cancerlink Foundation, Yayasan Tuanku Fauziah and Yayasan Sultanah Bahiyah.

Among the many non-profit organisations which received the Group's contributions were the Riding for the Disabled Malaysia, National Heart Foundation, Malaysian AIDS Foundation, St. John's Ambulance Malaysia, MERCY Malaysia and Malaysian Red Crescent Society.

During the year, the Group sponsored various sports events including the Formula 1 Powerboat World Championship, Le Tour de Langkawi and KL International Marathon, as well as sports associations such as the Malaysian Hockey Federation, Football Association of Malaysia, SportExcel, Pahang Football Association and Pahang Volleyball Association.

The Group remains supportive of the developments of educational and research efforts in Malaysia by contributing to the Huaren Education Fund, Kolej Tuanku Ja'afar, Malaysian Institute of Management, Malaysian Economic Association and Malaysian Institute of Economic Research and many others.


RUMAH SHELTER PJ.
RM8,080.00
RM8,080.00

Charitable donations by the Group.


GENTING

Waste Recycling Campaign 2004.

RECOGNITION

The Genting Group continues to receive numerous recognitions for its commitment for high quality standards and management excellence.

Among the many major awards of excellence received in 2004 are as follows:

- Genting Berhad - No. 1 Company in Malaysia by The Asian Wall Street Journal 200 - Asia's Leading Companies (formerly Review 200).
- Resorts World Bhd - ***Outstanding Achievements in Hotel/Resort Development*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003 - 2004 (Malaysia Series).
- Genting Highlands Resort - ***Best Deluxe Family Resort/ Theme Park*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003 - 2004 (Malaysia Series).
- First World Hotel - ***Best New Hotel*** by World Asia Publishing at Hospitality Asia Platinum Awards 2003 - 2004 (Malaysia Series).
- Awana Kijal Golf, Beach & Spa Resort - ***No. 1 Resort on The East Coast*** by the Hospitality magazine in the August - October 2004 issue.
- Genting Information Knowledge Enterprise Sdn Bhd - ***Premier Information Technology Award*** by Malaysian Administrative Modernisation and Management Planning Unit (MAMPU) of the Prime Minister's Department and the Co-operation of the Association of the Computer and Multimedia Industry of Malaysia (PIKOM).
- Resorts World Bhd was awarded the ***Merit Award in the Best Practice*** category for public listed companies by the National Award for Management Accounting Best Practice 2004.
- Genting Sanyen Northern Box Plant was awarded ***Best Supplier Performance Award*** by NEC in June 2004.
- Genting Sanyen Northern Box Plant was awarded ***Best Vendor Award*** from Sharp Roxy in April 2004.
- Genting Sanyen Central Box Plant was awarded ***ISO accreditations by SIRIM*** in 2004 for the ISO 14001:1997 Environmental Management Systems, the OHSAS 18001:1999 Occupational, Health & Safety Management Systems and ISO 9001:2000 Quality Management Systems.
- Genting Sanyen Power was awarded the ***Gold Award 2003*** by MSOSH - Malaysian Society in August 2004.


200
REVIEW

CORPORATE GOVERNANCE

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysian Code on Corporate Governance ("the Code").

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, seven meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Kok Thay	5
Tun Mohammed Hanif bin Omar	7
Tan Sri Mohd Amin bin Osman	7
Dr R. Thillainathan	7
Mr Quah Chek Tin	7
Dato' Paduka Nik Hashim bin Nik Yusoff	6
Tan Sri (Dr.) Gunn Chit Tuan	6
Tan Sri Dr. Lin See Yan	5

(ii) Board Balance

During the financial year, the Board had eight members, five executive Directors and three non-executive Directors. All of the three non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri (Dr.) Gunn Chit Tuan as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Board is mindful of the dual roles of Chairman and Chief Executive held by Tan Sri Lim Kok Thay but is of the view that there are sufficient experienced and independent - minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 11 to 12 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the then Research Institute of Investment Analysis. The Directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole, determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on pages 71 to 72 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a corporate website at **www.genting.com** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flows of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 108 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 36 to the financial statements under "Significant Related Party Transactions and Balances" on pages 100 to 101 of this Annual Report.

AUDIT COMMITTEE REPORT

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Tan Sri (Dr.) Gunn Chit Tuan	Chairman/Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Member/Independent Non-Executive Director
Tan Sri Dr. Lin See Yan	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Mr Quah Chek Tin	Member/Executive Director

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2004

The Committee held a total of *five (5) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Tan Sri (Dr.) Gunn Chit Tuan	*5
Dato' Paduka Nik Hashim bin Nik Yusoff	*5
Tan Sri Dr. Lin See Yan	*4
Tan Sri Lim Kok Thay	2
Mr Quah Chek Tin	3

* The total number of meetings is inclusive of the special meeting held between members of the Committee who are independent non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2004

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and of the Group, focusing particularly on:

   (a) changes in or implementation of major accounting policy changes;

   (b) significant and unusual events; and

   (c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and of the Company for the financial year ended 31 December 2004;

vii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2003; and

x) reviewed the reports submitted by the risk management task force.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

   (a) must be a member of the Malaysian Institute of Accountants; or

   (b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

      (aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or (bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Securities Berhad ("Bursa Malaysia")'s Listing Requirements, the Committee shall promptly report such matter to Bursa Malaysia.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

STATEMENT ON INTERNAL CONTROL

The Board's Responsibilities

In relation to internal control, pursuant to the requirements under the Malaysian Code of Corporate Governance for companies listed on the Bursa Malaysia Securities Berhad ["Bursa Malaysia "], the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Malaysia Listing Requirements to: -

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them, and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of Genting Group of companies' ("the Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

The Risk Management Process

The Group employs the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the Group are required to identify and evaluate controls within key functions/activities of their business processes. The risks to the Group's strategic objectives are assessed at the group and company level.

To enhance the effectiveness of the risk management process and implementation of risk management policies, the Genting Group Executive Committee approved the establishment of Risk and Business Continuity Management Committees ("RBCMCs") at Genting Berhad ("GB") and its principal subsidiary companies in June 2004. The RBCMC of GB comprises senior management of the Group and is chaired by the Executive Director and Chief Operating Officer of GB, whereas the RBCMCs of the subsidiaries comprise their respective senior management headed by their respective Chief Financial Officers/Heads of Finance. On a quarterly basis, the RBCMCs meet to review the progress of the implementation of action plans of their respective companies and a consolidated risk management report summarising the significant risks and /or status of action plans of the respective companies are presented quarterly to the Audit Committee for review, deliberation and recommendation for endorsement by the Board of Directors.

The key aspects of the risk management process are:-

- Business/Operations Heads undertake to update their risk profiles on a six monthly basis from the previous update and issue a letter of assurance to confirm that they have reviewed the risk profiles, risk reports and related business processes and are also monitoring the implementation of action plans.
- The risk profiles, control procedures and status of the action plans are reviewed on a regular basis by the Group Risk Manager with the Business/ Operations Heads.
- Management of the respective companies is provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans and these are monitored by the Audit Committee and Board of Directors every quarter.

The Internal Control Processes

The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management and Internal Audit on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the holding company and subsidiaries to implement and monitor the Board's policies on controls.
- Delegation of authority including authorization limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are documented in manuals, which are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Finance Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget, which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by Finance Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the Group. Nevertheless, measures have been or are being taken to address these weaknesses.

Business continuity management is regarded an integral part of the Group's risk management process. In this regard to minimise potential business disruptions either due to failure of critical IT systems and/or operational processes, some of the subsidiaries and key operating units have commenced implementation of business continuity plans while others are in the process of implementing them.

The Board in issuing this statement has taken into consideration the state of internal control of its associated company, Serian Palm Oil Mill Sdn Bhd and the representations made by its principal associated companies, Star Cruises Limited and Lanco Kondapalli Power Private Limited in respect of their state of internal control.

The Internal Audit Function

The Group Internal Audit Division ("Group Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

DIRECTORS' REPORT AND STATEMENT PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

The Directors of **GENTING BERHAD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantations, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associates include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiaries and associates are set out in Note 38 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	1,777.8	406.4
Taxation	(343.7)	(128.9)
Profit from ordinary activities after taxation	1,434.1	277.5
Minority shareholders' interests	(506.1)	-
Net profit for the financial year	928.0	277.5

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 14.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM73,532,998.49 in respect of the financial year ended 31 December 2003 was paid on 30 July 2004; and

(ii) an interim dividend of 8.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM40,571,830.59 in respect of the financial year ended 31 December 2004 was paid on 29 October 2004.

The Directors recommend payment of a final dividend of 16.0 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up share capital of the Company as at the date of this report, the final dividend would amount to RM81,159,316.30.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

During the financial year, 121,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM14.34 per share and 5,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM13.08 were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("New ESOS"), all of which ordinary shares rank pari passu with the then existing ordinary shares of the Company. These options were granted prior to the current financial year.

There were no issue of debentures during the financial year.

The outstanding Option to take up 675,000 unissued ordinary shares of the Company previously granted to executive employees of the Group under the previous scheme, namely The Genting Employees' Share Option Scheme for Executives at the subscription price of RM19.80 per share had expired on 15 December 2004.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. Under the New ESOS, the following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2004:

Option Number	Option Expiry Date	Subscription Price per Share RM	No. of Unissued Shares
1/2002	11 August 2012	14.34	6,647,000
2/2002	11 August 2012	13.08	42,000
			6,689,000

(a) The expiry date of the Options on 11 August 2012 shall apply unless the Options have ceased by reason of non compliance by the grantee with the terms and conditions under which the Options were granted pursuant to the Scheme.

(b) (i) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Options granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Options have been issued have no right to participate by virtue of the Options in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Mohd Amin bin Osman
Dr. R. Thillainathan
Mr Quah Chek Tin
Dato' Paduka Nik Hashim bin Nik Yusoff*
Tan Sri (Dr.) Gunn Chit Tuan*
Tan Sri Dr. Lin See Yan*

* *Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company, Resorts World Bhd and Asiatic Development Berhad, both of which are subsidiaries of the Company as set out below:

Interest in the Company

Shareholdings in the names of Directors	**1.1.2004**	**Acquired/(Disposed)**	**31.12.2004**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	3,433,800	-	3,433,800
Tun Mohammed Hanif bin Omar	200	-	200
Tan Sri Mohd Amin bin Osman	8,000	-	8,000
Mr Quah Chek Tin	1,000	-	1,000

Shareholdings in which the Director is deemed to have an interest	**1.1.2004**	**Acquired/(Disposed)**	**31.12.2004**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	11,523,996	(11,523,996)	-

Share Option in the names of Directors	**1.1.2004**	**Offered/(Exercised)**	**31.12.2004**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Mohd Amin bin Osman	500,000	-	500,000
Dr. R. Thillainathan	250,000	-	250,000
Mr Quah Chek Tin	500,000	-	500,000

Interest in Resorts World Bhd

Shareholdings in the names of Directors	**1.1.2004**	**Acquired/(Disposed)**	**31.12.2004**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	122,000	-	122,000

Share Option in the names of Directors	**1.1.2004**	**Offered/(Exercised)**	**31.12.2004**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	750,000	-	750,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000

Interest in Asiatic Development Berhad

Shareholdings in the names of Directors	**1.1.2004**	**Acquired/(Disposed)**	**31.12.2004**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	144,000	-	144,000
Tan Sri Mohd Amin bin Osman	164,000	-	164,000

Share Options in the names of Directors	**1.1.2004**	**Offered/(Exercised)**	**31.12.2004**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	825,000	-	825,000
Tan Sri Mohd Amin bin Osman	825,000	-	825,000

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Asiatic Plantations (WM) Sdn Bhd (formerly known as Sing Mah Plantation Sdn Bhd), a wholly-owned subsidiary of Asiatic Development Berhad, which in turn is a 54.8% owned subsidiary of the Company to provide plantation advisory services.

(ii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International PLC, a 64.3% owned subsidiary of the Company.

(iii) Tan Sri Mohd Amin bin Osman has been retained by Resorts World Bhd, a 56.8% owned subsidiary of the Company to provide advisory services.

(iv) Oakwood Sdn Bhd, a wholly-owned subsidiary of the Company has previously extended a housing loan to Dr. R. Thillainathan to enable him to acquire a home.

Dato' Paduka Nik Hashim bin Nik Yusoff and Tan Sri Dr. Lin See Yan are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Mohd Amin bin Osman and Tan Sri (Dr.) Gunn Chit Tuan will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129 (6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowances for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the Group and in the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group or of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 50 to 107 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2004 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Kuala Lumpur
25 February 2005

INCOME STATEMENTS

for the financial year ended 31 December 2004

Amounts in RM million unless otherwise stated

	Note(s)	Group		Company	
		2004	2003	**2004**	2003
Revenue	5 & 6	**4,647.0**	4,237.1	**467.1**	438.8
Cost of sales	7	**(2,559.6)**	(2,229.0)	**(46.5)**	(38.4)
Gross profit		**2,087.4**	2,008.1	**420.6**	400.4
Other income		**128.1**	124.4	**55.2**	54.8
Selling and distribution costs		**(78.7)**	(64.4)	**-**	-
Administration expenses		**(164.7)**	(182.9)	**(9.6)**	(9.5)
Other expenses	8	**(116.3)**	(208.8)	**(55.8)**	(39.0)
Profit from operations		**1,855.8**	1,676.4	**410.4**	406.7
Finance cost		**(112.8)**	(68.2)	**(4.0)**	(1.8)
Share of results in jointly controlled entities		**(0.9)**	-	**-**	-
Share of results in associates		**35.7**	(45.9)	**-**	-
Profit from ordinary activities before taxation	5, 9, 10 & 11	**1,777.8**	1,562.3	**406.4**	404.9
Taxation					
- Company and subsidiaries	12	**(339.4)**	(466.8)	**(128.9)**	(121.4)
- Share of tax in associates	12	**(4.3)**	(13.9)	**-**	-
		(343.7)	(480.7)	**(128.9)**	(121.4)
Profit from ordinary activities after taxation		**1,434.1**	1,081.6	**277.5**	283.5
Minority shareholders' interests		**(506.1)**	(367.8)	**-**	-
Net profit for the financial year		**928.0**	713.8	**277.5**	283.5
Basic earnings per share (sen)	13	**131.76**	101.34		
Diluted earnings per share (sen)	13	**131.32**	101.18		
Gross dividends per share (sen)	14	**24.0**	21.5		

The notes set out on pages 56 to 107 form part of these financial statements.

BALANCE SHEETS
as at 31 December 2004

Amounts in RM million unless otherwise stated

	Note	Group 2004	Group 2003	Company 2004	Company 2003
NON-CURRENT ASSETS					
Property, plant and equipment	15	**6,550.4**	6,222.0	**6.1**	6.3
Land held for property development	16	**495.1**	513.7	**-**	-
Subsidiaries	17	**-**	-	**2,278.1**	2,237.3
Jointly controlled entities	18	**39.7**	-	**-**	-
Associates	19	**2,230.1**	2,159.1	**-**	-
Exploration cost		**2.8**	-	**-**	-
Other long term investments	20	**357.6**	12.0	**-**	-
Long term receivables	23	**22.7**	20.4	**-**	-
Deferred taxation	21	**4.6**	3.8	**1.9**	1.3
Goodwill		**10.9**	-	**-**	-
CURRENT ASSETS					
Property development costs	16	**105.4**	94.7	**-**	-
Inventories	22	**309.9**	283.9	**-**	-
Trade and other receivables	23	**553.9**	512.5	**19.9**	0.7
Amount due from subsidiaries	17	**-**	-	**320.0**	635.6
Amount due from associates	19	**0.7**	0.7	**-**	-
Short term investments	24	**1,706.6**	1,329.1	**1,016.9**	676.1
Bank balances and deposits	25	**4,206.1**	3,055.5	**366.8**	290.5
		6,882.6	5,276.4	**1,723.6**	1,602.9
LESS: CURRENT LIABILITIES					
Trade and other payables	26	**876.7**	816.9	**19.4**	83.6
Amount due to subsidiaries	17	**-**	-	**97.1**	102.5
Amount due to jointly controlled entities	18	**0.3**	-	**-**	-
Short term borrowings	27	**783.9**	249.3	**-**	-
Taxation		**94.3**	258.0	**16.5**	1.2
		1,755.2	1,324.2	**133.0**	187.3
NET CURRENT ASSETS		**5,127.4**	3,952.2	**1,590.6**	1,415.6
		14,841.3	12,883.2	**3,876.7**	3,660.5
FINANCED BY					
SHARE CAPITAL	28	**352.3**	352.2	**352.3**	352.2
RESERVES	29	**7,516.2**	6,692.6	**3,394.1**	3,229.0
SHAREHOLDERS' EQUITY		**7,868.5**	7,044.8	**3,746.4**	3,581.2
MINORITY INTERESTS		**3,432.1**	3,035.9	**-**	-
NON-CURRENT LIABILITIES					
Long term borrowings	27	**2,908.8**	2,215.1	**-**	-
Amount due to subsidiaries	17	**-**	-	**93.8**	73.4
Deferred taxation	21	**523.4**	491.7	**-**	-
Provisions	30	**49.1**	39.0	**36.5**	5.9
Other liabilities	31	**59.4**	56.7	**-**	-
		3,540.7	2,802.5	**130.3**	79.3
		14,841.3	12,883.2	**3,876.7**	3,660.5
NET TANGIBLE ASSETS PER SHARE		**RM11.15**	RM10.00		

The notes set out on pages 56 to 107 form part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the financial year ended 31 December 2004

Amounts in RM million unless otherwise stated

Group	Share Capital	Share Premium	Revaluation Reserves	Reserve on Exchange Differences	Unappropriated Profit	Total
Balance at 1 January 2003	352.2	97.8	310.6	57.4	5,608.2	6,426.2
Revaluation surplus realised upon sale of assets	-	-	(2.1)	-	2.1	-
Currency translation differences	-	-	-	8.8	-	8.8
Net gain/(loss) not recognised in the income statement	-	-	(2.1)	8.8	2.1	8.8
Net profit for the financial year	-	-	-	-	713.8	713.8
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2002 (13.5 sen less 28% income tax)	-	-	-	-	(68.5)	(68.5)
- interim paid for financial year ended 31 December 2003 (7.0 sen less 28% income tax)	-	-	-	-	(35.5)	(35.5)
Balance at 31 December 2003	352.2	97.8	308.5	66.2	6,220.1	7,044.8
Balance at 1 January 2004	**352.2**	**97.8**	**308.5**	**66.2**	**6,220.1**	**7,044.8**
Issue of shares (see Note 28)	**0.1**	**1.7**	**-**	**-**	**-**	**1.8**
Revaluation surplus realised upon sale of assets	**-**	**-**	**(0.3)**	**-**	**0.3**	**-**
Currency translation differences	**-**	**-**	**-**	**8.0**	**-**	**8.0**
Net gain/(loss) not recognised in the income statement	**-**	**-**	**(0.3)**	**8.0**	**0.3**	**8.0**
Net profit for the financial year	**-**	**-**	**-**	**-**	**928.0**	**928.0**
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2003 (14.5 sen less 28% income tax)	**-**	**-**	**-**	**-**	**(73.5)**	**(73.5)**
- interim paid for financial year ended 31 December 2004 (8.0 sen less 28% income tax)	**-**	**-**	**-**	**-**	**(40.6)**	**(40.6)**
Balance at 31 December 2004	**352.3**	**99.5**	**308.2**	**74.2**	**7,034.3**	**7,868.5**

The notes set out on pages 56 to 107 form part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the financial year ended 31 December 2004 (cont'd)

Amounts in RM million unless otherwise stated

		Non-Distributable			Distributable	
Company	**Share Capital**	**Share Premium**	**Revaluation Reserves**	**Reserve on Exchange Differences**	**Unappropriated Profit**	**Total**
Balance at 1 January 2003	352.2	97.8	-	-	2,951.7	3,401.7
Net profit for the financial year	-	-	-	-	283.5	283.5
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2002 (13.5 sen less 28% income tax)	-	-	-	-	(68.5)	(68.5)
- interim paid for financial year ended 31 December 2003 (7.0 sen less 28% income tax)	-	-	-	-	(35.5)	(35.5)
Balance at 31 December 2003	352.2	97.8	-	-	3,131.2	3,581.2
Balance at 1 January 2004	**352.2**	**97.8**	**-**	**-**	**3,131.2**	**3,581.2**
Issue of shares (see Note 28)	**0.1**	**1.7**	**-**	**-**	**-**	**1.8**
Net profit for the financial year	**-**	**-**	**-**	**-**	**277.5**	**277.5**
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2003 (14.5 sen less 28% income tax)	**-**	**-**	**-**	**-**	**(73.5)**	**(73.5)**
- interim paid for financial year ended 31 December 2004 (8.0 sen less 28% income tax)	**-**	**-**	**-**	**-**	**(40.6)**	**(40.6)**
Balance at 31 December 2004	**352.3**	**99.5**	**-**	**-**	**3,294.6**	**3,746.4**

The notes set out on pages 56 to 107 form part of these financial statements.

CASH FLOW STATEMENTS

for the financial year ended 31 December 2004

Amounts in RM million unless otherwise stated

	Group		Company	
	2004	2003	**2004**	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from ordinary activities before taxation	**1,777.8**	1,562.3	**406.4**	404.9
Adjustments for:				
Depreciation of property, plant and equipment ("PPE")	**374.1**	345.1	**1.3**	2.2
Finance cost	**112.8**	68.2	**4.0**	1.8
PPE written off	**21.8**	8.3	**-**	-
Development costs written off	**15.1**	-	**-**	-
Net impairment loss	**13.8**	1.8	**-**	-
Net provision for/(write-back of) retirement gratuities	**11.2**	(23.6)	**2.4**	2.4
Net allowance for/(write-back of) diminution in value of investments	**1.6**	(1.3)	**-**	-
Net allowance for doubtful debts	**1.0**	7.4	**-**	-
Share of results in jointly controlled entities	**0.9**	-	**-**	-
Net gain on dilution of interest in subsidiaries	**(0.4)**	-	**-**	-
Net gain on disposal of investments	**(4.4)**	(5.4)	**-**	-
Net gain on disposal of PPE, land held for property development activities	**(6.6)**	(76.9)	**(0.2)**	-
Dividend income	**(7.1)**	(4.5)	**(145.5)**	(134.9)
Share of results in associates	**(35.7)**	45.9	**-**	-
Interest income	**(88.4)**	(70.3)	**(55.0)**	(54.7)
Write off of net goodwill arising on acquisition of subsidiaries/additional equity interest in existing group companies	**-**	94.6	**-**	-
Gain on disposal of a subsidiary	**-**	(2.3)	**-**	-
Provision for contingent losses	**-**	-	**28.2**	-
Other non-cash items	**(3.3)**	11.5	**0.6**	0.6
	406.4	398.5	**(164.2)**	(182.6)
Operating profit before changes in working capital	**2,184.2**	1,960.8	**242.2**	222.3
Increase in property development costs	**(3.5)**	(2.8)	**-**	-
(Increase)/decrease in inventories	**(26.0)**	5.7	**-**	-
Decrease in receivables	**2.9**	16.1	**-**	0.7
Increase/(decrease) in payables	**178.0**	(50.4)	**4.5**	(0.5)
Decrease in amount due from associates	**0.1**	0.4	**-**	-
Increase in amount due to jointly controlled entities	**0.3**	-	**-**	-
Decrease in amount due from subsidiaries	**-**	-	**3.4**	3.2
	151.8	(31.0)	**7.9**	3.4
Cash generated from operations	**2,336.0**	1,929.8	**250.1**	225.7
Taxation paid	**(538.3)**	(464.6)	**(95.5)**	(82.7)
Retirement gratuities paid	**(142.4)**	(0.9)	**(68.7)**	-
Advance membership fees received	**4.3**	4.6	**-**	-
Taxation refund	**26.3**	15.2	**-**	-
	(650.1)	(445.7)	**(164.2)**	(82.7)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**1,685.9**	1,484.1	**85.9**	143.0

The notes set out on pages 56 to 107 form part of these financial statements.

CASH FLOW STATEMENTS

for the financial year ended 31 December 2004 (cont'd)

Amounts in RM million unless otherwise stated

	Group		Company	
	2004	2003	**2004**	2003
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of PPE	**(624.7)**	(355.2)	**(1.2)**	(2.0)
Purchase of investments	**(470.1)**	(142.6)	**(40.8)**	(104.8)
Acquisition of subsidiaries (see Note 35(a))	**(105.1)**	-	-	-
Investment in associates	**(55.9)**	(229.2)	-	-
Investment in jointly controlled entities	**(38.1)**	-	-	-
Purchase of additional shares from minority shareholders	**(15.1)**	(152.8)	-	(145.1)
Costs incurred on land held for property development	**(6.5)**	(3.8)	-	-
Exploration cost incurred	**(2.8)**	-	-	-
Dividends received	**5.8**	3.4	**96.6**	90.6
Proceeds from disposal of investments	**6.3**	30.7	-	-
Proceeds from disposal of PPE	**8.7**	14.2	**0.2**	-
Dividends received from associates	**20.9**	7.9	-	-
Interest received	**88.0**	63.5	**54.4**	54.1
Acquisition of an associate	-	(11.7)	-	-
Acquisition of a subsidiary/controlling stake in a former associate	-	231.8	-	-
Partial return of capital by minority interests	-	7.8	-	-
Repayments from associates	-	1.0	-	-
Proceeds from disposal of a subsidiary	-	1.1	-	-
Advances to subsidiaries	-	-	**(72.8)**	(25.5)
Net repayments of advances by subsidiaries	-	-	**5.7**	52.8
Repayment of loans by subsidiaries	-	-	**385.0**	11.0
NET CASH (USED IN)/INFLOW FROM INVESTING ACTIVITIES	**(1,188.6)**	(533.9)	**427.1**	(68.9)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of borrowings	**(331.0)**	(841.2)	-	-
Dividends paid	**(114.1)**	(104.0)	**(114.1)**	(104.0)
Dividends paid to minority shareholders	**(108.4)**	(206.2)	-	-
Finance cost paid	**(68.4)**	(66.2)	**(3.3)**	(1.5)
Proceeds from issue of shares to minority shareholders	**0.7**	0.4	-	-
Proceeds from issue of shares	**1.8**	-	**1.8**	-
Proceeds from bank borrowings	**431.0**	496.9	-	-
Net proceeds from issue of Notes	**1,093.7**	1,140.0	-	-
Repayment of borrowing to subsidiary	-	-	**(21.0)**	(10.5)
Borrowing from subsidiary	-	-	**40.7**	104.8
NET CASH INFLOW FROM/(USED IN) FINANCING ACTIVITIES	**905.3**	419.7	**(95.9)**	(11.2)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**1,402.6**	1,369.9	**417.1**	62.9
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	**4,137.0**	2,766.7	**966.6**	903.7
EFFECT OF CURRENCY TRANSLATION	**4.1**	0.4	-	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**5,543.7**	4,137.0	**1,383.7**	966.6
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (see Note 25)	**4,206.1**	3,055.5	**366.8**	290.5
Money market instruments (see Note 24)	**1,337.6**	1,081.5	**1,016.9**	676.1
	5,543.7	4,137.0	**1,383.7**	966.6

The notes set out on pages 56 to 107 form part of these financial statements.

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantations, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associates include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiaries and associates are set out in Note 38 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The historical cost convention modified by the revaluation of certain property, plant and equipment and land held for property development, unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements, were adopted in the preparation of the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965 requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. Although these estimates are based on Directors' best knowledge of current events and actions, actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with all material items in relation to the financial statements.

In addition, the Group complies with new accounting standards that are effective for the financial year. Where the accounting standards require retrospective application on adoption, it is complied with, except in cases where the standard specifically does not require comparatives on first adoption due to non availability of such information or when it is not practicable to do so.

The following are the significant accounting policies adopted by the Group:

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation while investments in jointly controlled entities and associates are accounted for by the equity method of accounting.

a) Subsidiaries

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Basis of Consolidation (Cont'd)

a) Subsidiaries (Cont'd)

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the acquisition method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill. See accounting policy note on treatment of goodwill.

All material intra-group transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds and the Group's share of its net assets together with any balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

Minority interests is measured at the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at the date of acquisition and the minorities' share of movements in the acquiree's net assets since that date. Separate disclosure is made of minority interests.

b) Jointly Controlled Entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties.

Equity accounting involves recognising the Group's share of the post acquisition results of jointly controlled entities in the income statement and its share of post acquisition movements within reserves in reserves. The cumulative post acquisition movements are adjusted against the cost of the investment and includes goodwill on acquisition less impairment losses, where applicable. See accounting policy note on impairment of assets.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the ventures. The Group does not recognise its share of profits or losses from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of jointly controlled entities to ensure consistency of accounting policies with those of the Group.

c) Associates

Associates are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share of the associates' results for the financial year. The Group's interest in associates is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the associates. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, Plant and Equipment

Property, plant and equipment are stated at cost modified by the revaluation of certain property, plant and equipment less accumulated depreciation, amortisation and impairment loss where applicable. In accordance with the transitional provisions allowed by the Malaysian Accounting Standards Board ("MASB") on adoption of MASB No. 15, Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less accumulated depreciation, amortisation and impairment losses.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement.

Freehold land and plantations and property, plant and equipment which are under construction are not depreciated. Depreciation on assets under construction commences when the assets are ready for their intended use.

Leasehold properties with lease periods of 99 years or less are amortised equally over their respective periods of lease. However, leasehold properties with original lease period of 999 years are not amortised, the cumulative effect of which is not material to the financial statements.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows:-

Buildings and improvements	2% - 50%
Plant, equipment and vehicles	5% - 50%

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in profit/(loss) from operations. On disposal of revalued assets, amounts in the revaluation reserve relating to those assets are transferred to unappropriated profit.

New Planting and Replanting Expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under freehold and leasehold land respectively. New planting expenditure capitalised is not amortised. However, where the new planting expenditure capitalised on leasehold land which has unexpired period shorter than the plantation's economic useful life, the planting expenditure is amortised over the remaining period of the lease on a straight line basis.

Replanting expenditure is charged to the income statement in the financial year in which the expenditure is incurred.

Property Development Activities

a) Land Held for Property Development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. Where the Group had previously recorded the land at revalued amounts, it continues to retain these amounts as its surrogate cost as allowed by MASB No. 32, Property Development Activities. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Land held for property development is transferred to property development costs and included under current assets when development activities have commenced and where the development activities can be completed within the normal operating cycle.

b) Property Development Costs

Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or costs that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be estimated reliably, property development revenue and expenses are recognised by using the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property development activity progresses. The stage of completion is determined based on proportion of property development costs incurred for work performed up to the balance sheet date over the estimated total property development cost to completion.

When the outcome of a development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable of recovery; property development costs on the development units sold are recognised when incurred. Foreseeable losses, if any, arising when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, are recognised immediately in the income statement.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value. Upon completion of development, the unsold completed development properties are transferred to inventories.

Where revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under trade and other receivables (within current assets). Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under trade and other payables (within current liabilities).

MASB No. 32 became operative for financial periods commencing 1 January 2004. Consequently, in compliance with the Standard, "Real property assets" has been renamed as "Land held for property development". The comparatives in respect of property development and trade and other receivables have been restated. See note 37 on Changes in Accounting Policies.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiaries, jointly controlled entities, associates and other non-current investments. Investments in subsidiaries, jointly controlled entities and associates are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments (Cont'd)

Investments in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

Exploration Cost

Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Where it is determined that the exploration activities will not yield significant oil and gas discoveries, the related exploration cost will be charged off to the income statement.

Goodwill

Goodwill represents the excess of the purchase price over the Group's share of the fair value of the identifiable net assets of the subsidiaries/jointly controlled entities/associates at the date of acquisition.

Goodwill on acquisition of subsidiaries on or after 1 January 2004 is recognised as an intangible asset and disclosed separately on the consolidated balance sheet at cost less any impairment losses. Goodwill, less any impairment losses, on acquisition of associates occurring on or after 1 January 2004 is included in investments in associates. Prior to 1 January 2004, the Group's policy was to write off goodwill to the income statement in the financial year when the acquisition occurs. The change in accounting policy is applied prospectively with effect from the current financial year as the resulting adjustment that relates to prior financial year is not reasonably determinable and impractical to reinstate. The comparative figures are therefore not restated.

With this change, the carrying value of goodwill will be subject to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of goodwill is impaired.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses. The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are included within short term borrowings in the current liabilities and money market instruments are included within short term investments in current assets in the balance sheet.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Borrowing Costs

Borrowings are initially recognised based on proceeds received. Subsequently, borrowings are stated at amortised cost using the effective yield method; any difference between the amount recorded as borrowings and the associated redemption value is recognised in the income statement over the period of the borrowings.

Costs incurred on borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are charged to the income statement.

Impairment of Assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit. An impairment charge is made if the carrying amount exceeds the recoverable amount.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Contingent Liabilities and Contingent Assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Income Taxes

a) Current Taxation
   Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes (Cont'd)

b) Deferred Taxation
Deferred tax liabilities and/or assets are recognised for all temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates which are applicable at the balance sheet date.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries, joint venture companies and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Government Grants

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of assets are included in non-current liabilities as deferred income and are credited to the income statement on the straight line basis over the expected lives of the related assets.

Employee Benefits

a) Short-Term Employee Benefits
Short-term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post-Employment Benefits
Post-employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

c) Long-Term Employee Benefits
Long-term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors for Executives and Executive Directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Employee Benefits (Cont'd)

d) Equity Compensation Benefits

Equity compensation benefits include share options issued to eligible Executives and Executive Directors of the Company and certain subsidiaries.

The Group does not make a charge to the income statement in respect of share options granted to employees. As and when the share options are exercised, the proceeds received, net of any transactions costs, are credited to share capital and share premium. Details of the employee share options scheme are set out in the relevant notes to the financial statements.

Revenue Recognition

Sales are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

The sales relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Casino revenue represents net house takings. The casino licence is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of unappropriated profit and accrued as a liability in the financial year in which the obligation to pay is established.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company. Income statements of these entities are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiaries and associates are taken to reserves.

Fair value adjustments and goodwill arising on the acquisition of a foreign entity are treated as assets or liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign Currencies (Cont'd)

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	Financial year end rate	
	2004	2003
US Dollar	**3.8000**	3.8000
Sterling Pound	**7.3308**	6.7714
Australian Dollar	**2.9623**	2.8544
Singapore Dollar	**2.3280**	2.2350
Hong Kong Dollar	**0.4888**	0.4895

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet
The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument. The financial assets of the Group are primarily denominated in Ringgit Malaysia whereas the financial liabilities of the Group are primarily denominated in US Dollar and Ringgit Malaysia. Financial assets and liabilities that are denominated in other currencies, where material, have been disclosed in the Notes to the financial statements.

b) Financial instruments not recognised on the balance sheet
The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

c) Fair value estimation for disclosure purpose
The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, land held for property development, property development costs, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board of Directors and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk
The Group is exposed to foreign currency exchange risk when subsidiaries enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk
Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk
The Group, in the normal course of business, is exposed to market risks in respect of its equity investments and volatility in market prices of palm products. The Group manages its risk through established guidelines and policies.

Credit risk
Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 7 days to 120 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history is reviewed to minimise potential losses.

The Group avoids, where possible, any significant exposure to a single customer. However, in the ordinary course of business, a subsidiary in the Group's Power Division has trade receivables that are solely from its offtaker, the national electricity utility company. As such, the counter party risk is considered to be minimal.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risk and limits are set to minimise any potential losses.

Liquidity risk
The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity:

2004	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Power	Others	Eliminations	Total
Revenue									
External	2,815.3	467.2	63.3	479.3	58.8	734.9	28.2	-	4,647.0
Inter segment	4.7	-	15.4	1.9	-	9.6	77.0	(108.6)	-
	2,820.0	467.2	78.7	481.2	58.8	744.5	105.2	(108.6)	4,647.0
Results									
Segment profit/(loss)	1,170.1	210.2	(0.3)	55.3	24.8	288.4	21.0	(2.1)	1,767.4
Interest income									88.4
Finance cost									(112.8)
Share of results in jointly controlled entities	(0.9)	-	-	-	-	-	-	-	(0.9)
Share of results in associates	11.6	4.4	0.3	-	-	19.4	-	-	35.7
Profit from ordinary activities before taxation									1,777.8
Taxation									(343.7)
Profit from ordinary activities after taxation									1,434.1
Minority shareholders' interests									(506.1)
Net profit for the financial year									928.0
Other Information:									
Assets									
Segment assets	3,818.6	1,012.0	1,072.3	1,286.9	37.7	1,483.1	845.2	(611.3)	8,944.5
Interest bearing instruments									5,335.7
Jointly controlled entities	39.7	-	-	-	-	-	-	-	39.7
Associates	2,078.4	9.5	2.4	-	-	139.8	-	-	2,230.1
Unallocated corporate assets									46.5
Total assets									16,596.5
Liabilities									
Segment liabilities	635.7	45.4	125.4	203.2	32.5	252.9	276.2	(609.0)	962.3
Interest bearing instruments									3,715.9
Unallocated corporate liabilities									617.7
Total liabilities									5,295.9

5. **SEGMENT ANALYSIS (Cont'd)**

a) **Primary segment - by activity: (Cont'd)**

2004	**Leisure & Hospitality**	**Plantations**	**Properties**	**Paper**	**Oil & Gas**	**Power**	**Others**	**Eliminations**	**Total**
Other Disclosures									
Capital expenditure incurred	**359.6**	**141.4**	**6.7**	**46.5**	**22.2**	**65.6**	**11.0**	**(7.5)**	**645.5**
Depreciation charged	**206.6**	**15.2**	**6.0**	**62.6**	**0.8**	**77.9**	**10.2**	**(5.2)**	**374.1**
Impairment loss/ (write-back) of impairment loss	**13.9**	**-**	**-**	**(0.1)**	**-**	**-**	**-**	**-**	**13.8**
Property, plant and equipment written off	**19.4**	**0.6**	**-**	**0.6**	**-**	**1.1**	**0.1**	**-**	**21.8**
Development expenditure written off	**-**	**-**	**15.1**	**-**	**-**	**-**	**-**	**-**	**15.1**
Other significant non-cash charges	**9.5**	**1.3**	**0.3**	**1.3**	**-**	**-**	**1.9**	**-**	**14.3**

2003	**Leisure & Hospitality**	**Plantations**	**Properties**	**Paper**	**Oil & Gas**	**Power**	**Others**	**Eliminations**	**Total**
Revenue									
External	2,655.6	380.0	128.9	435.4	54.5	530.0	52.7	-	4,237.1
Inter segment	3.8	-	20.2	1.8	-	4.8	62.2	(92.8)	-
	2,659.4	380.0	149.1	437.2	54.5	534.8	114.9	(92.8)	4,237.1
Results									
Segment profit	1,131.0	167.5	85.6	43.2	28.8	203.5	41.7	(0.6)	1,700.7
Write-off of net goodwill arising on acquisition of subsidiaries/additional equity interest in existing group companies									(94.6)
Interest income									70.3
Finance cost									(68.2)
Share of results in associates	(88.6)	3.5	0.6	-	-	38.6	-	-	(45.9)
Profit from ordinary activities before taxation									1,562.3
Taxation									(480.7)
Profit from ordinary activities after taxation									1,081.6
Minority shareholders' interests									(367.8)
Net profit for the financial year									713.8

5. **SEGMENT ANALYSIS (Cont'd)**

a) **Primary segment - by activity: (Cont'd)**

2003	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Power	Others	Eliminations	Total
Other Information:									
Assets									
Segment assets	3,609.7	769.6	1,068.4	1,451.5	28.6	1,339.0	392.0	(557.9)	8,100.9
Interest bearing instruments									3,941.9
Associates	2,051.5	9.3	2.4	-	-	95.9	-	-	2,159.1
Unallocated corporate assets									5.5
Total assets									14,207.4
Liabilities									
Segment liabilities	646.7	37.7	129.8	342.2	9.8	86.0	207.4	(556.5)	903.1
Interest bearing instruments									2,473.9
Unallocated corporate liabilities									749.7
Total liabilities									4,126.7
Other Disclosures									
Capital expenditure incurred	269.8	50.6	3.3	75.9	2.7	0.2	4.9	(4.8)	402.6
Depreciation charged	201.9	12.1	6.0	61.0	1.2	57.9	8.5	(3.5)	345.1
Impairment loss	-	-	-	1.6	-	-	0.2	-	1.8
Other significant non-cash charges/(credits)	(0.9)	1.3	-	(0.6)	-	(0.4)	4.6	-	4.0

b) **Secondary segment - by geographical location**

	Revenue		Assets		Capital expenditure	
	2004	2003	**2004**	2003	**2004**	2003
Malaysia	**4,526.3**	4,109.0	**12,843.0**	10,953.2	**623.1**	399.3
Asia Pacific (excluding Malaysia)	**116.2**	96.5	**816.7**	894.7	**22.4**	3.0
Europe	**4.4**	21.7	**631.8**	162.3	**-**	0.2
Other countries	**0.1**	9.9	**35.2**	38.1	**-**	0.1
	4,647.0	4,237.1	**14,326.7**	12,048.3	**645.5**	402.6
Jointly controlled entities	**-**	-	**39.7**	-	**-**	-
Associates	**-**	-	**2,230.1**	2,159.1	**-**	-
	4,647.0	4,237.1	**16,596.5**	14,207.4	**645.5**	402.6

The Group is organised into six main business segments:

Leisure & Hospitality - this division includes the hotel, gaming and entertainment businesses, tours & travel related services and other support services.

Plantations - this division is involved mainly in oil palm plantations, palm oil milling and related activities.

5. SEGMENT ANALYSIS (Cont'd)

b) Secondary segment - by geographical location (Cont'd)

Property	-	this division is involved in property development activities.
Paper	-	this division is involved in the manufacturing and trading of paper and paper related products and downstream activities involving packaging.
Oil & Gas	-	this division is involved in oil & gas exploration and sale of crude oil.
Power	-	this division is involved in the generation and supply of electric power.

All other immaterial business segments including investments in equities and information technology support services are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately. All intersegment sales are conducted on an arms length basis.

Geographically, the Group operates in Asia Pacific. The main business segments of the Group are concentrated in Malaysia. The assets in the Asia Pacific region (excluding Malaysia) mainly comprise interest bearing investments.

6. REVENUE

	Group		Company	
	2004	2003	**2004**	2003
Rendering of services:				
Leisure & hospitality	**2,815.3**	2,655.6	**-**	-
Rental and property management income	**16.9**	17.3	**-**	-
Fees from management and licensing services	**-**	-	**315.9**	299.1
Other services	**19.4**	17.4	**5.7**	4.8
Sale of goods:				
Paper and paper related products	**479.3**	435.4	**-**	-
Plantation produce	**467.2**	380.0	**-**	-
Properties and progressive sales on property development projects	**46.4**	111.6	**-**	-
Crude oil	**58.8**	54.5	**-**	-
Electricity	**734.9**	530.0	**-**	-
Sale of investments	**1.7**	30.7	**-**	-
Investment income	**7.1**	4.6	**145.5**	134.9
	4,647.0	4,237.1	**467.1**	438.8

7. COST OF SALES

	Group		Company	
	2004	2003	**2004**	2003
Cost of inventories recognised as an expense	**1,151.8**	945.4	**-**	-
Cost of investments disposed and related costs	**3.0**	23.7	**-**	-
Cost of services and other operating costs	**1,404.8**	1,259.9	**46.5**	38.4
	2,559.6	2,229.0	**46.5**	38.4

8. OTHER EXPENSES

Included in other expenses of the Group and Company are project expenses written off amounting to RM27.6 million (2003: RM39.0 million). In addition, the Company's other expenses for the current financial year included a provision for contingent losses amounting to RM28.2 million (2003: RM Nil) arising from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments. Included in other expenses of the Group for the previous financial year is a write-off of net goodwill arising on acquisition of subsidiaries/additional equity interest in existing group companies amounting to RM94.6 million.

9. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation has been determined after inclusion of the following charges and credits :

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**374,129**	345,145	**1,339**	2,227
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 11)	**69,479**	57,597	**34,551**	29,461
Impairment of property, plant and equipment included in:				
- Cost of sales	**68**	1,582	**-**	-
- Other expenses	**13,876**	185	**-**	-
Property, plant and equipment written off	**21,765**	8,313	**-**	-
Development costs written off	**15,080**	-	**-**	-
Net allowance for diminution in value of investments	**1,596**	-	**-**	-
Investments written down	**-**	60	**-**	-
Replanting expenditure	**5,439**	7,456	**-**	-
Hire of equipment	**9,915**	8,287	**-**	-
Rental of land and buildings	**3,693**	3,463	**-**	-
Finance cost	**112,826**	68,201	**-**	-
Net exchange losses - realised	**448**	-	**22**	-
Net allowance for doubtful debts	**992**	7,369	**-**	-
Write-off of net goodwill arising on acquisition of subsidiaries/additional equity interest in existing group companies	**-**	94,572	**-**	-
Auditors' remuneration	**1,407**	1,166	**31**	30
Expenditure paid to subsidiaries:				
- Finance cost	**-**	-	**3,964**	1,870
- Rental of land and buildings	**-**	-	**1,814**	1,739
- Rental of equipment	**-**	-	**984**	774
- Service fees	**-**	-	**1,079**	927
Credits:				
Interest income	**88,398**	70,339	**25,753**	24,330
Net gain on disposal of property, plant and equipment and land held for property development	**6,603**	76,831	**155**	-
Net gain on disposal of investments	**4,427**	5,434	**-**	-
Write-back of impairment of property, plant and equipment included in:				
- Cost of sales	**145**	-	**-**	-
Rental income from land and buildings	**44,568**	42,981	**-**	-
Net write-back of diminution in value of investments	**-**	1,332	**-**	-
Net exchange gains - realised	**-**	310	**-**	1
Net exchange gains - unrealised	**3,122**	52	**4**	105
Dividends (gross) from:				
- Quoted local companies	**3,572**	3,535	**-**	-
- Quoted foreign corporations	**3,496**	925	**-**	-
Income from subsidiaries:				
- Management and licensing fees	**-**	-	**315,759**	298,400
- Gross dividends	**-**	-	**145,456**	134,921
- Interest income	**-**	-	**29,271**	30,385
- Shared services fees	**-**	-	**5,717**	4,819
- Royalty	**-**	-	**137**	675

9. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION (Cont'd)

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Other information:				
Non statutory audit fees				
- payable to auditors	**1,163**	876	**1,009**	774
- payable to firms affiliated to auditors	**555**	299	**366**	94

10. STAFF COSTS

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Wages, salaries and bonuses	**414,538**	380,087	**37,689**	32,236
Defined contribution plan	**48,302**	40,913	**4,976**	2,206
Other short-term employee benefits	**42,708**	37,178	**1,475**	1,554
Provision/(write-back) of retirement gratuities	**11,178**	(23,616)	**2,376**	2,445
	516,726	434,562	**46,516**	38,441
Number of employees at year end (thousands)	**18.0**	15.5	**0.1**	0.1

Staff costs, as shown above, include the remuneration of Executive Directors.

11. DIRECTORS' REMUNERATION

	Group		Company	
	2004	2003	**2004**	2003
	RM'000	RM'000	**RM'000**	RM'000
Non-Executive Directors:				
Fees	**256**	230	**198**	180
Professional fees	**-**	92	**-**	92
	256	322	**198**	272
Executive Directors:				
Fees	**785**	835	**396**	418
Salaries & bonuses	**56,056**	53,156	**28,210**	24,133
Defined contribution plan	**7,683**	3,155	**3,831**	1,323
Other short-term employee benefits	**659**	420	**150**	-
Provision/(write-back) of retirement gratuities	**4,040**	(291)	**1,766**	3,315
	69,223	57,275	**34,353**	29,189
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 9)	**69,479**	57,597	**34,551**	29,461
Estimated money value of benefits-in-kind (not charged to the income statements) in respect of Executive Directors	**273**	621	**81**	146
	69,752	58,218	**34,632**	29,607

11. DIRECTORS' REMUNERATION (Cont'd)

Remuneration of Directors of the Company, in respect of services rendered to the Company and its subsidiaries is in the following bands:

	2004	2003
	Number	
Amounts in RM'000		
Non-executive Directors:		
50 - 100	**2**	2
100 - 150	**1**	1
Executive Directors:		
1,050 - 1,100	**-**	1
1,150 - 1,200	**1**	-
1,350 - 1,400	**1**	2
1,400 - 1,450	**1**	-
1,450 - 1,500	**-**	1
1,600 - 1,650	**1**	-
12,500 - 12,550	**-**	1
40,150 - 40,200	**-**	1
63,900 - 63,950	**1**	-

Executive directors of the Company have been granted options under the Employees Share Option Scheme ("ESOS") on the same terms and conditions as those offered to other employees. Details of the ESOS are set out in Note 28. The unissued shares under the ESOS in respect of Directors are as follows:

		Number of shares			
Grant Date	**Subscription price per share RM**	**At 1 January '000**	**Granted '000**	**Relinquished/ lapsed '000**	**At 31 December '000**
Financial year ended 31.12.2004:					
2 September 2002	**14.34**	**2,750***	**-**	**-**	**2,750**
Financial year ended 31.12.2003:					
2 September 2002	14.34	4,000	250	-	4,250

	2004 ('000)	2003 ('000)
Number of share options vested at balance sheet date	**346**	-

* The total number of options as at 1 January 2004 has been reduced by 1,500,000 shares that were granted to a director who retired on 31 December 2003.

12. TAXATION

	Group		Company	
	2004	2003	**2004**	2003
Current taxation charge:				
Malaysian income tax charge	**489.9**	450.0	**129.3**	104.7
Foreign income tax charge	**11.1**	4.7	**-**	-
	501.0	454.7	**129.3**	104.7
Deferred tax charge/(reversal)	**10.9**	37.6	**(0.6)**	16.7
Share of tax in associates	**4.3**	13.9	**-**	-
	516.2	506.2	**128.7**	121.4
Prior years' taxation:				
Income tax (over)/under provided	**(192.4)**	(18.4)	**0.2**	-
Deferred tax under/(over) provided	**19.9**	(7.1)	**-**	-
	343.7	480.7	**128.9**	121.4

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	%	%	**%**	%
Malaysian tax rate	**28.0**	28.0	**28.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**4.1**	4.6	**4.3**	3.1
- (over)/under provision in prior years	**(9.7)**	(1.6)	**0.1**	-
- different tax regime	**(0.7)**	0.8	**-**	-
- tax incentive	**(1.3)**	(0.4)	**-**	-
- income not subject to tax	**(0.3)**	(1.4)	**(0.7)**	(0.6)
- others	**(0.8)**	0.8	**-**	(0.5)
Average effective tax rate	**19.3**	30.8	**31.7**	30.0

Subject to agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiaries available for which the related tax effects have not been recognised in the net income amounted to approximately RM81.0 million as at the financial year end (2003: RM74.9 million). The amount of tax saving for which credit is recognised during the financial year is RM Nil (2003: RM0.7 million).

Subject to agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,605.3 million (2003: RM1,470.9 million) which is available for set off against future taxable profits of the respective companies of the Group.

13. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share:

Basic earnings per share of the Group is calculated by dividing the net profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2004	2003
Net profit for the financial year (RM'000)	**928,043**	713,811
Weighted average number of ordinary shares in issue	**704,354,811**	704,338,954
Basic earnings per share (sen)	**131.76**	101.34

13. EARNINGS PER SHARE (Cont'd)

b) Diluted earnings per share:

For the diluted earnings per share calculation, the Group's net profit for the financial year is reduced by the lower consolidated earnings from subsidiaries arising from the potential dilution of the Group's shareholdings in those subsidiaries that have issued potential ordinary shares that are dilutive to minority shareholders. The weighted average number of ordinary shares in issue of the Company is also adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

	Group	
	2004	2003
	RM'000	RM'000
Earnings adjusted as follows:		
Net profit for the financial year	**928,043**	713,811
Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of Asiatic Development Berhad, a 54.8% owned subsidiary of the Company	**(1,944)**	(474)
Dilution of earnings on potential exercise of ESOS awarded to executives of Resorts World Bhd, a 56.8% owned subsidiary of the Company	**(87)**	(476)
Adjusted earnings for the financial year	**926,012**	712,861
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue	**704,354,811**	704,338,954
Adjustment for share options granted to executives of the Company	**819,680**	223,051
Adjusted weighted average number of ordinary shares in issue	**705,174,491**	704,562,005
Diluted earnings per share (sen)	**131.32**	101.18

14. DIVIDENDS

	Company			
	2004		2003	
	Gross dividend per share Sen	**Amount of dividend, net of tax RM million**	Gross dividend per share Sen	Amount of dividend, net of tax RM million
Interim dividend paid	**8.0**	**40.6**	7.0	35.5
Proposed final dividend	**16.0**	**81.2**	14.5	73.5
	24.0	**121.8**	21.5	109.0

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2004 of 16.0 sen less 28% tax (2003: 14.5 sen less 28% tax) per ordinary share of 50 sen each amounting to RM81.2 million (2003: RM73.5 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

15. PROPERTY, PLANT AND EQUIPMENT

2004 Group	Freehold land and plantations	Long leasehold land and plantations	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
Beginning of the financial year	454.8	574.7	3,096.2	313.1	3,930.3	144.2	8,513.3
Additions	-	94.2	16.2	2.2	178.1	354.8	645.5
Disposals	(0.1)	(3.5)	-	-	(14.4)	-	(18.0)
Written off	-	-	(18.0)	(0.2)	(98.7)	(1.3)	(118.2)
Assets of companies acquired	-	104.1	0.1	-	0.1	-	104.3
Reclassifications/transfers	-	-	83.4	(1.1)	247.3	(329.1)	0.5
Currency fluctuations	-	-	-	-	1.9	-	1.9
Others	-	1.2	(0.5)	(0.1)	(0.9)	(8.0)	(8.3)
End of the financial year	454.7	770.7	3,177.4	313.9	4,243.7	160.6	9,121.0
Accumulated depreciation:							
Beginning of the financial year	-	(23.3)	(512.1)	(35.8)	(1,714.6)	-	(2,285.8)
Charge for the financial year	-	(3.0)	(71.4)	(7.4)	(292.3)	-	(374.1)
Disposals	-	0.1	-	-	13.6	-	13.7
Written off	-	-	3.7	0.1	92.6	-	96.4
Reclassifications/transfers	-	-	4.4	0.1	(4.5)	-	-
Currency fluctuations	-	-	-	-	(1.2)	-	(1.2)
Others	-	(0.9)	0.4	0.1	0.1	-	(0.3)
End of the financial year	-	(27.1)	(575.0)	(42.9)	(1,906.3)	-	(2,551.3)
Accumulated impairment losses:							
Beginning of the financial year	-	(0.2)	-	-	(5.3)	-	(5.5)
Charge for the financial year	-	-	-	(13.7)	(0.2)	-	(13.9)
Reversal for the financial year	-	-	-	-	0.1	-	0.1
End of the financial year	-	(0.2)	-	(13.7)	(5.4)	-	(19.3)
Net book value at end of the financial year	454.7	743.4	2,602.4	257.3	2,332.0	160.6	6,550.4
Comprising							
Cost	124.3	728.0	2,981.9	313.9	4,232.3	160.6	8,541.0
At valuation:							
- 1981	116.8	-	-	-	-	-	116.8
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.2	-	-	-	-	-	15.2
	454.7	770.7	3,177.4	313.9	4,243.7	160.6	9,121.0

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

2003 **Group**	**Freehold land and plantations**	**Long leasehold land and plantations**	**Freehold buildings and improvements**	**Leasehold buildings and improvements**	**Plant, equipment and vehicles**	**Construction in progress**	**Total**
At cost/valuation:							
Beginning of the financial year	441.2	593.2	3,011.4	198.6	2,501.0	103.2	6,848.6
Additions	14.6	40.3	2.6	3.1	113.7	228.3	402.6
Disposals	(1.0)	-	(2.5)	(0.1)	(15.4)	(0.8)	(19.8)
Written off	-	(0.5)	(15.7)	(0.1)	(4.8)	-	(21.1)
Assets of companies acquired	-	3.5	41.1	-	1,255.2	1.2	1,301.0
Reclassifications/transfers	-	(62.8)	59.3	111.6	78.9	(187.0)	-
Currency fluctuations	-	-	-	-	1.7	-	1.7
Others	-	1.0	-	-	-	(0.7)	0.3
End of the financial year	454.8	574.7	3,096.2	313.1	3,930.3	144.2	8,513.3
Accumulated depreciation:							
Beginning of the financial year	-	(23.7)	(452.9)	(25.4)	(1,459.9)	-	(1,961.9)
Charge for the financial year	-	(2.4)	(69.5)	(6.8)	(266.4)	-	(345.1)
Disposals	-	-	0.5	-	9.2	-	9.7
Written off	-	-	8.8	-	4.0	-	12.8
Reclassifications/transfers	-	3.6	1.0	(3.6)	(1.0)	-	-
Currency fluctuations	-	-	-	-	(0.8)	-	(0.8)
Others	-	(0.8)	-	-	0.3	-	(0.5)
End of the financial year	-	(23.3)	(512.1)	(35.8)	(1,714.6)	-	(2,285.8)
Accumulated impairment losses:							
Beginning of the financial year	-	-	-	-	(5.3)	-	(5.3)
Charge for the financial year	-	(0.2)	-	-	(1.6)	-	(1.8)
Reversal due to disposal of assets	-	-	-	-	1.6	-	1.6
End of the financial year	-	(0.2)	-	-	(5.3)	-	(5.5)
Net book value at end of the financial year	454.8	551.2	2,584.1	277.3	2,210.4	144.2	6,222.0
Comprising							
Cost	124.3	532.0	2,900.7	313.1	3,918.9	144.2	7,933.2
At valuation:							
- 1981	116.9	-	-	-	-	-	116.9
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.2	-	-	-	-	-	15.2
	454.8	574.7	3,096.2	313.1	3,930.3	144.2	8,513.3

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Fixed assets have been revalued by the Directors based upon valuations carried out by independent firms of professional valuers using the fair market value basis except for assets revalued in 1991, which were based on the values determined by a regulatory authority in connection with a restructuring exercise. The net book value of the revalued assets of the Group would have amounted to RM315.7 million (2003: RM317.6 million) had such assets been stated in the financial statements at cost.

Interest on borrowings directly related to construction in progress that has been capitalised within additions to plant and machinery amounted to RM Nil (2003: RM0.7 million) during the financial year. The interest charged on the borrowings was Nil (2003: 4.48%) per annum.

2004 Company	**Freehold buildings and improvements**	**Plant, equipment and vehicles**	**Construction in progress**	**Total**
Cost:				
Beginning of the financial year	**8.8**	**17.3**	**0.1**	**26.2**
Additions	**-**	**1.2**	**-**	**1.2**
Disposals	**-**	**(0.1)**	**-**	**(0.1)**
Reclassifications/transfers	**-**	**(0.3)**	**(0.1)**	**(0.4)**
End of the financial year	**8.8**	**18.1**	**-**	**26.9**
Accumulated depreciation:				
Beginning of the financial year	**(5.2)**	**(14.7)**	**-**	**(19.9)**
Charge for the financial year	**(0.3)**	**(1.0)**	**-**	**(1.3)**
Disposals	**-**	**0.1**	**-**	**0.1**
Reclassifications/transfers	**-**	**0.3**	**-**	**0.3**
End of the financial year	**(5.5)**	**(15.3)**	**-**	**(20.8)**
Net book value at end of the financial year	**3.3**	**2.8**	**-**	**6.1**
2003 **Company**				
Cost:				
Beginning of the financial year	8.8	15.4	-	24.2
Additions	-	1.9	0.1	2.0
End of the financial year	8.8	17.3	0.1	26.2
Accumulated depreciation:				
Beginning of the financial year	(4.9)	(12.8)	-	(17.7)
Charge for the financial year	(0.3)	(1.9)	-	(2.2)
End of the financial year	(5.2)	(14.7)	-	(19.9)
Net book value at end of the financial year	3.6	2.6	0.1	6.3

16. PROPERTY DEVELOPMENT ACTIVITIES

	Group			
		2004		2003
(a) Land held for property development:				
Freehold land		**360.6**		364.8
Development costs		**134.5**		148.9
		495.1		513.7
At the beginning of the financial year				
- freehold land	**364.8**		370.1	
- development costs	**148.9**	**513.7**	155.0	525.1
Costs incurred during the financial year				
- freehold land	**-**		4.2	
- development costs	**3.7**	**3.7**	3.8	8.0
Costs transferred to property development costs (see Note 16(b))				
- freehold land	**(1.3)**		(9.5)	
- development costs	**(5.9)**	**(7.2)**	(9.9)	(19.4)
Development expenditure written off				
- freehold land	**(2.9)**		-	
- development costs	**(12.2)**	**(15.1)**	-	-
At the end of the financial year		**495.1**		513.7
(b) Property development costs:				
Freehold land		**29.2**		28.7
Development costs		**124.5**		96.2
Accumulated costs charged to income statement		**(48.3)**		(30.2)
		105.4		94.7
At the beginning of the financial year				
- freehold land	**28.7**		22.8	
- development costs	**96.2**		86.4	
- accumulated costs charged to income statement	**(30.2)**	**94.7**	(22.0)	87.2
Costs incurred during the financial year				
- transfer from land held for property development (see Note 16(a))	**7.2**		19.4	
- freehold land	**-**		3.7	
- development costs	**37.0**	**44.2**	13.9	37.0
Costs charged to income statement		**(32.7)**		(29.5)
Costs transferred to inventories				
- freehold land	**(0.8)**		(7.3)	
- development costs	**(14.6)**		(14.0)	
- accumulated costs charged to income statement	**14.6**	**(0.8)**	21.3	-
At the end of the financial year		**105.4**		94.7

17. SUBSIDIARIES

	Company 2004	2003
Investment in subsidiaries:		
Quoted shares in Malaysia - at cost	**714.8**	714.8
Unquoted shares - at cost	**1,563.3**	1,522.5
	2,278.1	2,237.3
Market value of quoted shares	**6,940.7**	6,974.2
Amount due from subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**70.7**	448.2
Interest free	**249.3**	187.4
	320.0	635.6
Amount due to subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**21.2**	21.3
Interest free	**75.9**	81.2
	97.1	102.5
Non-current:		
Interest bearing (see Note 27)	**93.8**	73.4
	190.9	175.9

The subsidiaries are listed in Note 38.

The interest free portion of the amount due from/to subsidiaries has no fixed repayment terms.

The interest bearing portion of the amount due from subsidiaries bears interest at rates ranging from 2.0% to 7.0% (2003: 2.0% to 7.4%) per annum. This includes a loan extended by the Company to Resorts World Bhd ("RWB"), a 56.8% owned subsidiary of the Company, to part-finance its investment in Star Cruises Limited, a 36.1% owned associate of RWB. The loan was fully repaid by RWB during the current financial year.

Included in the interest bearing amount due to subsidiaries are US Dollar loans obtained by the Company from the following subsidiaries:

(a) USD19.4 million (RM73.6 million) (2003: USD24.9 million (RM94.7 million)) loan from Genting Sanyen Power (Labuan) Limited, a 97.7% owned subsidiary of the Company. The loan bears interest at 3.64% per annum and is repayable in full over ten half yearly instalments maturing in the year 2008; and

(b) USD10.9 million (RM41.4 million) (2003: RM Nil) loan from Prime Venture (Labuan) Limited ("PVLL"), a 100% owned subsidiary of the Company. The loan bears an effective interest rate of 3.55% per annum. Repayment terms for this loan is similar to the terms on the redeemable exchange notes facility obtained by PVLL. See Note 27 (d) for details.

The above loans are to finance the Group's investments in overseas projects.

18. JOINTLY CONTROLLED ENTITIES

	Group 2004	Group 2003
Unquoted - at cost:		
Shares in foreign corporations	**40.6**	-
Group's share of post acquisition reserves	**(0.9)**	-
	39.7	-
Amount due to jointly controlled entities	**(0.3)**	-
Less: Balance included in current liabilities	**0.3**	-
	-	-
	39.7	-

The Group's aggregate share of the income, expenses, assets and liabilities of the jointly controlled entities is as follows:

	2004	2003
Income	**0.1**	-
Expenses	**(1.0)**	-
Net loss	**(0.9)**	-
Non-current assets	**20.2**	-
Current assets	**20.0**	-
Current liabilities	**(0.5)**	-
Net assets	**39.7**	-

There are no capital commitments or contingent liabilities relating to the Group's interest in jointly controlled entities at the financial year-end.

Details of jointly controlled entities are as follows:

Names of Jointly Controlled Entities	Effective Percentage Of Ownership 2004	Effective Percentage Of Ownership 2003	Country of Incorporation	Principal Activities
Stanley Genting Casinos Limited	**32.2**	-	United Kingdom	Investment holding
WorldCard International Limited *	**32.2**	63.0	Isle of Man	Investment holding
WCI Management Limited *	**32.2**	63.0	Isle of Man	Investment holding
WorldCard (Hong Kong) Limited *	**32.2**	63.0	Hong Kong	Provision of loyalty programme services
WorldCard (Singapore) Pte Ltd *	**32.2**	63.0	Singapore	Provision of loyalty programme services
Genting Star Limited	**32.2**	-	British Virgin Islands	Pre-operating
Stanley Casinos (Leeds) Limited	**32.2**	-	United Kingdom	Pre-operating
WCI Intellectual Limited *	**32.2**	63.0	Isle of Man	Pre-operating

* These entities were wholly-owned subsidiaries of Genting International PLC, an indirect 64.3% (2003: 63.0%) owned subsidiary of the Company as at the end of previous financial year and became jointly controlled entities during the current financial year.

19. ASSOCIATES

	Group 2004	2003
Quoted - at cost:		
Shares in foreign corporations, less goodwill written off	**2,022.7**	2,005.8
Group's share of post acquisition reserves	**55.7**	45.7
	2,078.4	2,051.5
Unquoted - at cost:		
Shares in foreign corporations	**135.5**	92.1
Shares in Malaysian companies	**2.1**	2.1
Group's share of post acquisition reserves	**14.1**	13.4
	151.7	107.6
Amount due from associates	**5.6**	5.6
Less: Balance included in long term receivables (see Note 23)	**(4.9)**	(4.9)
Balance included in current assets	**(0.7)**	(0.7)
	-	-
	2,230.1	2,159.1
Represented by:		
Share of net assets, other than goodwill of associates	**2,230.1**	2,159.1
Market value of quoted shares	**1,740.9**	2,117.8

The associates are listed in Note 38.

The amount due from associates represents outstanding amounts arising from inter-company sales and purchases, advances and payments made on behalf of associates. The amounts due are unsecured and interest free and those amounts included under long term receivables are not repayable within the next twelve months.

20. OTHER LONG TERM INVESTMENTS

	Group 2004	2003
Quoted shares in foreign corporations, at cost	**337.1**	8.6
Less: Amounts written down to-date	**-**	(8.0)
	337.1	0.6
Unquoted shares in Malaysian companies, at cost	**4.2**	4.1
Less: Amounts written down to-date	**(0.9)**	(0.9)
	3.3	3.2
Other unquoted investments outside Malaysia, at cost	**46.5**	41.9
Less: Amounts written down to-date	**(29.3)**	(33.7)
	17.2	8.2
	357.6	12.0

The market value of the Group's investments in foreign quoted shares amounted to RM365.4 million (2003: RM1.2 million). For the balance of unquoted shares which are carried in the financial statements, it was not practicable within the constraints of cost to estimate reliably the fair values as there are no comparable securities that are traded.

21. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax relates to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2004	2003	**2004**	2003
Deferred tax assets (see (i) below)	**4.6**	3.8	**1.9**	1.3
Deferred tax liabilities				
- subject to income tax (see (ii) below)	**(513.4)**	(481.7)	**-**	-
- subject to real property gains tax (see (iii) below)	**(10.0)**	(10.0)	**-**	-
	(523.4)	(491.7)	**-**	-
Net deferred tax (liability)/asset	**(518.8)**	(487.9)	**1.9**	1.3
At 1 January:	**(487.9)**	(121.0)	**1.3**	18.0
(Charged) /credited to income statement (see Note 12)				
- property, plant and equipment	**(31.0)**	8.5	**-**	-
- provisions	**(0.4)**	(34.5)	**0.6**	(16.7)
- others	**0.6**	(4.5)	**-**	-
	(30.8)	(30.5)	**0.6**	(16.7)
Acquisition of subsidiary	**-**	(335.5)	**-**	-
Other movements	**(0.1)**	(0.9)	**-**	-
At 31 December	**(518.8)**	(487.9)	**1.9**	1.3
Subject to income tax:				
i) Deferred tax assets (before offsetting)				
- property, plant and equipment	**1.4**	1.4	**-**	-
- provisions	**12.5**	8.0	**2.3**	1.7
- tax losses	**4.1**	4.2	**-**	-
- others	**3.0**	1.9	**-**	-
	21.0	15.5	**2.3**	1.7
- offsetting	**(16.4)**	(11.7)	**(0.4)**	(0.4)
Deferred tax assets (after offsetting)	**4.6**	3.8	**1.9**	1.3
ii) Deferred tax liabilities (before offsetting)				
- property, plant and equipment	**(476.5)**	(450.6)	**(0.4)**	(0.4)
- land held for property development	**(39.6)**	(39.7)	**-**	-
- equity (including revaluation reserve)	**(4.5)**	-	**-**	-
- others	**(9.2)**	(3.1)	**-**	-
	(529.8)	(493.4)	**(0.4)**	(0.4)
- offsetting	**16.4**	11.7	**0.4**	0.4
Deferred tax liabilities (after offsetting)	**(513.4)**	(481.7)	**-**	-

21. DEFERRED TAXATION (Cont'd)

	Group		Company	
	2004	2003	**2004**	2003
Subject to real property gains tax:				
iii) Deferred tax liabilities				
- property, plant and equipment	**(8.5)**	(8.5)	**-**	-
- land held for property development	**(1.5)**	(1.5)	**-**	-
	(10.0)	(10.0)	**-**	-

The tax effect on the amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group		Company	
	2004	2003	**2004**	2003
Unutilised tax losses	**22.7**	21.0	**-**	-
Property, plant and equipment	**28.3**	25.0	**-**	-
	51.0	46.0	**-**	-

22. INVENTORIES

	Group	
	2004	2003
At cost:		
Raw materials	**52.5**	32.2
Stores and spares	**105.1**	100.8
Food, beverages and other hotel supplies	**8.5**	7.2
Produce stocks and finished goods	**17.1**	14.8
Completed properties	**126.5**	128.2
	309.7	283.2
At net realisable value:		
Completed properties	**0.2**	0.7
	309.9	283.9

23. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
Current:				
Trade debtors	**308.3**	279.4	**-**	-
Other debtors	**72.2**	91.5	**0.2**	0.2
Less: Allowance for doubtful debts	**(6.8)**	(18.3)	**(0.1)**	(0.1)
	373.7	352.6	**0.1**	0.1
Accrued billings in respect of property development	**7.3**	4.6	**-**	-
Deposits	**25.0**	18.0	**0.6**	0.6
Advance for plant upgrade and maintenance	**67.2**	110.0	**-**	-
Prepayments	**37.5**	24.6	**-**	-
Income tax recoverable	**43.2**	2.7	**19.2**	-
	553.9	512.5	**19.9**	0.7

23. TRADE AND OTHER RECEIVABLES (Cont'd)

	Group		Company	
	2004	2003	**2004**	2003
Non-current:				
Trade debtors	**17.1**	14.6	-	-
Amount due from associate (see Note 19)	**4.9**	4.9	-	-
Other debtors	**0.7**	0.9	-	-
	22.7	20.4	-	-
	576.6	532.9	19.9	0.7

The maturity profile for non-current receivables are as follows:

	Group 2004	Group 2003	Company 2004	Company 2003
More than one year and less than two years	**13.5**	12.9	-	-
More than two years and less than five years	**4.2**	2.5	-	-
More than 5 years	**5.0**	5.0	-	-
	22.7	20.4	-	-

The fair values of trade and other receivables closely approximate their book values.

Included in other debtors of the Group are housing and other loans extended to certain executive directors of the Group amounting to RM0.9 million (2003: RM1.2 million). The loans consist of an interest free loan amounting to RM0.4 million (2003: RM0.5 million) and interest bearing loans amounting to RM0.5 million (2003: RM0.7 million). The interest bearing loans carry interest rates of approximately 4% (2003: 4%) per annum.

Credit terms offered by the Group in respect of trade receivables range from 7 days to 120 days from date of invoice.

Trade and other receivables of the Group, which are substantially denominated in Ringgit Malaysia, includes US Dollar denominated receivables amounting to USD17.8 million (2003: USD32.0 million).

24. SHORT TERM INVESTMENTS

	Group		Company	
	2004	2003	**2004**	2003
Quoted - at cost:				
Shares in Malaysian companies	**84.2**	84.2	-	-
Shares in foreign corporations	**286.6**	163.4	-	-
	370.8	247.6	-	-
Less: Allowance for diminution in value of investments	**(1.8)**	-	-	-
	369.0	247.6	-	-
Unquoted - at cost:				
Money market instruments (see Note 25)	**1,337.6**	1,081.5	1,016.9	676.1
	1,706.6	1,329.1	1,016.9	676.1

24. SHORT TERM INVESTMENTS (Cont'd)

	Group		Company	
	2004	2003	**2004**	2003
Market value of quoted shares:				
- Malaysian companies	**91.3**	102.4	**-**	-
- Foreign corporations	**449.7**	227.1	**-**	-
	541.0	329.5	**-**	-

Investment in money market instruments comprise of negotiable certificates of deposit and bankers' acceptances. The money market instruments of the Group and the Company as at 31 December 2004 have maturity periods ranging between overnight and two months.

Quoted short term investments of the Group are primarily denominated in Sterling Pound whereas the unquoted money market instruments are denominated in Ringgit Malaysia.

25. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004	2003	**2004**	2003
Deposits with licensed banks	**3,859.4**	2,700.6	**313.5**	214.9
Deposits with finance companies	**94.2**	145.5	**52.2**	73.8
Cash and bank balances	**252.5**	209.4	**1.1**	1.8
Bank balances and deposits	**4,206.1**	3,055.5	**366.8**	290.5
Add: Money market instruments (see Note 24)	**1,337.6**	1,081.5	**1,016.9**	676.1
Cash and cash equivalents	**5,543.7**	4,137.0	**1,383.7**	966.6

The currency profile and weighted average interest rates of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency Profile		Interest rates per annum		Currency Profile		Interest rates per annum	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
			%	%			**%**	%
Ringgit Malaysia	**2,455.5**	2,100.9	**2.66**	2.67	**1,383.7**	966.0	**2.67**	2.68
US Dollars	**2,952.6**	2,013.1	**2.11**	0.93	**-**	-	**-**	-
Sterling Pound	**83.2**	-	**4.35**	-	**-**	-	**-**	-
Other foreign currencies	**52.4**	23.0	**-**	-	**-**	0.6	**-**	-
	5,543.7	4,137.0			**1,383.7**	966.6		

The deposits of the Group and Company as at 31 December 2004 have maturity periods ranging between overnight and three months. Cash and bank balances of the Group and Company are held at call.

Included in deposits with licensed banks for the Group is an amount of RM13.1 million (2003: RM15.4 million) deposited by an indirect subsidiary into various Housing Development Accounts in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act 1966. This amount is available for use by the said subsidiary for the payment of property development expenditure.

Deposits of an indirect subsidiary amounting to RM Nil (2003: RM4.5 million) have been pledged as security for its bank overdraft facilities.

26. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
Trade creditors	**226.4**	208.2	-	-
Accruals	**449.7**	309.5	**18.7**	14.2
Retirement gratuities (see Note 30(a))	**0.4**	141.7	-	68.7
Interest payable	**25.8**	9.5	-	-
Deposits	**42.1**	41.5	-	-
Other creditors	**132.3**	106.5	**0.7**	0.7
	876.7	816.9	**19.4**	83.6

Included in other creditors and accruals of the Group are progress billings payable and accruals for capital expenditure relating to construction of a hotel, upgrading of resorts infrastructure and balance of purchase consideration for land acquisition amounting to RM84.5 million (2003: RM75.4 million).

Credit terms available to the Group range from 7 days to 90 days from date of invoice.

Trade and other payables of the Group, which are substantially denominated in Ringgit Malaysia, includes Chinese Renminbi ("RMB") denominated payables amounting to RMB59.7 million (2003: RMB20.3 million).

27. BORROWINGS

	Group		Company	
	2004	2003	**2004**	2003
Current				
Unsecured:				
Term loans - US Dollar	**419.3**	71.3	-	-
Bridging loan - US Dollar	**292.2**	-	-	-
Term loans	**55.0**	98.0	-	-
Revolving credit - US Dollar	**16.0**	-	-	-
Finance lease liability	**1.4**	-	-	-
Redeemable fixed rate bonds	-	80.0	-	-
	783.9	249.3	-	-
Non-current				
Unsecured:				
Redeemable exchangeable notes				
- US Dollar (see (d) below)	**1,171.1**	1,141.5	-	-
Fixed rate notes - US Dollar (see (e) below)	**1,094.6**	-	-	-
Term loans - US Dollar	**633.1**	1,008.6	-	-
Term loan	**10.0**	65.0	-	-
Amount due to subsidiaries - US Dollar (see Note 17)	-	-	**93.8**	73.4
	2,908.8	2,215.1	**93.8**	73.4
	3,692.7	2,464.4	**93.8**	73.4

27. BORROWINGS (Cont'd)

a) The weighted average interest rates (%) per annum before and after interest rate swaps ("IRS") are as follows:

	2004		2003	
	Before IRS	**After IRS**	Before IRS	After IRS
Effective during the year:				
Short term loans	**4.6**	**4.6**	3.9	3.9
Long term loan	**5.0**	**5.0**	4.8	4.8
US Dollar term loans	**2.5**	**4.6**	2.4	5.1
US Dollar bridging loan	**3.0**	**3.0**	-	-
US Dollar revolving credit	**3.4**	**3.4**	-	-
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	-	-
Redeemable fixed rate bonds	**5.9**	**5.9**	5.9	5.9
As at 31 December:				
Short term loans	**4.8**	**4.8**	4.1	4.1
Long term loan	**5.0**	**5.0**	4.8	4.8
US Dollar term loans	**3.2**	**4.3**	2.1	3.7
US Dollar bridging loan	**3.1**	**3.1**	-	-
US Dollar revolving credit	**3.4**	**3.4**	-	-
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	-	-
Redeemable fixed rate bonds	**-**	**-**	5.9	5.9

b) The maturity profile and exposure of borrowings of the Group to interest rate risk are as follows:

	Borrowings	
	Floating interest rate	**Fixed interest rate**
As at 31 December 2004:		
Before interest rate swaps:		
Less than one year	**727.5**	**56.4**
More than one year and less than two years	**463.3**	**10.0**
More than two years and less than five years	**169.8**	**1,171.1**
More than five years and less than ten years	**-**	**1,094.6**
After interest rate swaps:		
Less than one year	**358.5**	**425.4**
More than one year and less than two years	**94.3**	**379.0**
More than two years and less than five years	**50.3**	**1,290.6**
More than five years and less than ten years	**-**	**1,094.6**
As at 31 December 2003:		
Before interest rate swaps:		
Less than one year	119.3	130.0
More than one year and less than two years	419.4	55.0
More than two years and less than five years	589.2	1,151.5
More than five years and less than ten years	-	-
After interest rate swaps:		
Less than one year	98.4	150.9
More than one year and less than two years	94.4	380.0
More than two years and less than five years	232.8	1,507.9
More than five years and less than ten years	-	-

27. BORROWINGS (Cont'd)

c) The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing periods				
	Total	**1 to 3 months**	**More than 3 months and less than 1 year**	**More than 1 year and less than 2 years**	**More than 2 years and less than 5 years**	**More than 5 years and less than 10 years**
As at 31 December 2004:						
Total borrowings	**3,692.7**	**1,230.1**	**186.9**	**10.0**	**1,171.1**	**1,094.6**
Movements in repricing periods due to interest rate swaps	**-**	**(858.0)**	**369.4**	**369.1**	**119.5**	**-**
	3,692.7	**372.1**	**556.3**	**379.1**	**1,290.6**	**1,094.6**
As at 31 December 2003:						
Total borrowings	2,464.4	908.5	349.4	55.0	1,151.5	-
Movements in repricing periods due to interest rate swaps	-	(702.3)	20.9	325.0	356.4	-
	2,464.4	206.2	370.3	380.0	1,507.9	-

d) Redeemable Exchangeable Notes

On 12 December 2003 ("Issue Date"), the Company through its wholly-owned subsidiary, Prime Venture (Labuan) Limited, issued USD300.0 million nominal value 5-year redeemable exchangeable notes ("Notes") which are exchangeable into existing ordinary shares of RM0.50 each ("Resorts Shares") in Resorts World Bhd held by the Company. The purpose of the issue is to fund the Group's future overseas investments.

The main features of the Notes are as follows:

i) the Notes bear interest from the Issue Date at 1% per annum payable in arrear on 12 June and 12 December each year commencing 12 June 2004;

ii) unless previously redeemed, exchanged or purchased and cancelled, the Notes will be redeemed on 12 December 2008 at 113.82% of their principal amount. The Yield to Maturity of the Notes is 3.55% per annum calculated on a semi-annual basis;

iii) the Noteholder of each Note has the right to exchange such Note into Resorts Shares, at the election of the Noteholder at any time on or after 21 January 2004 to the close of business on 2 December 2008 (10 days to maturity). The initial exchange ratio is 2,849.644 Resorts Shares for each USD10,000 principal amount of the Notes, subject to adjustment in accordance with the terms of the issue; and

iv) the Notes may be redeemed at the option of the Issuer at the early redemption amount on the date fixed for redemption in whole or in part after 12 December 2005 and up to but excluding the maturity date being 12 December 2008.

The Redeemable Exchangeable Notes is recognised in the balance sheet as follows:

	USD (Mil)	**Equivalent RM (Mil)**
Face value	**300.0**	**1,140.0**
Premium amortised	**8.2**	**31.1**
	308.2	**1,171.1**

27. BORROWINGS (Cont'd)

e) Fixed Rate Notes

On 22 September 2004 ("Issue Date"), the Company through its wholly-owned subsidiary, Prime Holdings (Labuan) Limited, issued USD300.0 million Guaranteed Notes ("Notes") of up to 10 years. The Notes were offered outside the United States in accordance with Regulation S. Further, the Notes were only offered for subscription or sale outside Malaysia (except the Federal Territory of Labuan) to non-residents of Malaysia. The purpose of the issue is to fund the Group's future overseas investments.

The main features of the Notes are as follows:

i) the Notes bear interest from Issue Date at 5.375% per annum payable in arrears on 22 March and 22 September each year commencing on 22 March 2005; and

ii) unless previously purchased and cancelled, the Notes will be redeemed on 22 September 2014 at their principal amount.

The Fixed Rate Notes is recognised in the balance sheet as follows:

	USD (Mil)	Equivalent RM (Mil)
Face value including hedge loss	**289.6**	**1,100.6**
Discount	**(1.8)**	**(6.9)**
Amortisation of hedge loss and discount	**0.3**	**0.9**
	288.1	**1,094.6**

f) Fair values of the borrowings as at the financial year ended 31 December are as follows:

	Group	
	2004	2003
Current	**783.9**	249.3
Non-current	**2,926.9**	2,216.9

28. SHARE CAPITAL

	Company	
	2004	2003
Authorised:		
1,600 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully-paid:		
Ordinary shares of 50 sen each		
At beginning of the financial year		
- 704.4 million (2003 : 704.4 million)	**352.2**	352.2
Issue of shares		
- 0.1 million (2003 : Nil)	**0.1**	-
At end of the financial year		
- 704.5 million (2003 : 704.4 million)	**352.3**	352.2

28. SHARE CAPITAL (Cont'd)

During the financial year, 121,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM14.34 per share and 5,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM13.08 were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("New ESOS"), all of which ordinary shares rank pari passu with the then existing ordinary shares of the Company. These options were granted prior to the current financial year.

The Company had in 1994 granted share option pursuant to the Genting Employees' Share Option Scheme for Executives ("Previous ESOS"). The outstanding Option to take up 675,000 unissued shares of the Company previously granted to executive employees of the Group under the Previous ESOS at the subscription price of RM19.80 per share had expired on 15 December 2004.

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved the New ESOS.

At another EGM held on 25 June 2002, the draft Bye-Laws of the New ESOS was further amended such that the total number of new shares to be offered under the New ESOS Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to the offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The Option Holders of the previous ESOS who participated in the New ESOS have relinquished their outstanding option under the previous ESOS.

The main features of the New ESOS are as follows:

i) The New ESOS shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible executives are employees of the Group (including executive directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the date of offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the Options, such Options shall cease without any claim against the Company provided always that subject to the written approval of the RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee.

The Grantee may exercise his unexercised Options within the Options Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the New ESOS shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the New ESOS, by ordinary resolution increase the total number of new shares to be offered under the New ESOS up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the New ESOS would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the New ESOS would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid-up share capital of the Company.

28. SHARE CAPITAL (Cont'd)

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Options shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the Bursa Malaysia Securities Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Options Price per Share shall in no event be less than the nominal value of the Shares.

vii) *No options shall be granted for less than 1,000 shares and not more than 1,500,000 shares to any eligible employee.*

viii) The options granted can only be exercised by the Grantee in the third year from the date of offer and the number of new shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

ix) All new ordinary shares issued upon exercise of the options granted under the New ESOS will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

Set out below are details of options over the ordinary shares of the Company granted under the Previous ESOS and the New ESOS:

Date granted	Exercisable period	Subscription price (RM)	At start of financial year ('000)	Offered and acceptance ('000)	Exercised ('000)	Lapsed ('000)	At end of financial year ('000)
Financial year ended 31.12.2004:							
Previous ESOS							
16.12.1994	15.12.1999 to 15.12.2004	**19.80**	**675**	-	-	**(675)**	-
New ESOS							
2.9.2002	3.9.2004 to 11.8.2012	**14.34**	**6,890**	-	**(121)**	**(122)**	**6,647**
29.11.2002	30.11.2004 to 11.8.2012	**13.08**	**61**	-	**(5)**	**(14)**	**42**
			6,951	-	**(126)**	**(136)**	**6,689**

28. SHARE CAPITAL (Cont'd)

Date granted	Exercisable period	Subscription price (RM)	At start of financial year ('000)	Offered and acceptance ('000)	Exercised ('000)	Lapsed ('000)	At end of financial year ('000)
Financial year ended 31.12.2003:							
Previous ESOS							
16.12.1994	15.12.1999 to 15.12.2004	19.80	679	-	-	(4)	675
New ESOS							
2.9.2002	3.9.2004 to 11.8.2012	14.34	6,988	-	-	(98)	6,890
29.11.2002	30.11.2004 to 11.8.2012	13.08	64	-	-	(3)	61
			7,052	-	-	(101)	6,951

	2004 ('000)	2003 ('000)
Number of share options vested at balance sheet date	**825**	675

Details relating to options exercised during the financial year are as follows:

Exercise date	Fair value of shares at share issue date (RM/share)	Subscription price (RM/share)	Number of shares issued 2004	2003
September 2004	15.90 - 17.21	14.34	**36,000**	-
October - December 2004	16.29 - 19.40	14.34	**85,000**	-
October - December 2004	16.29 - 19.40	13.08	**5,000**	-
			126,000	-

	2004 RM'000	2003 RM'000
Ordinary share capital - at par	**63.0**	-
Share premium	**1,737.5**	-
Proceeds received on exercise of share options	**1,800.5**	-
Fair value at exercise date of shares issued	**2,219.0**	-

29. RESERVES

	Group 2004	Group 2003	Company 2004	Company 2003
Share premium	**99.5**	97.8	**99.5**	97.8
Revaluation reserves	**308.2**	308.5	**-**	-
Exchange differences	**74.2**	66.2	**-**	-
Unappropriated profit	**7,034.3**	6,220.1	**3,294.6**	3,131.2
	7,516.2	6,692.6	**3,394.1**	3,229.0

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM2,609.1 million (2003: RM2,380.0 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2004, available to frank as tax exempt dividends arising from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act 1999, relating to tax on income earned in 1999 being waived, amounting to approximately RM509.7 million (2003: RM499.9 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board. Based on the foregoing, the extent of the unappropriated profit of the Company not covered by available tax credit and tax exempt income, if all the unappropriated profit of the Company were to be distributed as dividends, would amount to RM175.9 million (2003: RM251.3 million).

30. PROVISIONS

	Group		Company	
	2004	2003	**2004**	2003
Provision for Retirement Gratuities (see (a) below)	**49.5**	180.7	**8.3**	74.6
Provision for Contingent Losses (see (b) below)	**-**	-	**28.2**	-
	49.5	180.7	**36.5**	74.6
(a) **Provision for Retirement Gratuities**				
Beginning of the financial year	**180.7**	204.1	**74.6**	72.2
Charge for the financial year	**11.2**	7.7	**2.4**	4.8
Write-back of provision	**-**	(31.3)	**-**	(2.4)
Increase upon acquisition of subsidiary	**-**	1.1	**-**	-
Payments during the financial year	**(142.4)**	(0.9)	**(68.7)**	-
End of the financial year	**49.5**	180.7	**8.3**	74.6
Analysed as follows:				
Current (see Note 26)	**0.4**	141.7	**-**	68.7
Non-current	**49.1**	39.0	**8.3**	5.9
	49.5	180.7	**8.3**	74.6

See item (c) Employee Benefits under Note 3 - Significant Accounting Policies for details of the Retirement Gratuities scheme.

(b) **Provision for Contingent Losses**

	Company	
	2004	2003
Beginning of the financial year	**-**	-
Charge for the financial year	**28.2**	-
End of the financial year	**28.2**	-

The Company has established a provision for contingent losses of RM28.2 million (2003: RM Nil) for the current financial year. The contingent losses arise from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments.

31. OTHER LIABILITIES

	Group 2004	2003
Advance membership fees	**33.7**	29.5
Deferred income	**25.7**	27.2
	59.4	56.7

The advance membership fees relate to fees received on sale of timeshare units by an indirect subsidiary offering a timeshare ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

The deferred income is in respect of a government grant obtained by an indirect subsidiary for the purchase of plant and machinery. The deferred income is recognised in the income statement over the useful life of the asset.

32. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments:

a) Currency Hedge

The Group has the following foreign currency borrowings as mentioned below which have not been hedged into Ringgit Malaysia. These foreign currency borrowings form part of the total borrowings as disclosed in Note 27:

At 31 December 2004

Currency	Start date	Maturity dates	Foreign currency (Mil) Hedged	Unhedged	Total	Equivalent RM (Mil) Total
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	**608.0**
US Dollar	27/11/2002	28/11/2005 to 27/11/2007	-	39.7	39.7	**151.0**
US Dollar	29/05/2003	29/05/2005 to 29/05/2008	-	19.3	19.3	**73.4**
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	**136.8**
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	**39.3**
US Dollar	12/12/2003	12/12/2008	-	308.2	308.2	**1,171.1**
US Dollar	08/04/2004	08/04/2006	-	11.5	11.5	**43.9**
US Dollar	22/09/2004	22/09/2014	-	288.1	288.1	**1,094.6**
US Dollar	22/11/2004	22/05/2005	-	76.9	76.9	**292.2**
US Dollar	24/11/2004	24/05/2005	-	4.2	4.2	**16.0**
Total			-	954.3	954.3	**3,626.3**

As at 31 December 2003:

Currency	Start date	Maturity dates	Foreign currency (Mil) Hedged	Unhedged	Total	Equivalent RM (Mil) Total
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	608.0
US Dollar	27/11/2002	29/11/2004 to 27/11/2007	-	53.0	53.0	201.4
US Dollar	29/05/2003	29/11/2003 to 29/05/2008	-	24.8	24.8	94.3
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	136.8
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	39.4
US Dollar	12/12/2003	12/12/2008	-	300.4	300.4	1,141.5
Total			-	584.6	584.6	2,221.4

32. FINANCIAL INSTRUMENTS (Cont'd)

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months or six months LIBOR and pays interest either at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	Equivalent RM (Mil)
As at 31 December 2004:		
Within one year	**110.4**	**419.3**
More than one year and less than 5 years	**155.0**	**589.2**
	265.4	**1,008.5**
As at 31 December 2003:		
Within one year	11.9	45.1
More than one year and less than 5 years	198.4	754.0
	210.3	799.1

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above. Of the above IRS, USD39.8 million (RM151.1 million) (2003: USD25.5 million (RM96.9 million)) refer to IRS that serve to convert the borrowings from floating rate to floating rate in arrears subjected to a maximum ("cap") on the LIBOR of 5% per annum.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM4.1 million (2003: RM23.2 million).

c) Forward Foreign Exchange Contracts

As at the end of the financial year, the outstanding forward foreign exchange contracts are as follows:

As at 31 December 2004:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM (Mil)
USD	01/10/2004 to 04/11/2004	25/01/2005 to 25/07/2005	**4.9**	**18.7**
EUR	31/12/2004	20/01/2005	**0.8**	**4.1**
CHF	25/10/2004 to 10/12/2004	10/01/2005 to 10/05/2005	**3.4**	**10.8**

As at 31 December 2003:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM (Mil)
USD	05/03/2003 to 23/09/2003	26/01/2004 to 26/04/2004	3.9	14.9
EUR	05/12/2003	30/01/2004 to 31/03/2004	1.5	6.8
SGD	05/12/2003	31/03/2004	0.2	0.4
JPY	05/12/2003	27/02/2004	82.0	2.9

32. FINANCIAL INSTRUMENTS (Cont'd)

As these foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was a favourable net position of RM552,100 (2003: RM126,500).

33. CONTINGENCIES

a) Contingent Liabilities

Group

Asiatic Development Berhad ("ADB"), a 54.8% owned subsidiary of the Company and Asiatic Tanjung Bahagia Sdn Bhd ("ATBSB") (formerly known as Tanjung Bahagia Sdn Bhd), a wholly-owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and ATBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah which was acquired by ATBSB from Hap Seng Consolidated Berhad ("HSCB") ("the Tongod Land"). Subsequently, the Plaintiffs had also applied for an interlocutory injunction to restrain ADB and ATBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof ("the Injunction").

The decision in respect of the preliminary objection raised by ADB, ATBSB and HSCB on the Injunction which was fixed for delivery on 14 December 2004, has been adjourned until further notice.

ADB's solicitors maintain their opinion that the Plaintiffs' action is misconceived and unsustainable.

Company

As at the end of the financial year, the Company had issued guarantees to financial institutions for borrowings extended to subsidiaries as follows:

i) an unconditional and irrevocable guarantee on the USD300.0 million nominal value 5-year redeemable exchange notes ("Notes") issued through its wholly-owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"). The guarantee is for the due payment of all sums, including principal, premium and interest and of any additional amounts expressed to be payable by PVLL under the Trust Deed and the Notes and the due and punctual performance of all PVLL's obligations under the Trust Deed and the Notes, including the Exchange Rights. The guarantee constitutes a senior, direct, unsubordinated, unconditional and unsecured obligation of the Company;

ii) an unconditional and irrevocable guarantee on the USD300.0 million nominal value 10-year fixed rate notes ("Notes") issued through its wholly-owned subsidiary, Prime Holdings (Labuan) Limited ("PHLL"). The guarantee is for the due payment of all sums, including principal and interest and of any additional amounts expressed to be payable by PHLL under the Trust Deed and the Notes and the due and punctual performance of all PHLL's obligations under the Trust Deed and the Notes. The guarantee constitutes a senior, direct, unsubordinated, unconditional and unsecured obligation of the Company.

The fair value of the guarantees as at the financial year end is not disclosed as it was not practicable to estimate it reliably.

33. CONTINGENCIES *(Cont'd)*

b) Contingent Assets

Group

i) The disposal of the Group's 45% interest in the Muturi Production Sharing Contract ("PSC") via Laila Limited in July 2001 for USD106.8 million and a deferred share of future pre-tax income from this PSC (the "Deferred Consideration"), enables the Group to retain rights to long-term future cash flows from the Tangguh Project. The Deferred Consideration has not been recognised in the financial statements as the economic benefits arising from the long term future cash flows are not certain as at the end of the financial year and therefore cannot be quantified;

ii) Certain subsidiaries of the Group had in November 2000 disposed of their interest of 29.1 million shares of NCL Holding ASA ("NCL") to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Ltd, which in turn is a 36.1% associate of Resorts, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK25 per share. Pursuant to this decision, Arrasas is required to pay NOK10 per share (representing the amount in excess of NOK15 per share as previously agreed under respective stock purchase agreements). Consequently, the Group may receive an additional consideration amounting to approximately RM183.2 million (2003: RM165.7 million) or approximately USD48.2 million (2003: USD43.6 million). On 8 January 2004, Arrasas appealed the decision. The appeal has been fixed for hearing sometime in April 2005.

34. CAPITAL COMMITMENTS

	Group	
	2004	2003
Authorised capital expenditure not provided for in the financial statements:		
- contracted	**366.3**	396.3
- not contracted	**613.0**	403.1
	979.3	799.4
Analysed as follows:		
- Property, plant and equipment	**798.7**	730.8
- Investments	**136.1**	59.8
- Exploration costs	**42.6**	-
- Others	**1.9**	8.8
	979.3	799.4

35. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

a) Acquisition of subsidiaries during the financial year

On 28 May 2004, Asiatic SDC Sdn Bhd (previously known as Sabah Development Company Sdn Bhd), a wholly-owned subsidiary of Asiatic Development Berhad, which in turn is a 56.8% owned subsidiary of the Company, completed the acquisition of the following companies for a total cash consideration of RM108.3 million.

	Percentage of equity interest acquired
Trushidup Plantations Sdn Bhd ("TPSB")	**100.0**
Sawit Sukau Usahasama Sdn Bhd (a 55.9% owned subsidiary of TPSB)	**55.9**
Wawasan Land Progress Sdn Bhd	**100.0**
Dianti Plantations Sdn Bhd	**100.0**
Cengkeh Emas Sdn Bhd	**100.0**
Kituva Plantations Sdn Bhd	**100.0**

35. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (Cont'd)

Details of the fair value of the net assets acquired and cash outflow as at 28 May 2004 on the above acquisitions are as follows:

Property, plant and equipment	**104.3**
Trade and other receivables	**5.5**
Bank balances and deposits	**3.2**
Trade and other payables	**(1.3)**
Taxation	**(0.5)**
Long term loan	**(2.7)**
Minority interests	**(0.2)**
Total purchase consideration	**108.3**
Less: Bank balances and deposits of subsidiaries acquired	**(3.2)**
Net cash outflow on acquisition of subsidiaries	**105.1**

The effect of the above acquisitions on the financial results of the Group from the date of the acquisition is as follows:

	28/5/2004 to 31/12/2004
Revenue	**23.4**
Cost of sales	**(5.6)**
Gross profit	**17.8**
Selling and distribution costs	**(1.0)**
Operating expenses	**(0.1)**
Profit before taxation	**16.7**
Taxation	**(4.2)**
Profit after taxation	**12.5**
Minority interests	**(5.7)**
Increase in Group's net profit for the year	**6.8**

The effect of the above acquisitions on the financial position of the Group as at 31 December 2004 is as follows:

Non-current assets	**104.2**
Current assets	**21.1**
Current liabilities	**(3.9)**
Non-current liabilities	**(0.4)**
Net assets	**121.0**
Minority interests	**(54.9)**
Increase in Group's net assets	**66.1**

b) Other significant events during the financial year

i) On 23 September 2004, the Company's indirect 64.3% owned subsidiary, Genting International P.L.C ("GIPLC"), announced that Coastbright Limited ("Coastbright"), a wholly-owned subsidiary of Genting International (UK) Limited ("GIUK"), which in turn is an indirect wholly-owned subsidiary of GIPLC, has entered into a conditional sale and purchase agreement with Gala Group Limited ("Gala Group") for the acquisition of the Maxims Casino business of Lydiashourne Limited, an indirect wholly-owned subsidiary of Gala Group, for a total consideration of Sterling Pound 10.5 million. The purchase consideration was arrived at on a willing buyer willing seller basis.

Maxims Casino which is situated at Palace Gate, Kensington, London, operates as an exclusive members club and is one of only a small number of top-end casinos in London's West End.

35. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (Cont'd)

b) Other significant events during the financial year (Cont'd)

The transaction was completed on 12 January 2005, in accordance with the terms of the conditional sale and purchase agreement previously entered into between Coastbright and Gala Group.

On 25 January 2005, GIPLC further announced that GIUK has completed its sale of 50% equity stake in Coastbright to Stanley Leisure Plc ("Stanley Leisure") for a consideration of 1,433,333 new ordinary shares of 25p each fully-paid-up in the capital of Stanley Leisure.

ii) On 23 November 2004, GIPLC announced a proposed renounceable rights issue ("Rights Issue") of 2,365,745,405 new shares ("Rights Shares") at an issue price of USD0.13 for each Rights Share, on the basis of five Rights Shares for every three existing shares of par value USD0.10 each, held in the capital of GIPLC. The Issue Price of USD0.13 for each Rights Share represents a discount of approximately 43% from the last transacted price of USD0.23 per share on the Central Limit Order Book Trading System of the Singapore Stock Exchange on 22 November 2004, being the last trading date prior to the announcement.

The Rights Issue will strengthen the share capital base of GIPLC. The net proceeds from the Rights Issue, after deducting estimated issue expenses, would amount to approximately USD305.0 million. The net proceeds of the Rights Issue will be utilised for investments and/or acquisitions (including the repayment of any borrowings taken to make such investments or acquisitions) in relation to its principal business in the leisure, hospitality and gaming sectors, as and when opportunities arise, and for general working capital requirements.

The Rights Issue is conditional upon, inter alia, the following :

- the in-principle approval of the Luxembourg Stock Exchange;
- shareholders' approval for an increase in the authorised share capital of GIPLC which was obtained on 5 January 2005, at an Extraordinary General Meeting of GIPLC, convened on that day;
- any other authorisation as may be required or appropriate for or in connection with the Rights Issue from all relevant authorities (I) having been obtained, (II) remaining in full force and effect, there being no notice of any intention to revoke or not to renew any such authorisations, and (III) all actions or obligations required under any such authorisations to be taken or complied with prior to the completion of the Rights Issue; and
- all necessary or appropriate filings with any relevant authority having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case for or in connection with the Rights Issue.

On 8 February 2005, GIPLC further announced that the Transfer Books and Register of Members of GIPLC will be closed from 23 February 2005 to 28 February 2005 (both dates inclusive) for the purpose of determining the entitlements of qualifying shareholders under the Rights Issue. The Rights Issue exercise is expected to commence in March 2005.

iii) On 23 November 2004, GIPLC announced that GIPLC and its subsidiaries have :

- agreed to form a 50:50 Joint Venture for the development of regional casinos in the United Kingdom ("UK") with Stanley Leisure, the UK's largest casino operator. This Joint Venture was incorporated on 5 November 2004 and is called Stanley Genting Casinos Limited ("SGCL").

  Prior to the subscription by GIPLC in the Joint Venture vehicle, Stanley Leisure had transferred its subsidiary, Stanley Casinos (Leeds) Limited, which has the benefit of an option to acquire certain land adjacent to Elland Road, Leeds, to SGCL for cash. GIPLC had subscribed for shares in SGCL for Sterling Pound 5.4 million in cash. In the event that consent is not given to build a regional casino on this land, it will be sold back to Stanley Leisure at cost;

- conditionally agreed to sell a 50% interest in Maxims Casino in London, which had been acquired by GIPLC's indirect wholly-owned subsidiary, Coastbright to Stanley Leisure. This transaction was completed on 25 January 2005 as disclosed in Note (i) above.

35. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (Cont'd)

b) Other significant events during the financial year (Cont'd)

- acquired 8,000,000 shares of Stanley Leisure from Lord Leonard Steinberg for 450p per share. Subsequently, the Group acquired additional shares in Stanley Leisure and based on the notification made to Stanley Leisure and London Stock Exchange on 14 February 2005, the Group holds 22,092,817 ordinary shares, representing 17.1% in Stanley Leisure's issued share capital.

36. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

	2004	2003
a) Rendering of services:		
i) Reimbursements by Genting International PLC, a 64.3% owned subsidiary of the Company to Star Cruises (HK) Ltd and Star Cruise Management Ltd, both wholly-owned subsidiaries of Star Cruises Limited ("SCL"), a corporation in which the Group has an effective 20.7% ownership interest, for expenses incurred in maintaining representative offices in China, Thailand and India.	**0.3**	1.6
ii) Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly-owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 56.8% owned subsidiary of the Company to SCL and its subsidiaries.	**2.0**	2.0

Tan Sri Lim Kok Thay, the Chairman, President and Chief Executive, shareholder and share option holder of the Company is also the Chairman, President and Chief Executive Officer of SCL, a shareholder and share option holder of SCL; and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL and Joondalup Limited ("Joondalup"). GHL as trustee of the GHUT together with Joondalup, which is wholly-owned by GHL, hold 50% of the issued share capital of SCL.

	2004	2003
b) Rental of premises and provision of connected services by RWB to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (nee Lee) Kim Hua, the mother of Tan Sri Lim Kok Thay is a director and substantial shareholder of Oriregal.	**1.3**	1.2

Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.

The rental charges to Oriregal are transacted at commercial rates except for the rental of premises at the Genting Hotel and the Highlands Hotel which are 50% and 14% lower than the comparable range of commercial rate charged to other tenants respectively as a larger space is occupied. The rental of premises at the Resort Hotel is 43% lower than similar premises as they are located at a lower traffic area.

36. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (Cont'd)

	2004	2003
c) Progress payments made by Asiatic Land Development Sdn Bhd, a wholly-owned subsidiary of Asiatic Development Berhad ("ADB"), a 54.8% owned subsidiary of the Company, to the constructor, Kien Huat Development Sdn Bhd, a company in which Datuk Lim Chee Wah, a brother of Tan Sri Lim Kok Thay, is a director and has deemed substantial financial interest, for the development of properties in Kulai, Johor. The progress payments include fees and reimbursables totalling RM1.5 million (2003: RM0.7 million).	**40.9**	16.7
d) Letting of office space and provision of related services by Oakwood Sdn Bhd, a wholly-owned subsidiary of the Company to Southern Bank Berhad, a company in which Dato' Tan Teong Hean, a brother-in-law of Tan Sri Lim Kok Thay, is a director and substantial shareholder.	**2.1**	2.1

37. CHANGES IN ACCOUNTING POLICIES

During the financial year, the Group changed its accounting policy in respect of the following:

a) Goodwill

It had been the Group's policy to write-off goodwill arising on consolidation to the income statement when the acquisition occurs.

With effect from 1 January 2004, goodwill is recognised as an intangible asset and disclosed on the consolidated balance sheet at cost less any impairment losses. The carrying value of goodwill will be subject to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of goodwill is impaired.

It is the management's view that the change in accounting policy will result in a more appropriate presentation of goodwill in the Group's financial statements and that this is in line with international best practice.

The change in accounting policy will be applied prospectively with effect from 1 January 2004 as the resulting adjustment that relates to prior periods is not reasonably determinable. The comparative figures are therefore not restated.

b) MASB No. 32 - Property Development Activities

In compliance with MASB No. 32 which took effect from 1 January 2004, "Real property assets" has been renamed as "Land held for property development". Further, the comparatives in respect of property development costs and trade and other receivables have been restated whereby the excess of revenue recognised in the income statement over billings to purchasers is now presented as accrued billings within current assets. Previously, accrued billings was set off against property development costs. However, if the billings to purchasers exceed revenue recognised in the income statement, this will be presented as progress billings within current liabilities.

The change in accounting policy has been applied retrospectively as required by MASB No. 32. Whilst there is no impact to the income statement, the effects of the reclassification on the balance sheet are summarised as follows:

	As previously reported	Effect of change in accounting policy	As restated
Group			
As at 31 December 2003:			
Current Assets			
Property development costs	99.3	(4.6)	94.7
Trade and other receivables	507.9	4.6	512.5

38. SUBSIDIARIES AND ASSOCIATES

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
Direct Subsidiaries				
Asiatic Development Berhad	**54.8**	54.9	Malaysia	Plantations
E-Genting Holdings Sdn Bhd	**91.4**	100.0	Malaysia	Investment holding and provision of information technology related services
GB Credit & Leasing Sdn Bhd	**69.5**	69.5	Malaysia	Leasing and money lending
+ Genting Equities (Hong Kong) Limited	**100.0**	100.0	Hong Kong	Investments
Genting Highlands Tours and Promotion Sdn Bhd	**100.0**	100.0	Malaysia	Letting of land and premises
Genting Hotel & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Management services
+ Genting International Paper Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Off-shore captive insurance
Genting Management and Consultancy Services Sdn Bhd	**100.0**	100.0	Malaysia	Management services
+ Genting Overseas Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting Risk Solutions Sdn Bhd	**100.0**	100.0	Malaysia	Provision of risk and insurance management consultancy
+ Logan Rock Limited	**100.0**	100.0	Isle of Man	Investments
Maxitage Sdn Bhd	**100.0**	100.0	Malaysia	Investments
Oakwood Sdn Bhd	**100.0**	100.0	Malaysia	Property investment and management
Prime Venture (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore financing
Prime Venture Holdings (Labuan) Limited	**100.0**	-	Labuan, Malaysia	Offshore financing
Resorts World Bhd	**56.8**	56.8	Malaysia	Resort, hotel and gaming operations
+ Resorts World Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong	Dormant
+ Resorts World (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Dormant
+ Genting Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong	Pre-operating
Genting Oil & Gas Sdn Bhd	**100.0**	-	Malaysia	Pre-operating
Genting Permata Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Sanyen Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Genting (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Pre-operating
Genting Strategic Holdings Sdn Bhd	**100.0**	-	Malaysia	Pre-operating
Genting Strategic Sdn Bhd	**100.0**	-	Malaysia	Pre-operating
+ Resorts World Limited	**100.0**	100.0	Hong Kong	Pre-operating
Sri Highlands Express Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Indirect Subsidiaries				
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	**54.8**	54.9	Malaysia	Provision of palm oil mill management services
+ Adriana Limited	**64.3**	63.0	Isle of Man	Sales coordinator
Amalgamated Rubber (Penang) Sdn Bhd	**54.8**	54.9	Malaysia	Investments
AR Property Development Sdn Bhd	**54.8**	54.9	Malaysia	Plantations
Asiaticom Sdn Bhd	**54.8**	54.9	Malaysia	Plantations
Asiatic Golf Course (Sg Petani) Bhd	**54.8**	54.9	Malaysia	Golf course operation
Asiatic Green Tech Sdn Bhd	**54.8**	54.9	Malaysia	Plantations
Asiatic Indahpura Development Sdn Bhd	**54.8**	54.9	Malaysia	Property development
Asiatic Land Development Sdn Bhd	**54.8**	54.9	Malaysia	Property development
Asiatic Oil Mills (WM) Sdn Bhd (formerly known as Ayer Item Oil Mill Sdn Bhd)	**54.8**	54.9	Malaysia	Fresh fruit bunches processing
+ Asiatic Overseas Limited	**54.8**	54.9	Isle of Man	Investments

38. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
Asiatic Plantations (WM) Sdn Bhd (formerly known as Sing Mah Plantation Sdn Bhd)	**54.8**	54.9	Malaysia	Plantations
Asiatic SDC Sdn Bhd (formerly known as Sabah Development Company Sdn Bhd)	**54.8**	54.9	Malaysia	Plantations
Asiatic Tanjung Bahagia Sdn Bhd (formerly known as Tanjung Bahagia Sdn Bhd)	**54.8**	54.9	Malaysia	Plantations
Awan Ria (M) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Management services
Awana Vacation Resorts Development Berhad	**56.8**	56.8	Malaysia	Proprietary timeshare ownership scheme
+ Azzon Limited	**54.8**	54.9	Isle of Man	Investments
Bandar Pelabuhan Sdn Bhd	**34.1**	34.1	Malaysia	Investment holding
+ Calidone Limited	**64.3**	63.0	Isle of Man	Investment holding
Cengkeh Emas Sdn Bhd	**54.8**	-	Malaysia	Plantations
Delquest Sdn Bhd	**56.8**	56.8	Malaysia	Investments
Dianti Plantations Sdn Bhd	**54.8**	-	Malaysia	Plantations
+ Eastern Generation Services (India) Pvt Ltd	**74.0**	74.0	India	Provision of operation and maintenance services for power plant
E-Genting Sdn Bhd	**91.4**	100.0	Malaysia	Provision of information technology services and consultancy
First World Hotels & Resorts Sdn Bhd	**56.8**	56.8	Malaysia	Hotel business
Genasa Sdn Bhd	**56.8**	56.8	Malaysia	Sale and letting of apartment
Genting Administrative Services Sdn Bhd	**56.8**	56.8	Malaysia	Investment holding
+ Genting Australia Investments Holding Pty Ltd	**64.3**	63.0	Australia	Property development
+ Genting Australia Pty Ltd	**64.3**	63.0	Australia	Management services
Genting Centre of Excellence Sdn Bhd	**39.8**	39.8	Malaysia	Training services
Genting Entertainment Sdn Bhd	**56.8**	56.8	Malaysia	Show agent
Genting Golf Course Bhd	**56.8**	56.8	Malaysia	Condotel & hotel business, golf resort and property development
Genting Highlands Berhad	**56.8**	56.8	Malaysia	Land and property development
+ Genting India Travel Services Private Limited	**64.3**	63.0	India	Tour operators
Genting Information Knowledge Enterprise Sdn Bhd	**91.4**	100.0	Malaysia	Research in software development and consultancy
+ Genting International Industries (Singapore) Pte Ltd	**97.7**	97.7	Singapore	Investment holding
+ Genting International Management Limited	**64.3**	63.0	Isle of Man	Investment holding
+ Genting International Management Services Pte Ltd	**64.3**	63.0	Singapore	Investment holding
+ Genting International PLC	**64.3**	63.0	Isle of Man	Investment holding
+ Genting International Paper Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting International Paper Manufacturers Limited	**97.7**	97.7	Isle of Man	Investment holding
+ Genting International Properties Limited	**64.3**	63.0	Isle of Man	Investment holding
+ Genting International (Singapore) Pte Ltd	**64.3**	63.0	Singapore	Tour promotion
+ Genting International (Thailand) Limited	**58.5**	57.3	Thailand	Tour promotion
* Genting International (UK) Limited	**64.3**	-	United Kingdom	Investment holding

38. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
Genting Irama Sdn Bhd	**56.8**	-	Malaysia	Investment holding
Genting Leisure Sdn Bhd	**56.8**	56.8	Malaysia	Investment holding
+ Genting (NSW) Pty Ltd	**64.3**	63.0	Australia	Investment and management services
+ Genting Oil & Gas (China) Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
+ Genting Oil & Gas Limited	**95.0**	95.0	Isle of Man	Investment holding
+ Genting Power Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (M) Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (Swiss) GmbH	**100.0**	100.0	Switzerland	Investments
Genting Sanyen Industrial Paper Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products and conversion of waste to energy
Genting Sanyen (Malaysia) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Genting Sanyen Paperboard Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen Power Sdn Bhd	**58.6**	58.6	Malaysia	Generation & supply of electric power
Genting Sanyen Power (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Investments
Genting Sanyen Sales & Marketing Services Sdn Bhd	**97.7**	97.7	Malaysia	Sourcing of waste paper & involved in waste paper baling process for end user
Genting Sanyen Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities
Genting Skyway Sdn Bhd	**56.8**	56.8	Malaysia	Provision of cable car management services
Genting Utilities & Services Sdn Bhd	**56.8**	56.8	Malaysia	Provision of utilities services
Genting World Sdn Bhd	**56.8**	56.8	Malaysia	Leisure and entertainment business
Genting WorldCard Sdn Bhd	**91.4**	100.0	Malaysia	Provider of loyalty program services
Genting Worldcard Services Sdn Bhd	**91.4**	100.0	Malaysia	Provider of loyalty program services
Gentinggi Sdn Bhd	**56.8**	56.8	Malaysia	Investment holding
GHR Risk Management (Labuan) Limited	**56.8**	56.8	Labuan, Malaysia	Off-shore captive insurance
Glugor Development Sdn Bhd	**54.8**	54.9	Malaysia	Investments
GS Packaging Industries (M) Sdn Bhd	**97.7**	97.7	Malaysia	Provision of human resource services
Ideal Meridian Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and sale of paper core
Infomart Sdn Bhd	**100.0**	100.0	Malaysia	Management & consultancy services
+ Jamberoo Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
Kijal Facilities Services Sdn Bhd	**56.8**	56.8	Malaysia	Property management
Kijal Resort Sdn Bhd	**56.8**	56.8	Malaysia	Property development and property management
Kinavest Sdn Bhd	**54.8**	54.9	Malaysia	Plantations
Kituva Plantations Sdn Bhd	**54.8**	-	Malaysia	Plantations
+ Lafleur Limited	**56.8**	56.8	Isle of Man	Investment holding
Landworthy Sdn Bhd	**46.0**	46.1	Malaysia	Plantations
Leisure & Cafe Concept Sdn Bhd	**56.8**	56.8	Malaysia	Karaoke business
Mastika Lagenda Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Mastika Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities
+ Myanmar Genting Sanyen Limited	**100.0**	100.0	Myanmar	Trading
+ Palomino Holdings Limited	**64.3**	-	Isle of Man	Investment holding
+ Palomino Limited	**64.3**	63.0	Isle of Man	Investments
+ Palomino Star Limited	**64.3**	63.0	Isle of Man	Investment holding
+ Palomino Sun Limited	**64.3**	-	Isle of Man	Investment holding
* Palomino Sun (UK) Limited	**64.3**	-	United Kingdom	Investment holding
+ Palomino World Limited	**64.3**	-	Isle of Man	Investment holding
Papago Sdn Bhd	**56.8**	56.8	Malaysia	Resorts & hotel business
Persis Hijau Sdn Bhd	**97.7**	97.7	Malaysia	Provision of facilities for waste paper baling process

38. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
Puncak Singa (M) Sdn Bhd	**97.7**	97.7	Malaysia	Bio-oil project
Resorts Facilities Services Sdn Bhd	**56.8**	56.8	Malaysia	Property management
Resorts International (Labuan) Limited	**56.8**	56.8	Labuan, Malaysia	Offshore financing
+ Resorts Overseas Investments Limited	**56.8**	56.8	Isle of Man	Investment holding
Resorts Tavern Sdn Bhd	**56.8**	56.8	Malaysia	Land and property development
Resorts World (Labuan) Limited	**56.8**	56.8	Labuan, Malaysia	Offshore financing
+ Resorts World Limited	**56.8**	56.8	Isle of Man	Investment holding
Resorts World Properties Sdn Bhd	**56.8**	56.8	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	**56.8**	56.8	Malaysia	Provision of tour and travel related services
+ Roundhay Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
RWB (Labuan) Limited	**56.8**	56.8	Labuan, Malaysia	Offshore financing
+ R.W. Investments Limited	**56.8**	56.8	Isle of Man	Investment holding
+ R.W. Overseas Investments Limited	**56.8**	56.8	Isle of Man	Investment holding
Sahabat Alam Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing & trading of fibre plastic composites
Sawit Sukau Usahasama Sdn Bhd	**30.6**	-	Malaysia	Plantations
+ Sanyen Oil & Gas Pte Ltd	**95.0**	-	Singapore	Oil & gas exploration
Seraya Mayang Sdn Bhd	**56.8**	56.8	Malaysia	Investment holding
Setiabahagia Sdn Bhd	**56.8**	56.8	Malaysia	Property investment
Setiacahaya Sdn Bhd	**77.4**	77.4	Malaysia	Property investment
Setiamas Sdn Bhd	**54.8**	54.9	Malaysia	Plantations and property development
Setiaseri Sdn Bhd	**56.8**	56.8	Malaysia	Property investment
Sierra Springs Sdn Bhd	**56.8**	56.8	Malaysia	Investment holding
Sweet Bonus Sdn Bhd	**34.1**	34.1	Malaysia	Rental of land
+ Sorona Limited	**100.0**	100.0	Isle of Man	Investments
Technimode Enterprises Sdn Bhd	**54.8**	54.9	Malaysia	Property investment
+ Torrens Limited	**97.7**	97.7	Isle of Man	Investments
Trushidup Plantations Sdn Bhd	**54.8**	-	Malaysia	Plantations
Vestplus Sdn Bhd	**56.8**	56.8	Malaysia	Property investment
Wawasan Land Progress Sdn Bhd	**54.8**	-	Malaysia	Plantations
+ WEB Energy Ltd	**100.0**	100.0	Mauritius	Investments
Widuri Pelangi Sdn Bhd	**56.8**	56.8	Malaysia	Golf resort and hotel business
Asiatic Properties Sdn Bhd	**54.8**	54.9	Malaysia	Dormant
Dasar Pinggir (M) Sdn Bhd	**97.7**	97.7	Malaysia	Dormant
+ Genting International Paper (Netherlands) B.V.	**100.0**	100.0	Netherlands	Dormant
Genting Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Dormant
+ Genting Overseas Investments Limited	**100.0**	100.0	Isle of Man	Dormant
+ Genting Sanyen Paper Pte Ltd	**97.7**	97.7	Singapore	Dormant
Genting Studio Sdn Bhd	**56.8**	56.8	Malaysia	Dormant
Kenyalang Borneo Sdn Bhd	**54.8**	54.9	Malaysia	Dormant
+ Laila Limited	**95.0**	95.0	Isle of Man	Dormant
Mediglove Sdn Bhd	**54.8**	54.9	Malaysia	Dormant
Plantation Latex (Malaya) Sdn Bhd	**54.8**	54.9	Malaysia	Dormant
Waxwood Sdn Bhd	**34.1**	34.1	Malaysia	Dormant
ALD Construction Sdn Bhd	**54.8**	54.9	Malaysia	Pre-operating
Asiatic Awanpura Sdn Bhd	**54.8**	54.9	Malaysia	Pre-operating
Asiatic Commodities Trading Sdn Bhd	**54.8**	54.9	Malaysia	Pre-operating
Asiatic Vegetable Oils Refinery Sdn Bhd	**54.8**	54.9	Malaysia	Pre-operating
Awana Hotels & Resorts Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Awana International Limited	**100.0**	100.0	Isle of Man	Pre-operating
Awana Vacation Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating

38. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
+ Best Track International Limited	**56.8**	56.8	Mauritius	Pre-operating
* Coastbright Limited	**64.3**	-	United Kingdom	Pre-operating
+ Gecoun Limited	**100.0**	-	Isle of Man	Pre-operating
Genas Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Genawan Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Genmas Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Gensa Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Gentasa Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Gentas Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
+ Genting International Corp	**64.3**	-	United State of America	Pre-operating
+ Genting Oil Natuna Limited	**95.0**	-	Isle of Man	Pre-operating
+ Genting Oil Natuna Pte Ltd	**95.0**	-	Singapore	Pre-operating
+ Genting Oil Salawati Pte Ltd	**95.0**	-	Singapore	Pre-operating
+ Genting Power Indonesia Limited	**100.0**	-	Isle of Man	Pre-operating
+ Genting Power International Limited	**100.0**	100.0	Isle of Man	Pre-operating
+ Genting Power (India) Limited	**100.0**	100.0	Mauritius	Pre-operating
+ Genting Power Philippines Limited	**100.0**	-	Isle of Man	Pre-operating
Genting Risk Management (Labuan) Limited	**100.0**	-	Labuan, Malaysia	Pre-operating
Genting Sanyen Incineration Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
+ Genting Sanyen Utilities Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Theme Park Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
+ Geremi Limited	**56.8**	-	Isle of Man	Pre-operating
+ GP China Limited	**100.0**	-	Isle of Man	Pre-operating
+ Highlands Development Limited	**100.0**	-	Isle of Man	Pre-operating
+ Highlands Exploration Limited	**95.0**	-	Isle of Man	Pre-operating
Hitechwood Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
Ikhlas Tiasa Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Jomara Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
Laserwood Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
+ Lestari Listik Pte Ltd	**100.0**	-	Singapore	Pre-operating
* Maxims Casinos Limited	**64.3**	-	United Kingdom	Pre-operating
+ Maxims Clubs Pte Ltd	**64.3**	-	Singapore	Pre-operating
Maxims Clubs Sdn Bhd	**64.3**	-	Malaysia	Pre-operating
Merriwa Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
+ Oxalis Limited	**97.7**	97.7	Isle of Man	Pre-operating
* Palomino World (UK) Limited	**64.3**	-	United Kingdom	Pre-operating
Possible Affluent Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
Rapallo Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
Resorts World Spa Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
+ Sanyen Oil & Gas Limited	**95.0**	95.0	Mauritius	Pre-operating
+ Sanyen Oil & Gas Services Limited	**95.0**	-	Isle of Man	Pre-operating
+ Sayang (Thailand) Limited	**91.0**	91.0	Thailand	Pre-operating
+ Sedby Limited	**100.0**	-	Isle of Man	Pre-operating
+ SIPC Genting Cabinda Ltd (formerly known as Optonia Limited)	**95.0**	95.0	Isle of Man	Pre-operating
Space Fair Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
+ Star Eagle Holdings Limited	**64.3**	-	British Virgin Islands	Pre-operating
+ Swallow Creek Limited	**95.0**	-	Isle of Man	Pre-operating
+ Tetha Limited	**95.0**	-	Isle of Man	Pre-operating
Tullamarine Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating

38. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2004	2003		
Twinmatics Sdn Bhd	**56.8**	56.8	Malaysia	Pre-operating
+ Vestplus (Hong Kong) Limited	**56.8**	56.8	Hong Kong	Pre-operating
+ Vestplus (Thailand) Limited	**51.7**	51.7	Thailand	Pre-operating
Vintage Action Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
Yarrawin Sdn Bhd	**34.1**	34.1	Malaysia	Pre-operating
+ Golden Chain Investment Limited	**-**	56.8	Mauritius	Removed from the Register of Companies
+ Pearl Land Investment Limited	**-**	56.8	Mauritius	Removed from the Register of Companies
Associates				
* Aban Power Co. Limited	**36.3**	-	India	Pre-operating
* Asiatic Ceramics Sdn Bhd	**26.9**	26.9	Malaysia	In receivership
+ Lanco Kondapalli Power Pvt Ltd	**30.0**	30.0	India	Generation and supply of electric power
+ Pacific Lottery Corporation	**19.3**	19.3	Canada	Research, develop, manufacture, operate and manage lottery gaming central systems
Serian Palm Oil Mill Sdn Bhd	**21.9**	22.0	Malaysia	Fresh fruit bunches processing
* Sri Gading Land Sdn Bhd	**26.9**	26.9	Malaysia	Property development
+ Star Cruises Limited	**20.7**	20.4	Isle of Man & continued into Bermuda on 9 October 2000	Cruise and cruise related operations

* The financial statements of these companies are audited by firms other than the auditors of the Company.

\+ The financial statements of these companies are audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers, Malaysia.

STATEMENT ON DIRECTORS' RESPONSIBILITY

pursuant to paragraph 15.27(a) of the listing requirements of Bursa Malaysia Securities Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Genting Berhad have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Company and the Group for the financial year ended 31 December 2004.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the financial year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the internal control systems to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 25 February 2005.

STATUTORY DECLARATION

pursuant to section 169(16) of the Companies Act, 1965

I, **CHIEW SOW LIN**, the Officer primarily responsible for the financial management of **GENTING BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 50 to 107 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
CHIEW SOW LIN at KUALA LUMPUR on 25 February 2005) **CHIEW SOW LIN**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS

to the members of Genting Berhad

We have audited the financial statements set out on pages 50 to 107. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   (ii) the state of affairs of the Group and of the Company as at 31 December 2004 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 38 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/06 (J))
Partner of the firm

Kuala Lumpur
25 February 2005

TEN-YEAR SUMMARY

Amounts in RM million unless otherwise stated	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Revenue	**4,647.0**	4,237.1	3,534.7	3,148.4	3,338.6	3,077.4	3,369.8	3,822.0	2,595.6	2,496.0
Profit / [loss] from ordinary activities before taxation	**1,777.8**	1,562.3	1,559.5	1,034.6	(322.7)	1,521.4	909.7	1,542.5	1,260.9	1,135.8
Taxation	**(343.7)**	(480.7)	(456.6)	(387.4)	(351.8)	(14.8)	(363.4)	(346.0)	(336.0)	(281.4)
Profit / [loss] from ordinary activities after taxation	**1,434.1**	1,081.6	1,102.9	647.2	(674.5)	1,506.6	546.3	1,196.5	924.9	854.4
Net profit / [loss] for the financial year	**928.0**	713.8	756.5	452.1	(246.2)	1,101.6	414.7	772.2	649.4	570.0
Share Capital	**352.3**	352.2	352.2	352.2	352.2	352.2	352.2	352.2	351.1	351.1
Unappropriated Profit	**7,034.3**	6,220.1	5,608.2	4,948.9	4,592.6	4,915.7	3,908.0	3,597.4	2,928.6	2,370.6
Other Reserves	**481.9**	472.5	465.8	459.6	464.6	547.1	536.4	566.3	423.1	404.3
Shareholders' Equity	**7,868.5**	7,044.8	6,426.2	5,760.7	5,409.4	5,815.0	4,796.6	4,515.9	3,702.8	3,126.0
Minority Interests	**3,432.1**	3,035.9	2,404.7	2,121.4	2,017.2	2,544.5	2,138.0	2,109.8	1,617.3	1,453.8
Non-Current Liabilities	**3,540.7**	2,802.5	1,303.5	1,373.0	688.9	359.2	345.2	332.2	215.6	187.1
Capital Employed	**14,841.3**	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9	5,535.7	4,766.9
Property, Plant and Equipment	**6,550.4**	6,222.0	4,881.4	4,721.4	4,194.9	3,701.1	3,580.8	3,351.2	3,163.3	2,776.4
Land Held for Property Development	**495.1**	513.7	525.1	621.9	631.2	653.6	631.9	597.9	468.0	362.0
Jointly Controlled Entities	**39.7**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Associates	**2,230.1**	2,159.1	2,431.2	2,030.6	1,927.2	1,446.2	1,324.4	317.9	239.4	178.8
Exploration Cost	**2.8**	0.0	0.0	0.0	439.2	437.6	399.2	207.0	36.6	0.0
Other Long Term Investments	**357.6**	12.0	15.6	6.9	114.0	167.0	7.3	122.1	4.2	3.0
Long Term Receivables	**22.7**	20.4	20.2	19.0	10.1	3.7	0.0	0.0	0.0	0.0
Deferred Taxation	**4.6**	3.8	23.6	8.9	6.5	1.3	1.2	1.2	10.2	5.9
Goodwill	**10.9**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	9,713.9	8,931.0	7,897.1	7,408.7	7,323.1	6,410.5	5,944.8	4,597.3	3,921.7	3,326.1
Net Current Assets	**5,127.4**	3,952.2	2,237.3	1,846.4	792.4	2,308.2	1,335.0	2,360.6	1,614.0	1,440.8
Employment of Capital	**14,841.3**	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9	5,535.7	4,766.9
Basic earnings / [loss] per share [sen]	**131.76**	101.34	107.41	64.20	(34.96)	156.40	58.89	109.72	92.49	81.17
Net dividend per share [sen]	**17.28**	15.48	14.76	13.68	13.68	13.68	13.32	14.98	14.70	14.70
Dividend cover [times]	**7.6**	6.5	7.3	4.7	N/A	11.4	4.4	7.3	6.3	5.5
Current ratio	**3.92**	3.98	2.71	2.89	1.66	4.20	2.26	3.36	2.93	3.17
Net tangible assets per share [RM]	**11.15**	10.00	9.12	8.18	7.68	8.26	6.81	6.41	5.27	4.45
Return / [loss] [after tax and minority interests] on average shareholders' equity [%]	**12.45**	10.60	12.42	8.10	(4.39)	20.76	8.91	18.79	19.02	19.78
Market share price										
- highest [RM]	**19.80**	18.90	16.50	11.30	18.00	15.70	14.00	18.00	25.75	27.50
- lowest [RM]	**14.30**	11.30	10.40	7.40	8.75	7.85	6.40	7.70	17.00	18.90

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

N/A - Not Applicable

LIST OF PROPERTIES HELD

as at 31 December 2004

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2004 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
MALAYSIA							
STATE OF PAHANG DARUL MAKMUR							
1	Genting Highlands, Bentong	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	199.1	23	1982 (R)
2	Genting Highlands, Bentong	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	136.4	12	1992 (A)
3	Genting Highlands, Bentong	Freehold	Built-up : 392,469 sq.metres	22-storey First World Hotel & Car Park V	873.2	5	2000 (A)
4	Genting Highlands, Bentong	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	26.3	11	1993 (A)
5	Genting Highlands, Bentong	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	32.4	33	1989 (R)
6	Genting Highlands, Bentong	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	11.5	29	1989 (R)
7	Genting Highlands, Bentong	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	9.1	21	1989 (R)
8	Genting Highlands, Bentong	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	17.5	12	1992 (A)
9	Genting Highlands, Bentong	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	66.9	12	1992 (A)
10	Genting Highlands, Bentong	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	57.5	8	1996 (A)
11	Genting Highlands, Bentong	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.5	32	1989 (R)
12	Genting Highlands, Bentong	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	21.4	10	1989 (R)
13	Genting Highlands, Bentong	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.2	21	1989 (R)
14	Genting Highlands, Bentong	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.8	21	1989 (A)
15	Genting Highlands, Bentong	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.5	6	1999 (A)
16	Genting Highlands, Bentong	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.8	17	1989 (R)
17	Genting Highlands, Bentong	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989 (R)
18	Genting Highlands, Bentong	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.4	12	1992 (A)
19	Genting Highlands, Bentong	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	24	1989 (A)
				1 unit of Kayangan Apartment	0.2	24	1990 (A)
20	Genting Highlands, Bentong	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	20.8	18	1989 (R)
21	Genting Highlands, Bentong	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	24.8	18	1989 (R)
22	Genting Highlands, Bentong	Freehold	Built-up : 9,254 sq.metres	83 units of Ria Apartment (Pahang Tower)	12.9	18	1989 (R)
23	Genting Highlands, Bentong	Freehold	Land : 3,286 hectares	7 plots of land & improvements	252.0	-	1989 (R)
				1 plot of land & improvements	6.0	-	1996 (A)
				10 plots of land & improvements	52.1	-	1989 (R)
				1 plot of land & improvements	0.1	-	1991 (A)
				66 plots of land & improvements	142.5	-	1989 (R)
				3 plots of land & improvements	24.8	-	2002 (A)
				13 plots of land & improvements	9.4	-	1995 (R)
24	Genting Highlands, Bentong	Leasehold (unexpired lease period of 89 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994 (A)
25	Genting Highlands, Bentong	Leasehold (unexpired lease period of 54 years)	Land : 5 hectares	3 plots of land	0.6	-	1995 (A)
26	Genting Highlands, Bentong	Leasehold (unexpired lease period of 86 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000 (A)
27	Bukit Tinggi, Bentong	Leasehold (unexpired lease period of 90 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	5	1999 (A)
28	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	4.6	-	1989 (R)
29	Beserah, Kuantan	Freehold	Land : 3 hectares Built-up : 713 sq.metres	2 plots of agriculture land with residential bungalow	1.1	18	1987 (A)
30	Beserah, Kuantan	Freehold	Land : 4 hectares	4 plots of vacant agriculture land	0.9	-	1989/1991 (A)
31	Kg Permatang Badak, Kuantan	Freehold	Land : 0.7 hectare Built-up : 335 sq.metres	1 plot of industrial land with workshop and office	0.7	3	2001 (A)
STATE OF SELANGOR DARUL EHSAN							
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	430.5	8	1997 (A)
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993 (A)
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	74.1	8	1997 (A)
3	Genting Highlands, Hulu Selangor	Freehold	Built up : 3,008 sq.metres	2-storey & 4-storey Gohtong Jaya Security Buildings	6.1	7	1998 (A)
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	11.3	18	1989 (R)
5	Genting Highlands, Hulu Selangor	Freehold	Land : 615 hectares	3 plots of building land	12.3	-	1989 (R)
				10 plots of building land	41.8	-	1995 (R)
				7 plots of building land	10.4	-	1993 (A)
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1995 (R)
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.1	-	1994 (A)
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	15.0	-	1994 (A)
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.0	-	1994 (A)
10	Mukim Tanjung Dua Belas, Kuala Langat	Freehold	Land : 45 hectares Built-up : 305,982 sq.metres	1 plot of industrial land with paper mill & power plant complex	146.8	13	1990 (A)
11	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 71 years)	Land : 32 hectares Built-up : 36,736 sq.metres	27 plots of industrial land with factory	101.6	4	1994 (A)
12	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 92 years)	Land : 3 hectares	1 plot of industrial land	2.5	-	1994 (A)
13	Bandar Baru Bangi, Kajang	Leasehold (unexpired lease period of 82 years)	Land : 4,047 sq.metres Built-up : 1,505 sq.metres	1 plot of industrial land with factory	2.7	8	1996 (A)
14	Section 28, Petaling Jaya	Leasehold (unexpired lease period of 62 years)	Land : 2,875 sq.metres Built-up : 780 sq.metres	2 plots of industrial land with factory	4.8	8	1996 (A)
15	Sungai Buloh, Gombak	Freehold	Land : 5,172 sq.metres Built-up : 1,267 sq.metres	1 plot of industrial land with factory	3.5	9	1996 (A)
16	Pandamaran, Klang	Freehold	Land : 2,471 sq.metres Built-up : 1,316 sq.metres	2 plots of industrial land with factory	1.3	8	1996 (A)
17	Pulau Indah, Klang	Leasehold (unexpired lease period of 91 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	46.8	-	1997 (A)
18	Rawang, Gombak	Freehold	Land : 5,574 sq.metres Built-up : 669 sq.metres	1 plot of industrial land with factory	1.9	6	1996 (A)
19	Bangi Factory, Selangor	Leasehold (unexpired lease period of 82 years)	Land : 12,140 sq.metres Bulit-up : 5,556 sq.metres	1 plot of industrial land with factory	2.4	23	1990 (A)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2004 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
	FEDERAL TERRITORY OF KUALA LUMPUR						
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	18	1988 (A)
2	Jalan Sultan Ismail, Kuala Lumpur	Freehold	Land : 3,940 sq.metres Built-up : 63,047 sq.metres	Wisma Genting - 25-level office building with 6-level basement	106.3	19	1983/1991 (A)
3	Segambut, Kuala Lumpur	Leasehold (unexpired lease period of 70 years)	Land : 4 hectares Built-up : 2,601 sq.metres	Store, helicopter, bus and limousine depot	9.8	29	1982 (A)
	STATE OF PERAK DARUL RIDZUAN						
1	Kinta, Perak	Leasehold (unexpired lease period of 85 years)	Land : 6 hectares	349 vacant housing development lots	1.6	-	1989 (A)
	STATE OF TERENGGANU DARUL IMAN						
1	Kijal, Kemaman	Leasehold (unexpired lease period of 87 years)	Land : 262 hectares	4 plots of resort/property development land	45.6	-	1996 (A)
			Land : 51 hectares	18-hole Awana Kijal Golf Course	12.1	-	1997 (A)
			Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	95.5	8	1997 (A)
			Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.6	10	1995 (A)
			Built-up : 7,278 sq.metres	96 units of Angsana Apartment	10.5	9	1996 (A)
		Leasehold (unexpired lease period of 87 years)	Land : 18 hectares	17 plots of resort/property development land	1.6	-	2002 (A)
		Leasehold (unexpired lease period of 97 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1995 (R)
	STATE OF KEDAH DARUL AMAN						
1	Mukim Sg. Seluang, Kulim	Freehold	Land : 7,299 sq.metres Built-up : 669 sq.metres	2 plots of industrial land with factory	1.0	6	1996 (A)
2	Mukim Sg. Petani, Kuala Muda	Freehold	Land : 2,922 sq.metres Built-up : 1,041 sq.metres	1 plot of industrial land with factory	0.9	9	1995 (A)
3	Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 83 years)	Land : 14 hectares	5 plots of building land	11.5	-	1997 (A)
			Built-up : 20,957 sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	61.2	7	1997 (A)
	STATE OF PULAU PINANG						
1	Seberang Perai Selatan, Pulau Pinang	Freehold	Land : 7 hectares Built-up : 37,976 sq.metres	1 plot of industrial land with factory	64.5	3	1997 (A)
	STATE OF JOHORE						
1	Kulai, Johor	Freehold	Land : 15 hectares	8 plots of industrial land	25.6	-	1999 (A)
	ESTATES/PROPERTY DEVELOPMENT ("PD")						
1	ASIATIC Bukit Sembilan Estate, Baling/Sg. Petani/Jitra, Kedah	Freehold	Estate : 1,318 hectares PD : 131 hectares	Oil palm estate, property development and golf course & clubhouse	62.1	9	1981 (R)
2	ASIATIC Selama Estate, Serdang & Kulim, Kedah/Selama, Perak	Freehold	Estate : 1,852 hectares	Oil palm estate	23.9	-	1981 (R)
3	ASIATIC Sepang Estate, Sepang & Ulu Langat, Selangor	Freehold	Estate : 666 hectares	Oil palm estate	13.9	-	1981 (R)
4	ASIATIC Tebong Estate, Jasin & Alor Gajah, Melaka/Tampin & Kuala Pilah, Negeri Sembilan	Freehold	Estate : 2,321 hectares	Oil palm estate	29.5	-	1981 (R)
5	ASIATIC Cheng Estate, Melaka Tengah, Alor Gajah & Kuala Linggi, Melaka	Freehold	Estate : 793 hectares PD : 8 hectares	Oil palm estate and property development	26.7	-	1981 (R)
6	ASIATIC Tanah Merah Estate, Tangkak, Johor	Freehold	Estate : 1,802 hectares	Oil palm estate	25.4	-	1981 (R)
7	ASIATIC Sungei Rayat Estate, Batu Pahat, Johor	Freehold	Estate : 1,707 hectares	Oil palm estate	29.4	-	1983 (A)
8	ASIATIC Sri Gading Estate, Batu Pahat, Johor	Freehold	Estate : 3,660 hectares	Oil palm estate	65.8	-	1983 (A)
9	ASIATIC Sing Mah Estate, Air Hitam, Johor	Freehold	Estate : 669 hectares	Oil palm estate and mill	12.9	24	1983 (A)
10	ASIATIC Kulai Besar Estate, Kulai/Simpang Renggam, Johor	Freehold	Estate : 2,802 hectares PD : 117 hectares	Oil palm estate and mill and property development	341.7	15	1983 (A)
11	ASIATIC Setiamas Estate, Kulai & Batu Pahat, Johor	Freehold	Estate : 149 hectares PD : 92 hectares	Oil palm estate and property development	83.6	-	1996 (A)
12	ASIATIC Sabapalm Estate, Labuk Valley Sandakan, Sabah	Leasehold (unexpired lease period of 81,883 years)	Estate : 4,360 hectares	Oil palm estate and mill	41.1	34	1991 (A)
13	ASIATIC Tanjung Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 82,92 years)	Estate : 4,345 hectares	Oil palm estate and mill	43.3	10	1988/2001 (A)
14	ASIATIC Bahagia Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 81,82 years)	Estate : 4,548 hectares	Oil palm estate	48.3	-	1988/2003 (A)
15	ASIATIC Tenegang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 84 years)	Estate : 4,047 hectares	Oil palm estate	34.4	-	1990 (A)
16	ASIATIC Landworthy Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 79 years)	Estate : 4,039 hectares	Oil palm estate	34.8	-	1992 (A)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2004 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
17	ASIATIC Layang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 86 years)	Estate : 1,683 hectares	Oil palm estate	19.2	-	1993 (A)
18	ASIATIC Jambongan Estate, Beluran, Sabah	Leasehold (unexpired lease period of 29-96 years)	Estate : 3,711 hectares	Oil palm estate and unplanted agricultural land	23.8	-	2001-2004 (A)
19	ASIATIC Indah & Permai Estates, Kinabatangan, Sabah	Leasehold (unexpired lease period of 92 years)	Estate : 8,830 hectares	Oil palm estate	94.6	-	2001 (A)
20	ASIATIC Mewah Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 79-886 years)	Estate : 5,611 hectares	Oil palm estate and mill	118.3	-	2002 (A)
21	ASIATIC Sekong & ASIATIC Suan Lamba Estate Kinabatangan, Sabah	Leasehold (unexpired lease period of 18-94 years)	Estate : 6,755 hectares	Oil palm estate and mill	184.5	-	2004 (A)
22	Asiatic Regional, Office, Wisma Asiatic, Sandakan, Sabah	Leasehold (unexpired lease period of 96 years)	Land : 2,023 sq. metres	Land with 4-storey commercial building	3.2	2	2004 (A)
23	Residential Bungalows, Sandakan, Sabah	Leasehold (unexpired lease period of 883 years)	Land : 1,206 sq.metres Bulit-up: 374 sq.metres	2 units of 2-storey intermediate detached house	0.1	20	1991 (A)
24	Asiatic Vegetable Oils Refinery, Sandakan, Sabah	Leasehold (unexpired lease period of 76 years)	Land : 8 hectares	Vacant land	2.2	-	1992 (A)
	ENGLAND						
1	Hyde Park, London	Leasehold (unexpired lease period of 972 years)	Built-up : 286 sq.metres	2 units of residential apartment at Hyde Park Towers	1.5	25	1980/1996 (A)

GROUP OFFICES

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2288/2333 2288
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my
Website : www.genting.com

LEISURE & HOSPITALITY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2233/2333 2233
Fax : 03 – 2161 5304
E-mail : rwbinfo@genting.com.my
Websites : www.resortsworld.com
www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6436 9000
Fax : 03 – 6101 3535
E-mail : agh@genting.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@genting.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

World Reservations Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Reservations Email:
customercare@genting.com.my
Membership Email:
gwcard@genting.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
11, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

MEETINGS, INCENTIVES, CONVENTIONS & EXHIBITIONS (M.I.C.E)

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2333 6686
Fax : 03 – 2162 1551
E-mail : mice@genting.com.my

Genting International Convention Centre
Website : mice.genting.com.my

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : 03 – 6251 8398/6253 1762
Fax : 03 – 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : 03 – 6101 1118
ext : 58771/7750/7916

OVERSEAS

Singapore
Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6823 9888
Fax : 02 – 6737 7260

Hong Kong SAR
Genting International PLC
Suites 1526-27, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok
Genting International (Thailand) Limited
153, Lot No. 400, 4th Flr,
The Peninsula Plaza, Radjadumri Road,
Patumwan, Bangkok 10330, Thailand
Tel : 662 – 254 0753 / 54 / 55
Fax : 662 – 254 0768

India
New Delhi
C/o Star Cruises
610-611A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 5160 8405 / 06
Fax : (9111) 5160 8404

Mumbai
Genting India Travel Services Pte Ltd
510, 5th Floor,
Churchgate Chambers,
5, New Marine Lines,
Mumbai 400020 India
Telefax : (9122) 2264 0383

PLANTATION DIVISION

Principal Executive Officers
Tan Sri Lim Kok Thay
Dato' Baharuddin bin Musa

HEAD OFFICE

Asiatic Development Berhad
10th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2255/2333 2255
Fax : 03 – 2161 6149
E-mail : info@asiatic.com.my
Website : www.asiatic.com.my

REGIONAL OFFICE

Asiatic Regional Office, Sabah
Wisma Asiatic,
KM 12, Labuk Road,
90000 Sandakan,
Sabah, Malaysia
Tel : 089 – 673 811/672 787
Fax : 089 – 673 976

PAPER & PACKAGING, POWER AND OIL & GAS DIVISIONS

Principal Executive Officer
Mr Ong Tiong Soon

HEAD OFFICE

Genting Sanyen Industrial Paper Sdn Bhd
Genting Sanyen Paperboard Sdn Bhd
Genting Sanyen Power Sdn Bhd
Genting Oil & Gas Sdn Bhd
22nd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2032 2288/2031 1393
: 03 – 2178 2211
Fax : 03 – 2162 4032

PLANT

Genting Sanyen Industrial Paper Sdn Bhd
Kompleks Perindustrian & Pengilangan Kertas Langat
Lot 7090, Mukim Tanjung 12,
Bukit Changgang,
Daerah Kuala Langat,
42700 Banting, Selangor, Malaysia

Genting
Paper Mill
Tel : 03 – 3182 5000
Fax : 03 – 3182 5100

Power Plant
Tel : 03 – 3182 6800
Fax : 03 – 3182 6900

Box Plant (Central)
Tel : 03 – 3182 5200
Fax : 03 – 3182 5300

Box Plant (Northern)
No. 33, Jalan Nafiri,
14200 Sungai Bakap,
Seberang Perai Selatan,
Penang, Malaysia
Tel : 04 – 585 6133
Fax : 04 – 585 6020

Oil & Gas
Tel : 03 – 2178 2288/2333 2211
Fax : 03 – 2163 5187

PROPERTY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

Gentinggi Sdn Bhd
Genting Property Management Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2233/2333 2233
Fax : 03 – 2161 5304
Telex : GHHB MA 30022

PROPERTY SALES

- **Awana Condominium**
- **Ria Apartments**

Enquiries:
Tel : 03 – 2178 2233/2333 2233
Fax : 03 – 2163 5079
Telex : GHHB MA 30022

Kijal Resort Sdn Bhd
Sales Office
Angsana Apartments
Baiduri Apartments
8th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2233/2333 2233
Fax : 03 – 2164 7480

Projek Bandar Pelancongan Pantai Kijal
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 9261
Fax : 09 – 864 9260

Asiatic Land Development Sdn Bhd
Asiatic Permaipura Sales Office
No. 5, Jalan Permaipura 5, Riverside,
08100 Bedong, Kedah, Malaysia
Tel : 04 – 452 1000/1/2
Fax : 04 – 452 1003

Asiatic Indahpura Sales Office
19th Mile, Kulai Besar,
81000 Kulai, Johor, Malaysia
Tel : 07 – 663 1188
Fax : 07 – 662 4655

Asiatic Cheng Perdana Sales Office
No. 32, Jalan Cheng Perdana 1/6,
Desa Cheng Perdana 1, Cheng,
75250 Melaka, Malaysia
Tel : 06 – 312 3548
Fax : 06 – 312 3590

E-COMMERCE & IT DIVISIONS

Principal Executive Officer
Mr Justin Tan Wah Joo

E-Genting Holdings Sdn Bhd
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2288/2333 2288
Fax : 03 – 2333 6666
E-mail : egentinginfo@genting.com.my

Genting Information Knowledge Enterprise Sdn Bhd
17th, 19th & 23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2288/2333 2288
Fax : 03 – 2333 6666
E-mail : egentinginfo@genting.com.my

L2-E-7B Enterprise 4,
Technology Park Malaysia,
Lebuhraya Puchong-Sungai Besi,
Bukit Jalil,
57000 Kuala Lumpur, Malaysia
Tel : 03 – 8996 0818
Fax : 03 – 8996 0839
E-mail : egentinginfo@genting.com.my

Genting WorldCard Services Sdn Bhd
(formerly known as Genting Card Services Sdn Bhd)
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2288/2333 2288
Fax : 03 – 2333 6611
E-mail : egentinginfo@genting.com.my

Genting WorldCard Sdn Bhd
(formerly known as Genting Industries Sdn Bhd)
19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2288/2333 2288
Fax : 03 – 2333 6611
E-mail : egentinginfo@genting.com.my

E-Genting Sdn Bhd
19th & 23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2178 2288/2333 2288
Fax : 03 – 2333 6666
E-mail : egentinginfo@genting.com.my

ANALYSIS OF SHAREHOLDINGS

as at 29 April 2005

Class of Shares : Ordinary shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	2,696	13.37	10,810	0.00
100 - 1,000	9,488	47.06	5,909,798	0.84
1,001 - 10,000	6,134	30.43	22,503,750	3.20
10,001 - 100,000	1,354	6.72	40,756,590	5.79
100,001 to less than 5% of issued shares	486	2.41	430,819,158	61.15
5% and above of issued shares	1	0.01	204,520,848	29.03
Total	**20,159**	**100.00**	**704,520,954**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
1. Kien Huat Realty Sdn Berhad	204,520,848	29.03
2. Kien Huat Realty Sdn Berhad	34,107,204	4.84
3. UOBM Nominees (Asing) Sdn Bhd		
United Overseas Bank Nominees (Pte) Ltd for Golden Hope Limited	28,145,690	4.00
4. UOBM Nominees (Asing) Sdn Bhd		
Tinehay Holdings Limited	24,400,000	3.46
5. Cartaban Nominees (Asing) Sdn Bhd		
SSBT Fund GB01 for Harbor International Fund	15,800,000	2.24
6. Time Life Equity Sdn Bhd	11,523,996	1.64
7. Alocasia Sdn Bhd	11,298,000	1.60
8. Malaysia Nominees (Tempatan) Sendirian Berhad		
Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)	10,437,838	1.48
9. HSBC Nominees (Asing) Sdn Bhd		
Emerging Markets Growth Fund	8,344,500	1.18
10. Lim Chee Wah	8,000,000	1.14
11. HSBC Nominees (Asing) Sdn Bhd		
HSBC BK PIC for Prudential Assurance Company Ltd	7,304,000	1.04
12. Datacorp Sdn Bhd	7,043,200	1.00
13. World Management Sdn Bhd	6,763,800	0.96
14. Cartaban Nominees (Asing) Sdn Bhd		
Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	6,531,500	0.93
15. World Management Sdn Bhd	4,894,800	0.70
16. Employees Provident Fund Board	4,726,000	0.67
17. HSBC Nominees (Asing) Sdn Bhd		
TNTC for Government of Singapore Investment Corporation Pte Ltd	4,636,773	0.66
18. HSBC Nominees (Asing) Sdn Bhd		
Abu Dhabi Investment Authority	4,392,266	0.62
19. HSBC Nominees (Asing) Sdn Bhd		
Capital International Emerging Markerts Investment Fund	4,212,700	0.60
20. Cartaban Nominees (Asing) Sdn Bhd		
Government of Singapore Investment Corporation Pte Ltd for Monetary Authority of Singapore (H)	3,294,700	0.47
21. HSBC Nominees (Asing) Sdn Bhd		
Tinehay Holdings Limited (301-708509-091)	3,000,000	0.43

ANALYSIS OF SHAREHOLDINGS

as at 29 April 2005 (cont'd)

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)

(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
22. Citicorp Nominees (Asing) Sdn Bhd		
Mellon Bank, N.A. for the Boston Company Pooled Employees Fund	2,799,800	0.40
23. Cartaban Nominees (Asing) Sdn Bhd		
Bank of Tokyo Mitsubishi New York for United Nations Joint Staff Pension Fund	2,700,000	0.38
24. Citicorp Nominees (Asing) Sdn Bhd		
American International Assurance Company Limited (P Core)	2,646,900	0.38
25. Citicorp Nominees (Asing) Sdn Bhd		
Mellon Bank, N.A. for MPAM Emerging Markets Fund	2,575,000	0.37
26. CIMSEC Nominees (Tempatan) Sdn Bhd		
CIMB for Golden Pelican Holdings Sdn Bhd (PB)	2,556,900	0.36
27. Lim Kok Thay	2,553,000	0.36
28. Cartaban Nominees (Asing) Sdn Bhd		
Investors Bank and Trust Company for Ishares, INC.	2,520,000	0.35
29. Lee Kim Hua @ Lee Ah Sang	2,327,472	0.33
30. HSBC Nominees (Asing) Sdn Bhd		
Stichting Pensioenfonds ABP.	2,310,800	0.32
Total	**436,367,687**	**61.94**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 29 April 2005

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Kien Huat Realty Sdn Berhad ("Kien Huat")	238,628,052	33.87	54,152,000^	7.69
Parkview Management Sdn Bhd	-	-	292,780,052*	41.56
Inforex Sdn Bhd	-	-	238,628,052+	33.87
Info-Text Sdn Bhd	-	-	238,628,052+	33.87
Dataline Sdn Bhd	-	-	238,628,052+	33.87

Notes:

^ Deemed interested through its subsidiaries.

* Deemed interested through Kien Huat and its subsidiaries.

\+ Deemed interested through Kien Huat.

ANALYSIS OF SHAREHOLDINGS

as at 29 April 2005 (cont'd)

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS as at 29 April 2005

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	3,433,800	0.48740	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Tan Sri Mohd Amin bin Osman	8,000	0.00114	-	-
Mr Quah Chek Tin	1,000	0.00014	-	-

INTEREST IN SUBSIDIARY COMPANIES

Resorts World Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Mohd Amin bin Osman	122,000	0.0112	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	144,000	0.0194	-	-
Tan Sri Mohd Amin bin Osman	164,000	0.0221	-	-

Genting International PLC

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	20,000	0.0005	-	-

AMERICAN DEPOSITORY RECEIPTS - LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 13 August 1999. Under the ADR Programme, a maximum of 21 million ordinary shares of RM0.50 each representing approximately 3% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. The Bank of New York as the Depository Bank has appointed Malayan Banking Berhad as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2005, there were 507,000 ADR outstanding representing 2,535,000 ordinary shares of the Company which have been deposited with the sole custodian for the ADR Programme.

THIS STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Genting Berhad, you should at once send this Statement together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad has not perused this Statement prior to its issuance, takes no responsibility for the contents of this Statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents in this Statement.



GENTING BERHAD

(7916-A)
(Incorporated in Malaysia)

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN (10) PERCENTUM OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965

The Ordinary Resolution in respect of the above Proposal will be tabled at the Thirty-Seventh Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.15 p.m. together with the Form of Proxy are set out in the 2004 Annual Report of the Company despatched together with this Statement.

Last day and time for lodging the Form of Proxy	:	Sunday, 26 June 2005 at 4.15 p.m.
Date and time of Annual General Meeting	:	Tuesday, 28 June 2005 at 4.15 p.m.

This Statement is dated 31 May 2005

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Statement:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Genting
Bursa Malaysia		Bursa Malaysia Securities Berhad (635998-W)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EPS	:	Earnings per share
Genting or Company	:	Genting Berhad (7916-A)
Genting Group or Group	:	Genting and its subsidiaries
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which Bursa Malaysia is open for trading of securities
NTA	:	Net tangible assets
Proposed Renewal	:	Proposed renewal of the authority to enable Genting to purchase Genting Shares for up to ten (10) per centum of the issued and paid-up share capital of the Company
Genting Share(s)	:	Ordinary share(s) of RM0.50 each in Genting
RM and sen	:	Ringgit Malaysia and sen respectively

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Statement to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Statement shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF GENTING RELATING TO THE PROPOSED RENEWAL CONTAINING:



GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

31 May 2005

Directors:

Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Mohd Amin bin Osman *(Executive Director)*
Dr. R. Thillainathan *(Executive Director & Chief Operating Officer)*
Mr. Quah Chek Tin *(Executive Director)*
Tan Sri (Dr.) Gunn Chit Tuan (Independent Non-Executive Director)
Dato' Paduka Nik Hashim bin Nik Yusoff (Independent Non-Executive Director)
Tan Sri Dr. Lin See Yan (Independent Non-Executive Director)

To: The Shareholders of Genting Berhad

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 13 April 2005, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company up to ten (10) per centum of the issued and paid-up share capital of Genting.

At an AGM held on 23 June 2004, your Board obtained shareholders' approval to undertake the share buy-back of up to ten (10) per centum of the issued and paid-up share capital of Genting through Bursa Malaysia.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Thirty-Seventh AGM unless a renewal of authority of share buy-back is obtained from shareholders.

In view of the authority expiring at the conclusion of the forthcoming AGM of Genting, which will be held on Tuesday, 28 June 2005, a renewal of authority of share buy-back is sought from the shareholders for the Proposed Renewal by way of an ordinary resolution.

The purpose of this Statement is to provide you with the details of the Proposed Renewal and to seek your approval for the ordinary resolution pertaining to the Proposed Renewal to be tabled at the forthcoming AGM of Genting to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 4.15 p.m.

SHAREHOLDERS OF GENTING ARE ADVISED TO READ THE CONTENTS OF THIS STATEMENT CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED RENEWAL

2. DETAILS OF THE PROPOSED RENEWAL

2.1 The Company proposes to seek from its shareholders, a renewal of the authority to purchase up to a maximum of 70,452,000 ordinary shares of RM0.50 each in Genting representing approximately ten (10) per centum of the issued and paid-up share capital of the Company as at 29 April 2005 comprising 704,520,954 ordinary shares of RM0.50 each, on Bursa Malaysia through up to two stockbrokers. The appointment of up to two stockbrokers would be lodged with Bursa Malaysia at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Renewal at the forthcoming AGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five (25) per centum public shareholding spread as required by the Bursa Malaysia Listing Requirements. The retained profits and share premium account of the Company were RM3,294.6 million and RM99.5 million respectively, based on the audited financial statements as at 31 December 2004 and were RM3,336.7 million and RM100.3 million based on the management accounts as at 31 March 2005.

2.3 As at 29 April 2004, the public shareholding spread of the Company was approximately 57.94%. Assuming the share buy-back of ten (10) per centum of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will be reduced to 53.27%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on Bursa Malaysia in accordance with the relevant rules of Bursa Malaysia or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable prevailing laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Genting may only purchase its own shares at a price which is not more than fifteen (15) per centum above the weighted average market price of Genting Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is :

(a) not less than the weighted average market price of Genting Shares for the five (5) market days immediately preceding the date of resale; or
(b) not less than 5% below the weighted average market price of Genting Shares for the five (5) market days immediately prior to the resale provided that:

(i) the resale takes place no earlier than 30 days from the date of purchase; and
(ii) the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Renewal will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of ordinary shares in Genting to be purchased and other relevant cost factors. The actual number of Genting Shares to be purchased will depend on market conditions and sentiments of Bursa Malaysia as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on Bursa Malaysia, or both, will in turn depend on the availability of, amongst others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED RENEWAL

The Proposed Renewal, if implemented, will enable the Genting Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of Bursa Malaysia and thereby support its fundamental value.

If Genting Shares purchased are subsequently cancelled, the EPS of Genting may strengthen and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on Bursa Malaysia at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Renewal is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Genting Group and of the resultant impact on its shareholders. The Board in exercising any decision to buy-back any Genting Shares will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Renewal, if implemented, may enable the Company to stabilise the supply and demand of Genting shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Genting Shares. Any cancellation of the Genting Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Renewal if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for any share buy-back. The working capital of the Group will also be affected, as any purchase of Genting Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Genting Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and its shareholders in implementing the Proposed Renewal.

5. EFFECTS OF THE PROPOSED RENEWAL

Assuming that the Company purchases up to 70,452,000 Genting Shares representing approximately ten (10) per centum of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the implementation of the Proposed Renewal on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NTA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Genting Shares purchased are cancelled, the implementation of the Proposed Renewal will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 29 April 2005	704,520,954
Implementation of Proposed Renewal	(70,452,000)
Reduced share capital	634,068,954

However, the implementation of the Proposed Renewal will not have any effect on the issued and paid-up share capital of the Company if the Genting Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the implementation of the Proposed Renewal on the shareholdings of the substantial shareholders of Genting based on the Register of Substantial Shareholders as at 29 April 2005, is as follows:

	No. of Genting Shares held							
	Before the Proposed Renewal				After the Proposed Renewal			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Kien Huat Realty Sdn Bhd ("Kien Huat")	238,628,052	33.87	54,152,000^	7.69	238,628,052	37.63	54,152,000^	8.54
Parkview Management Sdn Bhd	-	-	292,780,052*	41.56	-	-	292,780,052*	46.17
Inforex Sdn Bhd	-	-	238,628,052+	33.87	-	-	238,628,052+	37.63
Info-Text Sdn Bhd	-	-	238,628,052+	33.87	-	-	238,628,052+	37.63
Dataline Sdn Bhd	-	-	238,628,052+	33.87	-	-	238,628,052+	37.63

Notes:

^ *Deemed interested through its subsidiaries*

* *Deemed interested through Kien Huat and its subsidiaries*

+ *Deemed interested through Kien Huat*

5.3 Directors' Shareholdings

The effect of the implementation of the Proposed Renewal on the shareholdings of the Directors of Genting based on the Register of Directors' Shareholdings as at 29 April 2005 is as follows:

	No. of Genting Shares held							
	Before the Proposed Renewal				After the Proposed Renewal			
	Direct	**%**	**Indirect**	**%**	**Direct**	**%**	**Indirect**	**%**
Tan Sri Lim Kok Thay	3,433,800	0.49	-	-	3,433,800	0.54	-	-
Tun Mohammed Hanif bin Omar	200	#	-	-	200	#	-	-
Tan Sri Mohd Amin bin Osman	8,000	#	-	-	8,000	#	-	-
Dr R. Thillainathan	-	-	-	-	-	-	-	-
Quah Chek Tin	1,000	#	-	-	1,000	#	-	-
Tan Sri (Dr.) Gunn Chit Tuan	-	-	-	-	-	-	-	-
Dato' Paduka Nik Hashim bin Nik Yusoff	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-

Notes:

\# *Negligible*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NTA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NTA and any resultant increase in interest income of the Group.

5.5 NTA

If the purchased shares are kept as treasury shares, the NTA per share would decrease, unless the cost per share of the treasury shares purchased is below the NTA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NTA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NTA per share of the Genting Group will decrease, unless the cost per share of the purchased shares is below the NTA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on Bursa Malaysia, the NTA per share of the Genting Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NTA of the Genting Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The implementation of the Proposed Renewal will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Renewal is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Renewal will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2004, the Company has paid an interim dividend of 8.0 sen less Malaysian Income Tax and recommended a final dividend of 16.0 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 25 February 2005. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct and indirect shareholdings of Kien Huat in Genting as at 29 April 2005 is approximately 41.56% of the issued and paid-up share capital of the Company. In the event that the share buy-back of up to approximately ten (10) per centum is carried out in full in a period of six (6) months and the shares purchased are cancelled, the percentage of shareholdings of Kien Huat in Genting would increase to approximately 46.17% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Kien Huat is unchanged.

Pursuant to the Code, a person who holds more than thirty three (33) per centum but less than fifty (50) per centum of the voting shares of a company and such person acquires in any period of six (6) months more than two (2) per centum of the voting shares of the company, the person should undertake a mandatory general offer for the remaining ordinary shares of the company not already owned by the said person. As such, the share buy-back of approximately ten (10) per centum, if carried out in full in a period of six (6) months, would increase the shareholdings of Kien Huat together with persons acting in concert with it by more than two (2) per centum and Kien Huat together with persons acting in concert with it would therefore trigger a mandatory general offer pursuant to the Code.

As at the date hereof, the Company has yet to decide on the percentage of its own shares to be purchased under the Proposed Renewal. However, the Company will ensure that the requirement of a mandatory general offer will not be triggered by Kien Huat.

Save as disclosed above, none of the other existing substantial shareholders is expected to trigger the obligation to undertake a mandatory general offer under the Code as a result of the Proposed Renewal.

7. APPROVAL REQUIRED

The Proposed Renewal is conditional upon approval from the shareholders of Genting at the forthcoming AGM to be convened.

8. PURCHASE OF GENTING SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Genting Shares in the previous twelve (12) months preceding the date of this Statement.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Renewal, none of the Directors and/or major shareholders of Genting or persons connected to them, has any interest, direct or indirect, in the Proposed Renewal or resale of treasury shares, if any.

10. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Renewal is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Renewal at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors
of **GENTING BERHAD**

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman



GENTING BERHAD

(7916-A)

Form of Proxy

(Before completing the form, please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No. ______________

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him ______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 28 June 2005 at 4.15 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No. ______________

(FULL NAME IN BLOCK CAPITALS)

of ____

(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him ______________________________ NRIC No. ______________

(FULL NAME)

of ____

(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 28 June 2005 at 4.15 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy **"A"**	%
Second Proxy **"B"**	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors:					
Dato' Paduka Nik Hashim bin Nik Yusoff	Resolution 4				
Tan Sri Dr. Lin See Yan	Resolution 5				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965					
Tan Sri Mohd Amin bin Osman	Resolution 6				
Tan Sri (Dr.) Gunn Chit Tuan	Resolution 7				
To re-appoint Auditors	Resolution 8				
To empower Directors to issue and allot shares up to 10% of total issued and paid-up capital	Resolution 9				
To renew the authority for the purchase of own shares up to 10% of total issued and paid-up capital	Resolution 10				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this ______________ day of ______________ 2005

No. of Shares held	

____
Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back are set out in the Share Buy-Back Statement of the Company dated 31 May 2005 which is despatched together with the Company's 2004 Annual Report.



www.genting.com


RUMAH CONTOH



